





2025
ANNUAL REPORT





LETTER TO SHAREHOLDERS FISCAL 2025

Fellow Shareholders,

When I joined Wolfspeed in May, I saw a company with scale, talent, and technology to lead the global transition from silicon to silicon carbide. My time thus far has made me even more confident in that conviction and in our ability to create value for shareholders.

We are emerging from a significant period of transformation. The successful completion of our financial restructuring has provided us with a stronger balance sheet, a simpler operating model, and the flexibility to focus on what matters most — disciplined execution and profitable growth.

We are aligning operations with customer needs, deploying capital more efficiently, and strengthening accountability across the organization. Wolfspeed now operates with a leaner cost structure and a renewed focus on delivering consistent results.

We have also strengthened our leadership team with proven semiconductor and operational expertise, including the appointments of Gregor van Issum as CFO, David Emerson as COO, and Matthias Buchner as SVP of Global Sales and CMO. This team is uniting around a shared focus on performance, customer success, and technology leadership.

That focus is already evident. During the year, Wolfspeed continued to innovate and extend its technology leadership in silicon carbide while navigating a period of significant change. Our 200mm Mohawk Valley Fab maintained its strong trajectory, contributing to record quarterly power device revenue in the fourth quarter of fiscal 2025.

We launched our Gen4 platform purpose-built for the high-voltage, high-performance demands of next-generation applications including AI data centers, aerospace and defense, automotive, and energy storage.

The company also announced commercial availability of a full suite of 200mm silicon carbide materials. At the same time, we are simplifying our manufacturing footprint, consolidating around 200mm production to improve efficiency and drive long-term profitability.

With our financial restructuring successfully behind us and major capacity investments complete, Wolfspeed entered fiscal 2026 with focus and momentum. We believe the long-term demand for energy-efficient power solutions remains one of the most compelling opportunities in semiconductors, and silicon carbide is at the center of that transition.

We are building a more disciplined, resilient, and customer-driven company, a company positioned to lead in technology, drive operational excellence, and create sustainable value for our shareholders.

To our employees, thank you for your dedication and resilience. And to our customers and shareholders, thank you for your continued confidence and trust as we begin this next chapter together.

Sincerely,

Robert Feurle
Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K

(Mark One)

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

     For the fiscal year ended   June 29, 2025

or

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

     For the transition period from   to

Commission file number 001-40863

Wolfspeed.

WOLFSPEED, INC.
(Exact name of registrant as specified in its charter)

North Carolina	56-1572719
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
4600 Silicon Drive	**27703**
Durham **North Carolina**	
(Address of principal executive offices)	**(Zip Code)**

(919) 407-5300
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.00125 par value	WOLF	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☐   No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).   Yes ☐   No ☒

The aggregate market value of common stock held by non-affiliates of the registrant as of December 27, 2024, the last business day of the registrant's most recently completed second fiscal quarter, was $1,006,783,030 (based on the closing sale price of $7.29 per share).

The number of shares of the registrant's Common Stock, $0.00125 par value per share, outstanding as of August 20, 2025 was 156,471,999.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive Proxy Statement to be delivered to shareholders in connection with the 2025 Annual Meeting of Shareholders to be held on or about December 16, 2025 are incorporated by reference into Part III.

WOLFSPEED, INC.
FORM 10-K
For the Fiscal Year Ended June 29, 2025

TABLE OF CONTENTS

Forward-Looking Information

Information set forth in this Annual Report on Form 10-K (this "Annual Report") contains various "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). All information contained in this report relative to future markets for our products and trends in and anticipated levels of revenue, gross margins and expenses, the transactions contemplated by the Restructuring Support Agreement, our Chapter 11 plan of reorganization, and our Chapter 11 Cases (as defined below), our planned reincorporation from the State of North Carolina to the State of Delaware, the actions taken under the 2025 Restructuring Plan (as defined below) and the results therefrom, as well as other statements containing words such as "believe," "project," "may," "will," "anticipate," "target," "plan," "estimate," "expect" and "intend" and other similar expressions constitute forward-looking statements. These forward-looking statements are subject to business, economic and other risks and uncertainties, both known and unknown, and actual results may differ materially from those contained in the forward-looking statements. Any forward-looking statements we make are as of the date made, and except as required under the U.S. federal securities laws and the rules and regulations of the Securities and Exchange Commission (the "SEC"), we have no duty to update them if our views later change. These forward-looking statements should not be relied upon as representing our views as of any date subsequent to the date of this Annual Report. Examples of risks and uncertainties that could cause actual results to differ materially from historical performance and any forward-looking statements include, but are not limited to, those described in "Risk Factors" in Item 1A of this Annual Report.

PART I

Item 1. *Business*

Overview

Wolfspeed, Inc. (Wolfspeed, we, our, or us) is an innovator of wide bandgap semiconductors, focused on silicon carbide materials and devices for power applications. Our product families include power devices and silicon carbide and gallium nitride (GaN) materials. Our products are targeted for various applications such as electric vehicles, fast charging and renewable energy and storage.

Our materials products and power devices are used in electric vehicles, motor drives, power supplies, solar and transportation applications. Our materials products are also used in military communications, radar, satellite and telecommunication applications.

During and prior to fiscal 2024, we designed, manufactured and sold radio-frequency ("RF") devices. We completed the sale of certain assets comprising our former RF product line (the "RF Business") in the second quarter of fiscal 2024 (the "RF Business Divestiture"). Refer to Note 3, "Discontinued Operations," to our consolidated financial statements in Part II, Item 8 of this Annual Report for more information on the RF Business Divestiture.

The RF Business Divestiture represented a strategic shift that had a major effect on our operations and financial results. As a result, we have classified the results and cash flows of the RF product line as discontinued operations in our consolidated statements of operations and consolidated statements of cash flows for all periods presented. Unless otherwise noted, discussion within this Annual Report to the consolidated financial statements relates to our continuing operations.

The majority of our products are manufactured at our production facilities located in North Carolina, New York and Arkansas. We also use contract manufacturers, some of which include captive lines, for certain products and aspects of product fabrication, assembly and packaging. We are constructing a new materials manufacturing facility in North Carolina, which the initial phase was substantially completed as of late fiscal 2025. We operate research and development facilities in North Carolina, Arkansas and New York.

Wolfspeed, Inc. is a North Carolina corporation established in 1987, and our headquarters are in Durham, North Carolina. For further information about our consolidated revenue and earnings, please see our consolidated financial statements included in Item 8 of this Annual Report.

Chapter 11 Proceedings

Restructuring Support Agreement

On June 22, 2025, Wolfspeed and its wholly owned subsidiary, Wolfspeed Texas LLC (together with Wolfspeed, the "Debtors") entered into a Restructuring Support Agreement (together with all exhibits, annexes and schedules thereto, and as may be amended, supplemented or modified from time to time, the "Restructuring Support Agreement") with:

i. certain holders of Wolfspeed's Senior Secured Notes due 2030 (the "Senior Secured Notes," and such holders, the "Consenting Senior Secured Noteholders");

ii. certain holders of Wolfspeed's 1.75% Convertible Senior Notes due 2026 (the "2026 Notes"), 0.25% Convertible Senior Notes due 2028 (the "2028 Notes"), and 1.875% Convertible Senior Notes due 2029 (the "2029 Notes") (collectively, the "Convertible Notes," and such holders, the "Consenting Convertible Noteholders," and together with the Consenting Senior Secured Noteholders, the "Consenting Noteholders"); and

iii. Renesas Electronics America Inc ("Renesas," and together with the Consenting Noteholders, the "Consenting Creditors"), the holder of loans under that certain Unsecured Customer Refundable Deposit Agreement, dated as of July 5, 2023 (as amended to date, the "CRD Agreement").

We intend to substantially de-lever our capital structure on the terms set forth in the Restructuring Support Agreement through the joint plan of reorganization filed by the Debtors under Chapter 11 of the United States Bankruptcy Code (as may be amended, supplemented, or modified from time to time, the "Plan"). The specific terms underlying the Restructuring Support Agreement are further detailed in the Plan.

On June 30, 2025 (the "Petition Date") the Debtors filed voluntary petitions (the "Chapter 11 Cases") under Chapter 11 of the United States Bankruptcy Code (the "Bankruptcy Code") in the United States Bankruptcy Court for the Southern District of Texas, Houston Division (the "Bankruptcy Court") to implement the Plan.

The following is a summary of the material terms of the transactions contemplated by the Restructuring Support Agreement and the Plan:

- Senior Secured Notes. Holders of Senior Secured Notes are expected to receive their pro rata share of (i) new senior secured notes ("New Senior Secured Notes"), which will have substantially similar terms to the existing Senior Secured Notes with certain modifications to reduce go-forward cash interest and minimum liquidity requirements, (ii) a payment from the redemption of $250 million in principal amount of existing Senior Secured Notes at a redemption price of 109.875% of the principal amount being redeemed (to be paid with the proceeds of the Rights Offering (as described below)), and (iii) certain commitment fees, subject to certain conditions.

- Convertible Notes. Holders of Convertible Notes are expected to receive their pro rata share of (i) rights to participate in the rights offering of new second-lien convertible notes ("New 2L Convertible Notes") in the principal amount of $301.13 million, to be fully backstopped by certain holders of Wolfspeed's existing Convertible Notes, and the issuance of additional New 2L Convertible Notes in the principal amount of $30.25 million pursuant to a premium, as discussed in more detail below under the section titled "Backstop Commitment Agreement," (ii) new second-lien notes in the principal amount of $296 million ("New 2L Takeback Notes"), and (iii) 56.3% of a new voting class of common equity interests of Wolfspeed (the "New Common Stock") to be issued on the date on which the Plan becomes effective in accordance with its terms (the "Plan Effective Date"), subject to dilution from other equity issuances, including the conversion of the New 2L Convertible Notes, and the convertible notes and warrants provided to Renesas (described below). Wolfspeed is expected to provide certain registration rights with respect to certain shares of the New Common Stock underlying the New 2L Convertible Notes to certain holders of the existing Convertible Notes.

- Renesas. Subject to certain regulatory approvals and conditions set forth in the Plan, Renesas is expected to receive or be entitled to certain economic benefits associated with (i) new second-lien convertible notes in the principal amount of $204 million, (ii) 38.7% (subject to claims reconciliation in the Chapter 11 Cases) of the New Common Stock as of the Plan Effective Date, subject to dilution from certain equity incentive plans expected to be adopted upon emergence from Chapter 11 of the Bankruptcy Code ("Chapter 11") and certain other equity issuances, including the conversion of the New 2L Convertible Notes, and the convertible notes and warrants provided to Renesas, (iii) warrants to purchase 5% of the New Common Stock as of the Plan Effective Date (assuming conversion of convertible notes issued to Renesas and all New 2L Convertible Notes), and (iv) if certain regulatory approvals have not been obtained prior to the deadline described in the Restructuring Support Agreement, certain contingent consideration, including $15 million in cash (the "Reserve Cash"), additional New 2L Takeback Notes in a principal amount of $15 million (the "Additional New 2L Takeback Notes"), 2.0% of the New Common Stock as of the Plan Effective Date, subject to dilution from certain equity incentive plans expected to be adopted upon emergence from Chapter 11 and certain other equity issuances, including the conversion of the New 2L Convertible Notes, and the convertible notes and warrants provided to Renesas, and the right to a one-year extension of the exercise period of the warrants (the foregoing, collectively with the Reserve Cash, the Additional New 2L Takeback Notes, the "Contingent Consideration"). If certain regulatory approvals are obtained prior to the deadline described in the Restructuring Support Agreement and set forth in the Plan, Renesas will not be entitled to the Contingent Consideration and $10 million of the Reserve Cash will be remitted to or retained by Wolfspeed, $5 million of the Reserve Cash will be remitted to the holders of the Senior Secured Notes (on account of certain claims for commitment fees), the Additional New 2L Takeback Notes will not be issued, the 2.0% of the New Common Stock as of the Plan Effective Date will be distributed to the holders of existing equity interests (as discussed below), and the term of the warrants granted to Renesas will not be extended. Similar to the holders of existing Convertible Notes, Renesas will also be entitled to certain registration rights as set forth in the Restructuring Support Agreement.

- Unsecured Creditors. All other unsecured creditors are expected to be unimpaired and paid on the Plan Effective Date or in the ordinary course of business.

- Existing Equity Holders. Our existing equity interests will be cancelled, and existing equity holders are expected to receive their pro rata share of 3.0% or 5.0% of the New Common Stock as of the Plan Effective Date (depending on whether Renesas obtains certain regulatory approvals), subject to dilution from certain equity incentive plans expected to be adopted upon emergence from Chapter 11 and certain other equity issuances, including the conversion of the New 2L Convertible Notes, and the convertible notes and warrants provided to Renesas.

5

Consummation of the transactions contemplated by the Restructuring Support Agreement and the Plan is subject to, among other things, approval of the Plan by the Bankruptcy Court and the satisfaction or waiver of certain conditions set forth in the Plan. Accordingly, no assurance can be given that the transactions described therein will be consummated. Renesas's receipt of regulatory approvals is not a condition precedent to the Plan Effective Date.

Backstop Commitment Agreement

On June 22, 2025, Wolfspeed entered into a Rights Offering Backstop Commitment Agreement (the "Backstop Commitment Agreement") with the rights offering backstop parties (the "Backstop Parties") and the rights offering holdback parties (the "Holdback Parties") party thereto. Pursuant to the Backstop Commitment Agreement (and subject to the terms and conditions therein), Wolfspeed initiated a rights offering on August 14, 2025 as contemplated under the Restructuring Support Agreement through the issuance of the New 2L Convertible Notes in an aggregate principal amount of $301.13 million, which were or are being offered at a purchase price of 91.3242% of the principal amount thereof (the "Rights Offering"). Sixty percent of the Rights Offering ("Non-Holdback Rights Offering") is being offered pro rata to all holders of Convertible Notes (the "Subscription Rights") and the Backstop Parties have committed to purchase any unsubscribed portion of the Non-Holdback Rights Offering. The remaining 40% of the Rights Offering ("Holdback Rights Offering") has been reserved for the Holdback Parties that have committed to purchasing their respective portions set forth in the Backstop Commitment Agreement. As consideration for the commitments by the Backstop Parties and Holdback Parties, the Backstop Parties and the Holdback Parties. will be issued on the Plan Effective Date, additional New 2L Convertible Notes in an aggregate principal amount of $30.25 million (the "Backstop Premium"), allocated ratably. If the Backstop Commitment Agreement is terminated under certain circumstances as set forth therein, the Backstop Commitment Agreement provides for a cash payment of the Backstop Premium to the Backstop Parties and Holdback Parties on the earlier of the four months following the Petition Date or the effective date of an "Alternative Transaction" (as defined in the Backstop Commitment Agreement).

The transactions contemplated by the Backstop Commitment Agreement are conditioned upon the satisfaction or waiver of certain conditions, including, among other things, that (i) the Bankruptcy Court shall have entered an order approving the Backstop Commitment Agreement and the disclosure statement relating to the Plan (the "Disclosure Statement") and confirming the Plan, (ii) the Plan Effective Date shall have occurred, and (iii) the Restructuring Support Agreement remains in full force and effect.

Senior Secured Notes Amendment

On June 23, 2025, Wolfspeed, the Subsidiary Guarantors (as defined under the A&R Indenture (as defined below)) and U.S. Bank Trust Company, National Association, as trustee (the "Trustee") and collateral agent (the "Collateral Agent"), entered into that certain Second Supplemental Indenture (the "Second Supplemental Indenture") to the Amended and Restated Indenture, dated as of October 11, 2024, by and among Wolfspeed, the Subsidiary Guarantors party thereto from time to time, the Trustee and the Collateral Agent (as supplemented by the First Supplemental Indenture, dated as of October 22, 2024, the "A&R Indenture"), pursuant to which the parties thereto agreed to (i) release Wolfspeed Germany GmbH, a Subsidiary Guarantor, from its obligations under the Notes Documents (as defined under the A&R Indenture) and any related liens and (ii) exclude net proceeds of the sale of "Building 21" from the offer to repurchase requirement under the A&R Indenture.

Voluntary Petition

Subsequent to fiscal 2025 year-end, on the Petition Date, the Debtors filed voluntary petitions under Chapter 11 of Title 11 of the Bankruptcy Code in the Bankruptcy Court. On the Petition Date, the Debtors filed the Plan with the Bankruptcy Court. The Plan embodies the terms of, and transactions contemplated by, the Restructuring Support Agreement. On June 27, 2025, prior to commencing the Chapter 11 Cases, the Debtors commenced solicitation for approval of the Plan by eligible claimholders by transmitting its Disclosure Statement and related solicitation materials. The deadline for eligible claimholders to submit votes on the Plan was August 22, 2025. On July 1, 2025, the Bankruptcy Court entered an order approving Wolfspeed's request to administer the Chapter 11 Cases jointly for administrative purposes only under the caption In re Wolfspeed, Inc., et al. Wolfspeed will continue to operate its business as a "debtor-in-possession" under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code and orders of the Bankruptcy Court.

The Debtors filed and received approval for customary first day motions with the Bankruptcy Court to ensure their ability to continue operating in the ordinary course of business, including authority to pay employees, vendors, and customers. The treatment under the Plan and the Bankruptcy Court-approved relief sought and received in Wolfspeed's "first day" motions collectively contemplate that vendors and other unsecured creditors will be paid in full and in the ordinary course of business.

See the section titled "Risk Factors – Risks related to our Chapter 11 Cases" for a discussion of the risks related to the Restructuring Support Agreement, the Plan and the Chapter 11 Cases.

Reincorporation in Delaware

In connection with the Plan, we plan to effect a reincorporation from the State of North Carolina to the State of Delaware (the "Reincorporation"). Upon consummation of the Reincorporation, Wolfspeed will cease its legal existence as a North Carolina corporation, and the surviving Delaware corporation will continue our business under the name "Wolfspeed, Inc.", succeeding to all of our rights, assets, liabilities and obligations. In connection with the Plan and the Reincorporation, we will adopt a new Certificate of Incorporation and new Bylaws under the Delaware General Corporation Law, which will replace our current Amended and Restated Articles of Incorporation and Bylaws. As of the date hereof, we have not effected the Reincorporation.

Products

Silicon Carbide and GaN Materials

Our silicon carbide materials products consist of silicon carbide bare wafers, epitaxial wafers, and GaN epitaxial layers on silicon carbide wafers. Our silicon carbide materials are targeted for customers who use them to manufacture products for RF, power and other applications. Corporate, government and university customers also buy silicon carbide and GaN materials for research and development directed at RF and power devices.

Power Devices

Our power device products consist of silicon carbide Schottky diodes, metal oxide semiconductor field effect transistors ("MOSFETs") and power modules. Our silicon carbide power products provide increased efficiency and faster switching speeds and as a result, reduced system size and weight over comparable silicon power devices. Power products are sold to customers and distributors for use in applications such as electric vehicles, including charging infrastructure, server power supplies, solar inverters, uninterruptible power supplies, industrial power supplies and other applications.

Research and Development

We invest significant resources in research and development and are focusing on accelerating the pace of technological innovation in our products. Our research and development activities include efforts to:

- develop silicon carbide materials and fabrication technology for a 200mm platform;

- develop higher performance power devices;

- increase the quality, performance and diameter of our substrate and epitaxial materials; and

- continually improve our manufacturing processes.

When our customers participate in funding our research and development programs, we recognize the amount funded as a reduction of research and development expenses to the extent that our customers' funding does not exceed our respective research and development costs. For further information about our research and development costs, see "Research and Development" in Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" of this Annual Report.

Sales and Marketing

We have continued to optimize our sales, marketing and technical applications support functions, as well as expand our distribution capabilities to further enable new and existing customers to design and implement our silicon carbide and power technology into their products. Our sales, marketing and technical applications teams include personnel throughout North America, Asia and Europe.

Customers

We had two customers during each of fiscal 2025, 2024 and 2023 that each represented more than 10% of our consolidated revenue. These customers, in the aggregate, accounted for 37%, 37% and 36% of our total consolidated revenue in fiscal 2025, 2024 and 2023, respectively. For further discussion regarding customer concentration, please see Note 15, "Concentrations of Credit Risk," in our consolidated financial statements included in Item 8 of this Annual Report. The loss of any large customer, including as a result of negative perceptions about Wolfspeed in connection with the Chapter 11 Cases, could have a material adverse effect on our business and results of operations.

Distribution

A portion of our products are sold to distributors. Distributors stock inventory and sell our products to their own customer base, which may include value added resellers, manufacturers who incorporate our products into their own manufactured goods and ultimate end users of our products. We also utilize third-party sales representatives who generally do not maintain a product inventory; instead, their customers place orders directly with us or through distributors.

Design-ins

Design-ins are customer commitments to purchase our products and are one of the factors we use to forecast long-term demand and future revenue. To meet the qualification of a design-in, the customer provides us with documentation (e.g., a letter of intent, statement of work or developmental contract) that can include details such as the expected delivery timeline, estimated price, necessary capacity and required support. A design-in, even with a formal commitment, does not always convert to future revenue (a "design-win") for a variety of reasons, including, but not limited to, the customer delaying or abandoning the project, capacity constraints, timeline challenges, and/or technology changes. Therefore, management uses the design-in amount as a guide to forecast future demand but it should not be taken as an absolute indicator of future revenue.

Design-wins

Design-ins are considered design-wins when a customer issues a purchase order for at least 20% of the expected first year revenue attributed to such customer. Design-wins reflect each project's entire commitment at the time this criterion is satisfied and should not be taken as an absolute indicator of future revenue. Depending on timing, certain projects may be reflected within a single period's design-in and design-win figures. Design-wins for fiscal 2025 and the fourth quarter of fiscal 2025 were the second highest design-wins for a fiscal year and fiscal fourth quarter in company history, respectively.

Manufacturing

We manufacture silicon carbide substrates, silicon carbide MOSFETs and Schottky diodes and power modules. We utilize manufacturing facilities located in the United States in combination with assembly and test subcontractors throughout Asia. Manufacturing assets are managed together through one centralized organization to ensure we leverage scale in asset utilization, purchasing volumes, and overhead costs across the business. During fiscal 2025, we accelerated the transition of our production capacity from 150mm to 200mm offerings including the substantial completion of the initial phase of our major expansion projects and the planned closure of our 150mm device fabrication facility in Durham, North Carolina.

Silicon carbide substrate manufacturing occurs in our materials facility and involves production of a bare wafer substrate with or without epitaxy. Our front-end processes occur in manufacturing facilities called "wafer fabs". These processes involve several hundred manufacturing steps required for imprinting silicon carbide wafers with the precise circuitry required for semiconductor devices to function. Back-end processes include the assembly, test and packaging of semiconductors to make them suitable for use and sale.

Yields in our manufacturing process can vary and are dependent upon multiple factors including product complexity and performance requirements as well as the maturity of the process. In order to maximize both yield and quality, we maintain a robust process design that includes in-line process monitoring and testing.

Our substrate and wafer fab manufacturing facilities are certified to ISO 9001, IATF 16949, and ISO 14001. Our silicon carbide device fabrication facility in Marcy, New York (the Mohawk Valley Fab) is certified to LEED® Silver, ISO 9001 and IATF 16949 and is in the process of being certified for ISO 14001 and ISO 45001.

ISO 9001 is the international standard that specifies requirements for a quality management system and focuses on the ability to consistently provide products and services that meet customer requirements. IATF 16949 is the highest international quality standard for the automotive industry. ISO 14001 is an internationally agreed upon standard for an environmental management system. ISO 45001 is the international standard that specifies requirements for an occupational health and safety ("OH&S") management system. It provides a framework for organizations to manage risks and improve OH&S performance.

Sources of Raw Materials

We depend on a number of suppliers for certain raw materials, components and equipment used in manufacturing our products, including certain key materials and equipment used in critical stages of our manufacturing processes. In select cases, we have purchase contracts with suppliers in place to help ensure our supply. In other cases, we purchase items pursuant to discrete purchase orders. Our suppliers are located around the world and can be subject to constraints beyond our control that may limit supply. We believe our current supply of essential materials is sufficient to meet our needs. However, shortages have occurred from time to time and could occur again.

We are focused on forecasting demand with sufficient time necessary to secure raw materials that may have extended lead times and we continue to work with suppliers to develop purchase and capacity agreements that secure supply over extended time periods, including accommodating our suppliers' need for capital investment when needed.

We continue to experience higher prices on our raw materials as a result of tariffs and inflation pressures, including base price increases and price surcharges. We have mitigated these increases by leveraging our growth to negotiate efficiencies and productivity-based cost reductions.

We believe our operations are currently not materially impacted by our ability to source raw materials, components and equipment used in manufacturing our products.

Competition

Silicon Carbide and GaN Materials

We have continued to maintain a well-established leadership position in the sale of silicon carbide wafer and silicon carbide and GaN epitaxy products. As market adoption of the technology grows with rapidly expanding power device designs, we have experienced increased competition from companies such as Coherent, Inc., SiCrystal GmbH, IQE plc, and Resonac Holdings Corporation in the United States, Europe and Japan. In China, we have observed increased competition from companies such as SICC Co., Ltd., TanKeBlue Semiconductor Co., Ltd and EpiWorld International Co., Ltd. We believe our leading technology and leveraged production scale position us to reliably supply production volumes to the device manufacturers in the market.

Power Devices

Our silicon carbide power devices compete with silicon carbide power semiconductor solutions offered by Infineon Technologies AG, ON Semiconductor Corporation, Rohm Co. Ltd., ST Microelectronics N.V., Bosch, San'an Optoelectronics Co., Silan Microelectronics Co. Ltd., and SiChain Semiconductor, as well as an increasing number of smaller competitors. Our silicon carbide products also compete with silicon semiconductor devices offered by a variety of manufacturers. Our power products compete in the power semiconductor market on the basis of performance, reliability and overall system price.

Patents and Other Intellectual Property Rights

We believe it is important to protect our investment in technology by obtaining and enforcing intellectual property rights, including rights under patent, trademark, trade secret and copyright laws. We seek to protect inventions we consider significant by applying for patents in the United States and other countries when appropriate. We have also acquired, through license grants, purchases and assignments, rights to patents on inventions originally developed by others. As of June 29, 2025, we owned or were the exclusive licensee of 532 issued United States patents and approximately 993 foreign patents with various expiration dates extending up to 2049, with certain patents expiring in the near term. We do not consider our business to be materially dependent upon any one patent, and we believe our business will not be materially adversely affected by the expiration of any one patent. For proprietary technology that is not patented, we generally seek to protect the technology and related know-how and information as trade secrets by keeping confidential the information that we believe provides us with a competitive advantage. We attempt to create strong brands for our products and promote our products through trademarks that distinguish them in the market. We may license to our customers use of our trademarks in connection with the sale of our products, and we monitor for the proper and authorized use of our trademarks.

Licensing activities and lawsuits to enforce intellectual property rights, particularly patent rights, are a common aspect of the semiconductor industry, and we attempt to ensure respect for our intellectual property rights through appropriate actions. The breadth of our intellectual property rights and the extent to which they can be successfully enforced varies across jurisdictions. We both make and receive inquiries regarding possible patent infringements and possible violations of other intellectual property rights in the normal course of business. Depending on the circumstances, we may seek to negotiate a license or other acceptable resolution. If we are unable to achieve a resolution by agreement, we may seek to enforce our rights or defend our position through litigation. Patent litigation in particular is expensive and the outcome is often uncertain. We believe that the strength of our portfolio of patent rights is important in helping us resolve or avoid such disputes with other companies in our industry.

Governmental Regulation

We are subject to a variety of federal, state, local and foreign provisions regulating the discharge of materials into the environment or otherwise relating to the protection of the environment. These include statutory and regulatory provisions under which we are responsible for the management of hazardous materials we use and the disposition of hazardous wastes resulting from our manufacturing processes. Failure to comply with such provisions could result in fines and other liabilities to the government or third parties, injunctions requiring us to suspend or curtail operations or other remedies, and could have a material adverse effect on our business.

Increasing public attention has been focused on the environmental impact of semiconductor manufacturing operations. We, along with the rest of the semiconductor industry, are subject to variable interpretations and governmental priorities concerning environmental laws and regulations.

We endorse and adhere to Environment, Health and Safety (EHS) standards for all our sites. It is our EHS goal to design and develop products safely, that realize energy efficiency, minimize environmental impacts, and have sustainable life cycles. In this manner, we are striving to continuously improve our EHS performance and reduce the overall impacts of our manufacturing processes. To further ensure that we can implement such standards, we are dedicated to:

- providing a safe and healthy work environment for our employees;

- complying with regulatory and other requirements;

- using natural resources, energy, and materials efficiently;

- substituting sustainable resources in place of non-renewable resources;

- reusing or recycling materials wherever technically possible and economically reasonable;

- minimizing waste and disposing of waste safely and responsibly;

- sourcing raw material responsibly;

- implementing specific measures to prevent and minimize hazards to humans; and the environment including pollution prevention; and

- consulting with and encouraging the participation of workers and workers' representatives, as applicable.

Our EHS management systems in our manufacturing facilities in Durham and Research Triangle Park, North Carolina are certified to ISO 14001:2015 for environmental management. The benefits of implementing environmental and safety management systems include improved risk management, cost savings, meeting external stakeholder expectations, ensuring compliance with environmental and occupational safety laws, and decreasing our environmental footprint through discovering new possibilities for energy, water and waste usage reductions.

We are also subject to import-export controls, tariffs and other trade-related regulations and restrictions in countries in which we have operations or otherwise do business. These controls, tariffs, regulations, and restrictions may have a material impact on our business, including our ability to sell products and to manufacture or source components.

Working Capital

For a discussion of our working capital practices, see "Liquidity and Capital Resources" in Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," of this Annual Report.

Human Capital

Employees

As of June 29, 2025, we employed 3,434 regular full and part-time employees. We also employ individuals on a temporary full-time basis and use the services of contractors as necessary. Certain employees in various countries outside of the United States are subject to laws providing representation rights.

Employee Retention and Development

We believe that our future success largely depends upon our continued ability to identify, attract, motivate and retain qualified personnel. Core to our ability to attract and retain talent is our high-performance culture, which is based on our three central values of (1) safety, integrity and respect, (2) ownership and accountability, and (3) ingenuity and passion. We are committed to creating and sustaining a culture where all employees are engaged and can contribute to their full potential. We aim to provide our employees with competitive compensation, as well as opportunities for equity ownership and developmental programs that enable continued learning and growth. We endeavor to utilize recruiting practices that yield qualified and dedicated employees who are driven to achieve our vision.

We are committed to offering an environment in which employees are ensured equal job opportunities and have a chance for advancement. We also have initiatives in place to reduce our global employee turnover rates, which are monitored and reviewed quarterly. Our goal is to ensure employees can find development and career growth without having to leave Wolfspeed.

During the first quarter of 2025, we initiated a headcount reduction and facility closure and consolidation plan. Please refer to Item II, Part 8, Note 16 - "Restructuring" to our consolidated financial statements in Part II, Item 8 of this Annual Report for additional information.

Compensation and Benefits

We are focused on offering competitive compensation and comprehensive benefit packages designed to promote the physical and emotional well-being and financial health of our employees. In addition to base pay, our total compensation package includes items such as bonuses, stock-based compensation and employee referral bonuses. Our benefits package includes employee learnings, health and welfare, tuition reimbursement, student loan repayment, several wellness and emotional support options and adoption assistance. Additionally, we sponsor a 401(k) employee benefit plan for our United States based employees and we match a defined percentage of employee contributions.

Health and Safety

The safety, health, and overall well-being of our employees and contractors is integrated into the way we do business. We aim to provide a safe and healthy work environment through various measures, including accountability for health and safety performance with line management, setting acceptable levels of risk based on government regulation or industry best practice, and evaluating health and safety incidents to prevent recurrence, among other programs.

Culture and Community

Wolfspeed strives to foster an inclusive and engaged workplace culture where every employee feels valued, respected, and empowered to thrive. By building a strong sense of community where employees feel connected and supported, we aim to enhance collaboration and innovation, enabling employees to show up each day to do their best and most productive work. We believe this allows Wolfspeed to solve problems that other companies think to be impossible, helping to drive better business results.

Available Information

Our website address is www.wolfspeed.com and our investor relations website is located at https://investor.wolfspeed.com. Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, proxy statements, statements of changes in beneficial ownership and amendments to those reports are available for free on our investor relations website as soon as reasonably practicable after these are electronically filed with, or furnished to, the SEC. The contents of our website, including our investor relations website, are not incorporated by reference into this filing or any other report we file with or furnish to the SEC. We have no duty to update or revise any forward-looking statements in this Annual Report or in other reports filed with the SEC, whether as a result of new information, future events or otherwise, unless we are required to do so by law. The SEC maintains a website ("www.sec.gov") that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

Item 1A. Risk Factors

Described below are various risks and uncertainties that may affect our business. If any of the risks described below actually occurs, our business, financial condition or results of operations could be materially and adversely affected.

Risk categories and certain principal risks under each category include (each described more fully below):

– Risks related to our Chapter 11 Cases
- We are subject to risks and uncertainties associated with our Chapter 11 Cases.
- We may not be able to obtain confirmation of the Plan as outlined in the Restructuring Support Agreement.
- If the Restructuring Support Agreement is terminated, our ability to confirm and consummate the Plan could be materially and adversely affected.
- The Restructuring Support Agreement is subject to significant conditions and milestones that may be difficult for us to satisfy.
- Trading in our securities during the pendency of our Chapter 11 Cases is highly speculative and poses substantial risks. If the Plan becomes effective, the ownership interest of holders of our existing common stock will be substantially diluted.
- Following the effectiveness of the Plan, certain Consenting Convertible Noteholders and Renesas, if they choose to act together, will have the ability to significantly influence all matters submitted to shareholders of the reorganized company for approval.
- Our business could suffer from a long and protracted restructuring.
- As a result of the Chapter 11 Cases, our historical financial information will not be indicative of our future performance.
- The Chapter 11 Cases raise substantial doubt regarding our ability to continue as a going concern.
- Our planned Reincorporation from the State of North Carolina to the State of Delaware could have significant legal, tax and governance implications for us and our stockholders, could expose us to additional risks and uncertainties and we may not realize the expected benefits of the Reincorporation.
- We will be required to reduce certain of our tax attributes due to the exclusion of cancellation of indebtedness ("COD") income from gross income upon emergence from the Chapter 11 Cases.

– Risks related to our global operations, including global macroeconomic and market risks
- Our business may be adversely affected by the state of the global economy, uncertainties in global financial markets, our ability or our customers' or suppliers' ability to access funding, and the impact of trade tariffs and trade restrictions on the supply chains and global demand for our products or our customers' or suppliers' products.
- We are subject to risks related to international sales and purchases.

– Risks related to sales, product development and manufacturing
- We face significant challenges managing our growth strategy.
- Our results of operations, financial condition and business could be harmed if we are unable to balance customer demand and capacity.
- Variations in our production could impact our ability to reduce costs and could cause our margins to decline and our operating results to suffer.

– Risks associated with our strategic transactions
- If we fail to evaluate and execute strategic opportunities successfully, our business may suffer.
- We are subject to a number of risks associated with our restructuring plan, and these risks could impact our operations, financial condition and ability to realize expected cost savings.
- We are subject to a number of risks associated with the sale of our former Lighting Products, LED Products and RF business units, and these risks could adversely impact our operations, financial condition and business.

– Risks associated with our capital structure
- We have outstanding debt which could materially restrict our business and adversely affect our financial condition, liquidity and results of operations.

– Risks associated with cybersecurity, intellectual property and litigation
- We may be subject to confidential information theft or misuse, which could harm our business and results of operations.
- There are limitations on our ability to protect our intellectual property.

– Risks related to legal, regulatory, accounting, tax and compliance matters
- We and certain of our former executive officers have been named as defendants in securities class action lawsuits. These lawsuits may require significant time and attention from our management and may result in significant legal expenses, which could materially adversely affect our results and financial condition.

- We may be required to recognize a significant charge to earnings if our assets become impaired.
- The adoption of or changes in government and/or industry policies, standards or regulations relating to the efficiency, performance, vehicle range or other aspects of our products and the products in which they are utilized could impact the demand for our products.
- We may be limited in our ability to utilize, or may not be able to utilize, U.S. federal and state net operating loss ("NOL") carryforwards to reduce our future tax liability.
  - General risk factors

Risks related to our Chapter 11 Cases

We are subject to risks and uncertainties associated with our Chapter 11 Cases.

We and our wholly owned subsidiary Wolfspeed Texas LLC have entered into a Restructuring Support Agreement and commenced a voluntary proceeding as the Debtors under Chapter 11 of the Bankruptcy Code in the Bankruptcy Court. The Restructuring Support Agreement contemplates a comprehensive restructuring of Wolfspeed's funded debt obligations and capital structure to be implemented through the Plan. We plan to continue to operate our business as "debtors-in-possession" under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code and orders of the Bankruptcy Court. We have sought and obtained approval of certain "first day" motions containing customary relief intended to assure our ability to continue our ordinary course operations.

The filing of the Chapter 11 Cases could have a material adverse effect on our business, financial condition, results of operations, and liquidity. Our senior management has spent and will continue to spend a significant amount of time and effort focusing on the reorganization instead of focusing exclusively on our business operations. Public reports regarding Wolfspeed's liquidity, execution of the Restructuring Support Agreement, and filing of the Chapter 11 Cases also have made it more difficult to retain management and the key personnel necessary for the success and growth of our business. Furthermore, we may not realize any or all of the intended benefits of the Chapter 11 Cases. Additionally, while we remain subject to the provisions of the Bankruptcy Code in the Chapter 11 Cases, our customers and vendors may lose confidence in our ability to reorganize our business successfully and may seek to establish alternative commercial relationships.

Other significant risks also include or relate to the following:
- our ability to obtain the Bankruptcy Court's approval with respect to motions or other requests made to the Bankruptcy Court in the Chapter 11 Cases, including maintaining strategic control as a debtor-in-possession;
- the effects of the filing of the Chapter 11 Cases on our business and the interests of various constituents, including our creditors and shareholders;
- our ability to comply with the milestones set forth in the Restructuring Support Agreement and the Bankruptcy Court's final order authorizing the use of cash collateral;
- the high costs of the Chapter 11 Cases and related fees;
- the Bankruptcy Court's rulings and orders in the Chapter 11 Cases, as well as the outcome of all other pending litigation and the outcome of the Chapter 11 Cases in general;
- the length of time that we anticipate we will operate under the protection and jurisdiction of the Bankruptcy Court and the continued availability of operating capital during the pendency of the proceeding;
- our ability to negotiate agreements with our creditors to be entered into in connection with the Restructuring Support Agreement and the Plan on favorable terms;
- third-party motions and objections in the Chapter 11 Cases;
- potential delisting by the New York Stock Exchange due to the Chapter 11 Cases or the impact to our stock price in connection with the Chapter 11 Cases;
- limitations on our ability to utilize our NOL carryforwards (and/or certain other tax attributes, excluding certain refundable tax credits such as the AMIC (as defined below)) that are generated before the Plan Effective Date and risks related to an "ownership change" under Section 382 of the Code, including as a result of the transactions contemplated by the Chapter 11 Cases;
- our ability to continue as a going concern as a result of the Chapter 11 Cases to the extent the Plan is not confirmed; and
- the potential adverse effects of the Chapter 11 Cases on our liquidity and results of operations.

Because of the risks and uncertainties associated with the Chapter 11 Cases, we may not be able to predict or quantify the ultimate impact the Chapter 11 Cases may have on our business, cash flows, liquidity, financial condition, and results of operations, nor can we accurately predict the ultimate impact the Chapter 11 Cases may have on our corporate or capital structure. In addition, while the Chapter 11 Cases are ongoing, certain transactions are subject to the prior approval of the Bankruptcy Court, which may limit our ability to respond in a timely manner to certain events or take advantage of certain opportunities. If the Chapter 11 Cases are not successful, any other strategic options that we would pursue to address the impact of our Senior Secured Notes and Convertible Notes, including any recapitalization, restructuring, reorganization, bankruptcy, or liquidation, may not be successful, and holders of our common stock could be diluted to a greater extent or suffer a total loss of their investment.

We may not be able to obtain confirmation of the Plan as outlined in the Restructuring Support Agreement.

There can be no assurance that the Plan as outlined in the Restructuring Support Agreement (or any other plan of reorganization) will be approved by the Bankruptcy Court. The success of any reorganization will depend on approval by the Bankruptcy Court and the willingness of existing debt and security holders to agree to the treatment as outlined in the Plan, and there can be no guarantee of success with respect to the Plan or any other plan of reorganization. We cannot predict the impact that any objection to confirmation of the Plan from the various stakeholders in the Chapter 11 Cases might have on the Plan or on a Bankruptcy Court's decision to confirm the Plan. Any objection may cause us to devote significant resources in response that could materially and adversely affect our business, financial condition, and results of operations. Additionally, it is possible that an official committee of equity holders is appointed, which could materially impact the length and cost of the Chapter 11 Cases or the ability to consummate the Plan as contemplated in the Restructuring Support Agreement.

If the Plan is not confirmed by the Bankruptcy Court, it is unclear whether we would be able to reorganize our business and what, if any, distributions holders of claims against us, including holders of our unsecured debt and equity, as well as holders of the Notes, would ultimately receive with respect to their claims and interests. There can be no assurance as to whether we will successfully reorganize and emerge from Chapter 11 or, if we do successfully reorganize, as to when we would emerge from Chapter 11. If no plan of reorganization can be confirmed, or if the Bankruptcy Court otherwise finds that it would be in the best interest of holders of claims and interests, the Chapter 11 Cases may be converted to a case under Chapter 7 of the Bankruptcy Code, pursuant to which a trustee would be appointed or elected to liquidate our assets for distribution in accordance with the priorities established by the Bankruptcy Code, which would provide for different recoveries than those set forth in the Plan.

If the Restructuring Support Agreement is terminated, our ability to confirm and consummate the Plan could be materially and adversely affected.

The Restructuring Support Agreement contains a number of termination events, upon the occurrence of which certain parties to the Restructuring Support Agreement may terminate the agreement. If the Restructuring Support Agreement is terminated as to all parties thereto, each of the parties will be released from its obligations in accordance with the terms of the Restructuring Support Agreement. Such termination may result in the loss of support for the Plan by the parties to the Restructuring Support Agreement, which could adversely affect our ability to confirm and consummate the Plan. If the Plan is not consummated, there can be no assurance that any new plan would be as favorable to holders of claims against Wolfspeed as contemplated by the Restructuring Support Agreement.

The Restructuring Support Agreement is subject to significant conditions and milestones that may be difficult for us to satisfy.

There are certain material conditions we must satisfy under the Restructuring Support Agreement, including the timely satisfaction of milestones for the progress of the Chapter 11 Cases, including, among other things, obtaining certain bankruptcy court orders and confirmation of the Plan. See Note 2, "Basis of Presentation and Summary of Significant Accounting Policies," in our consolidated financial statements included in Item 8 of this Annual Report. Our ability to timely complete such milestones is subject to risks and uncertainties that may be beyond our control.

Trading in our securities during the pendency of our Chapter 11 Cases is highly speculative and poses substantial risks. If the Plan becomes effective, the ownership interests of holders of our existing common stock will be substantially diluted.

Trading prices for our common stock may bear little or no relationship to the actual recovery by holders of the common stock in the Chapter 11 Cases. Additionally, among the customary first-day motions that we filed, the Bankruptcy Court granted our motion for an order establishing certain procedures with respect to trades and transfers of our common stock, including options to acquire beneficial ownership of our common stock. These procedures restrict transactions involving, and require notices of the holdings of and proposed transactions by, any person, group of persons, or entity that is or would become a "substantial stockholder," defined as any person or entity that beneficially owns, directly or indirectly, approximately 4.5% or more of our common stock. We cannot assure investors of the liquidity of an active trading market, the ability to sell shares of the common stock when desired, or the prices that an investor may obtain for the shares of the common stock. The Restructuring Support Agreement contemplates the transactions set forth therein to be implemented through the Chapter 11 Cases and the Plan.

In connection with the restructuring and subject to the confirmation of the Plan, trade creditors and all other general unsecured creditors will be unimpaired. The Plan, as contemplated by the Restructuring Support Agreement, provides that upon our emergence from Chapter 11, (i) holders of the existing Convertible Notes will receive, among other things, their pro-rata share of 56.3% of the common stock in the reorganized company as of the Plan Effective Date, subject to dilution from other equity issuances, including the conversion of the New 2L Convertible Notes, and the convertible notes and warrants provided to Renesas, (ii) subject to regulatory approvals, Renesas will receive, among other things, (a) 38.7% of the common stock in the reorganized company as of the Plan Effective Date, subject to dilution from other equity issuances, including the conversion of the New 2L Convertible Notes, and the convertible notes and warrants provided to Renesas, (b) warrants to purchase 5% of the common stock in the reorganized company as of the Plan Effective Date (assuming conversion of convertible notes issued to Renesas and all New 2L Convertible Notes), and (c) if certain regulatory approvals have not been obtained prior to the deadline described in the Restructuring Support Agreement, certain contingent consideration, including, among other things, 2.0% of common stock in the reorganized company as of the Plan Effective Date, subject to dilution from other equity issuances, and (iii) that the holders of our existing common stock will receive their pro-rata share of 3 or 5% of the common stock in the reorganized Company as of the Plan Effective Date (depending on whether Renesas obtains certain regulatory approvals), subject to dilution from other equity issuances, including the conversion of the New 2L Convertible Notes, and the convertible notes and warrants provided to Renesas. In addition, if the Plan as contemplated in the Restructuring Support Agreement is consummated, 10% of the common stock outstanding as of the Plan Effective Date (assuming all New 2L Convertible Notes are treated as having converted into shares of New Common Stock on such date and subject to dilution from the conversion of the New 2L Convertible Notes and exercise of warrants issued to Renesas) will be reserved for issuance as awards under a post-restructuring management incentive plan for the benefit of officers and other key employees, including a reserve for initial grants of the New Common Stock under the management incentive plan equivalent to approximately $40 million in value. After the Plan Effective Date, 5% of all issued and outstanding shares of the New Common Stock (assuming all New 2L Convertible Notes are treated as having converted into shares of New Common Stock on such date and subject to dilution from the conversion of the New 2L Convertible Notes and exercise of warrants issued to Renesas) will be reserved for issuance as awards under a post-restructuring long-term incentive plan for the benefit of the broader employee group. Issuances of common stock (or securities convertible into or exercisable for common stock) under the Plan, the management incentive plan, the long-term incentive plan and any exercises of the warrants or conversion rights for shares of common stock will dilute the voting power of the outstanding common stock and may adversely affect the trading price of such common stock.

In addition, in connection with the Plan, we are expected to provide Renesas and certain holders of the existing Convertible Notes with certain registration rights with respect to shares of common stock underlying the warrants provided to Renesas and the New 2L Convertible Notes. These registration rights would entitle Renesas and such holders of the existing Convertible Notes to demand that we register the resale of such securities, and would also provide Renesas and such holders with certain "piggy-back" registration rights with respect to registration statements filed subsequent to the consummation of the Plan. The trading of these additional securities in the public market may have an adverse effect on the market price of our securities.

Following the effectiveness of the Plan, certain Consenting Convertible Noteholders and Renesas, if they choose to act together, will have the ability to significantly influence all matters submitted to shareholders of the reorganized company for approval.

Certain of the Consenting Convertible Noteholders and Renesas are expected to acquire a significant ownership interest in the common stock of the reorganized company pursuant to the Plan. Such Holders may be in a position to control the outcome of all actions requiring shareholder approval, including the election of directors, without the approval of other shareholders. This concentration of ownership could also facilitate or hinder a negotiated change of control of the reorganized company and, consequently, have an impact upon the value of the common stock of the reorganized company. The significant ownership stake may allow these Holders to appoint a majority of the board of directors, potentially influencing the company's management and strategic direction. This could lead to changes in corporate governance practices, business strategies, and capital allocation policies that align with the interests of the major shareholders. The concentrated ownership might also affect the liquidity of the common stock of the reorganized company in the market, potentially impacting its trading price and volatility. The interests of these significant Holders may not always align with those of other shareholders or the reorganized company, potentially leading to conflicts in decision-making. Lastly, this ownership structure could either attract potential acquirers due to the ease of negotiating with a small group of major shareholders or deter them if the Holders are not interested in selling their stakes.

Our business could suffer from a long and protracted restructuring.

Our future results are dependent upon the timely confirmation and consummation of the Plan. A long period of operating under Bankruptcy Court protection could have a material adverse effect on our business. Our financial condition, results of operations, liquidity, and relationships with suppliers, customers, and other counterparties may deteriorate while we are in bankruptcy. Failure to obtain confirmation of a Chapter 11 plan in a timely manner may harm our ability to finance our operations adequately or have continued access to cash collateral, and there is a significant risk that the value of Wolfspeed would be substantially eroded to the detriment of all stakeholders. If the Plan or an alternative Chapter 11 plan that complies with the applicable provisions of the Bankruptcy Code cannot be confirmed, we would have to pursue other strategic options to address the impact of the outstanding Senior Secured Notes and Convertible Notes. Any other strategic option that we pursue, including any recapitalization, restructuring, reorganization, bankruptcy, or liquidation, may not be successful, and holders of our common stock could be diluted to a greater extent or suffer a total loss of their investment.

For as long as the Chapter 11 Cases continue, we will be required to incur substantial costs for professional fees and other expenses associated with the administration of the Chapter 11 Cases. If we are unable to continue funding our operations, our chances of successfully reorganizing our business may be seriously jeopardized, increasing the likelihood that we will be required to liquidate our assets, and as a result, our common stock could become further devalued or become worthless.

There can be no assurance of whether, or when, we will be able to successfully confirm or implement a Chapter 11 plan, or whether we will be able to do so in a timely fashion. Even if a Chapter 11 plan is confirmed and implemented, our operating results may be adversely affected by the possible reluctance of prospective lenders, suppliers, and other counterparties to do business with a company that recently emerged from bankruptcy proceedings.

As a result of the Chapter 11 Cases, our historical financial information will not be indicative of our future performance.

During the Chapter 11 Cases, we expect our financial results to continue to be volatile. Further, we anticipate that our capital structure will be significantly altered if and when we are able to emerge from bankruptcy proceedings. As a result, our historical financial performance is likely not indicative of our financial performance after the date of the filing of the Chapter 11 Cases. In addition, if we emerge from Chapter 11, the amounts reported in subsequent consolidated financial statements may materially change relative to our historical consolidated financial statements. We may also be required to adopt fresh start accounting, in which case our assets and liabilities will be recorded at fair value as of the fresh start reporting date, which may differ materially from the recorded values of assets and liabilities on our consolidated balance sheets. Our financial results after the application of fresh start accounting may be different from historical trends.

We are subject to claims that will not be discharged in the Chapter 11 Cases, which could have a material adverse effect on our financial condition and results of operations.

While certain prepetition litigation claims will be treated as unimpaired 510(b) Claims (as defined in the Plan) during the Chapter 11 Cases, we are involved in certain other litigation, which, so long as it remains unresolved, represents legal issues of uncertain outcome and potential claims for monetary damages. If the outcomes of such litigation are unfavorable, they could have a material impact on our operations and financial health. Additionally, there is a risk of future litigation. In general, litigation can be expensive and time-consuming to bring or defend against. Such litigation could result in settlements or damages that could significantly affect the reorganized company's financial results. It is also possible that certain parties will commence litigation with respect to the treatment of their claims and interests under the Plan. It is not possible to predict what, if any, future litigation the reorganized company may become involved in, nor the final resolution of such litigation. The impact of any such litigation on the reorganized company's businesses and financial stability, however, could be material.

The Chapter 11 Cases will consume a substantial portion of the time and attention of our management, which may have an adverse effect on our business and results of operations, and we may experience increased levels of employee attrition.

Our management has spent a significant amount of time and effort focusing on the entry into the Restructuring Support Agreement and the Chapter 11 Cases, and our management will be required to continue to spend significant time and effort focusing on the Chapter 11 Cases and the implementation of the Plan instead of focusing exclusively on our business operations. This diversion of attention may materially adversely affect the conduct of our business, and, as a result, our financial condition and results of operations, particularly if the Chapter 11 Cases are protracted.

Furthermore, during the pendency of the Chapter 11 Cases, we may experience increased levels of employee attrition, and our employees may face considerable distraction and uncertainty. A loss of key personnel or material erosion of employee morale could adversely affect our business and results of operations. Our ability to engage, motivate, and retain key employees or take other measures intended to incentivize key employees to remain with us through the pendency of the Chapter 11 Cases is limited by restrictions on implementation of incentive programs under the Bankruptcy Code. The loss of services of members of our senior management team could impair our ability to execute our strategy and implement operational initiatives, which would likely have a material adverse effect on our financial condition, liquidity, and results of operations. In addition, the longer the Chapter 11 Cases continue, the more likely it is that vendors, sub-contractors, customers and employees will lose confidence in our ability to reorganize our business successfully.

Upon our emergence from bankruptcy, if at all, the composition of our board of directors is expected to change.

Under the Plan, the composition of our board is expected to change. The composition of the initial board of the reorganized company shall be determined by a selection committee comprised of (i) one member of the existing board of directors, (ii) the Chief Executive Officer, and (iii) three individuals from certain Consenting Creditors. As contemplated by the Plan, Renesas will also have the right to select one member of the board of the reorganized company, subject to receipt of certain regulatory approvals and Renesas holding in the aggregate in excess of 10% of the common stock of the reorganized company. Any new directors are likely to have different backgrounds, experiences, and perspectives from those individuals who currently serve or previously served on the board and thus may have different views on the issues that will determine our future. As a result, our future strategy and plans may differ materially from those of the past.

The Chapter 11 Cases raise substantial doubt regarding our ability to continue as a going concern.

As a result of the Chapter 11 Cases, our operations and ability to develop and execute our business plan are subject to significant risks and uncertainties. Our ability to continue as a going concern is contingent upon, among other things, our ability to, subject to the approval of the Bankruptcy Court, implement a comprehensive restructuring, successfully emerge from the Chapter 11 Cases, and maintain sufficient liquidity following the restructuring to meet our obligations and operating needs. The Plan contemplated by the Restructuring Support Agreement could fail to be confirmed or become effective, or the Bankruptcy Court may grant or deny motions or objections in a manner that is adverse to us and our subsidiaries.

Our planned Reincorporation from the State of North Carolina to the State of Delaware could have significant legal, tax, and governance implications for us and our stockholders, could expose us to additional risks and uncertainties and we may not realize the expected benefits of the Reincorporation.

Our planned Reincorporation could subject us to different or more stringent corporate governance and disclosure requirements. Delaware law differs from North Carolina law in various respects that could affect the rights and obligations of us and our stockholders. Furthermore, the Reincorporation could involve significant costs, delays, and uncertainties. The Reincorporation is subject to the satisfaction of certain conditions, such as the consummation of the Plan and the filing of appropriate documents with the North Carolina and Delaware authorities, and the completion of certain corporate formalities. The Reincorporation could also result in litigation or disputes with our stockholders, creditors, regulators, or other parties, which could divert our resources and attention from our core operations.

There can be no assurance that the anticipated benefits of the Reincorporation will be achieved. Achieving the anticipated benefits of the Reincorporation is subject to a number of risks and uncertainties, including factors that we do not and cannot control. If the Reincorporation is not completed successfully or is delayed, we may incur additional expenses, lose potential opportunities, or face adverse consequences for our business and reputation. In addition, if the expected benefits of the Reincorporation do not meet expectations of investors or securities analysts, the price of our common stock may decline.

We cannot assure you that we will be able to achieve our goals after the Plan is consummated and we emerge from the protection of the Bankruptcy Court.

We will continue to face a number of risks, including certain risks that are beyond our control, such as further deterioration or other changes in economic conditions, changes in our industry and potential revaluing of our assets due to the Chapter 11 Cases even after the Plan is consummated. Accordingly, we cannot assure you that we will achieve our stated goals after consummation of the Plan.

Furthermore, we may need to raise funds through public or private debt or equity financing or other various means to fund our business after emergence from the protection of the Bankruptcy Court. We may not be able to obtain sufficient funds when needed or on favorable terms. Our operating results may also be adversely affected by any reluctance of vendors or customers to do business with a company that recently emerged from the protection of the Bankruptcy Court or from any decline in listeners resulting from our operation under new equity ownership.

Although our Plan contemplates reducing our overall funded debt, we cannot assure you that we will be able to successfully meet our debt service costs or our planned continuing obligations after emergence from the protection of the Bankruptcy Court. Any failure to pay our debt service obligations or to obtain cost savings upon emergence could materially impair our ability to operate profitably and result in our inability to continue as a going concern.

We will be required to reduce certain of our tax attributes due to the exclusion of COD income from gross income upon emergence from Chapter 11.

Generally, any discharge of our debt obligations for an amount less than the debt's adjusted issue price will give rise to COD income. Under section 108 of the Code, a taxpayer is required to exclude COD from gross income if the debtor is under the jurisdiction of a court in a case under Chapter 11 of the Bankruptcy Code and the discharge of debt occurs pursuant to that proceeding. As a consequence of such an exclusion, a taxpayer generally must reduce certain of its tax attributes by the amount of COD income that it excluded from gross income. U.S. federal income tax attributes subject to reduction generally include (i) NOLs and NOL carryforwards; (ii) general business credit carryovers; (iii) capital loss carryovers; (iv) tax basis in assets; and (v) foreign tax credit carryovers.

In connection with the implementation of the Plan, we expect to realize a substantial amount of COD income for U.S. federal income tax purposes and our tax attributes will be subject to the foregoing attribute reduction rules. While the ultimate effect of the attribute reduction is uncertain because, among other things, it will depend on the amount of COD income we realize, loss of these tax attributes may have an adverse effect on our future cash flow.

Risks related to our global operations, including global macroeconomic and market risks

Our business may be adversely affected by the state of the global economy, uncertainties in global financial markets, our ability or our customers' or suppliers' ability to access funding, and the impact of trade tariffs and trade restrictions on the supply chains and global demand for our products or our customers' or suppliers' products.

Our operations and performance depend significantly on worldwide economic and geopolitical conditions. Uncertainty about global economic conditions could result in customers postponing purchases of our products and services in response to tighter credit, unemployment, negative financial news, higher interest rates and/or declines in income or asset values and other macroeconomic factors, which could have a material negative effect on demand for our products and services and, accordingly, on our business, results of operations or financial condition. For example, current global financial markets continue to reflect uncertainty, including as a result of the ongoing military conflict between Russia and Ukraine and the ongoing conflicts in the Middle East, as well as tariff policies announced by the Trump administration and ongoing trade tensions between certain countries including the United States, the EU and China, which has impacted and could continue to impact demand for our products. Given these uncertainties, there could be further disruptions to the global economy, financial markets and consumer confidence. If economic conditions deteriorate unexpectedly, our business and results of operations could be materially and adversely affected. The Trump administration is also ending the EV credit and has positioned against solar and other similar projects, which could leverage out some of our technology. For example, our customers, including our distributors and their customers, may experience difficulty obtaining the working capital and other financing necessary to support historical or projected purchasing patterns, which could negatively affect our results of operations.

Various global economic slowdowns could occur and potentially result in certain economies dipping into economic recessions, including in the United States. Additionally, increased inflation around the world, including in the United States, applies pressure to our costs. Economic slowdowns or recessions and inflationary pressures could have a negative impact on our business, including decreased demand, increased costs, and other challenges. Government actions to address economic slowdowns and increased inflation, including elevated interest rates, also could result in negative impacts to our growth.

In April 2025, the Trump administration announced a baseline tariff of 10% on products from all countries and an additional individualized reciprocal tariff on the countries with which the United States has the largest trade deficits. The Trump administration has announced or imposed additional tariffs on Chinese imports, potentially subject to certain exceptions, prompting announcements of retaliatory tariffs by China on goods from the United States. General trade tensions between the United States and China are expected to continue, and economic and political uncertainty caused by the United States tariffs imposed on goods from China, among other countries, and any corresponding tariffs or currency devaluations from China or such other countries in response, has negatively impacted, and may in the future negatively impact, demand and/or increase the cost for our products. Additionally, Russia's invasion of Ukraine in early 2022 triggered significant sanctions from the United States and European countries. Resulting changes in United States trade policy could trigger retaliatory actions by Russia, its allies and other affected countries, including China, resulting in a potential trade war. Furthermore, if the conflicts between Russia and Ukraine and in the Middle East continue for a prolonged period of time, or if other countries, including the United States, become involved in these conflicts, we could face significant adverse effects to our business and financial condition. For example, if our supply or customer arrangements are disrupted due to expanded sanctions or involvement of countries where we have operations or relationships, our business could be materially disrupted. Further, the use of cyberattacks could expand as part of the conflict, which could adversely affect our ability to maintain or enhance our cyber-security and data protection measures.

We also face uncertainty in the interpretation of new tariffs and their applicability, including with respect to customs valuation, product classification and country-of-origin determinations. Although we and our vendors seek to comply with applicable customs laws and regulations, the application of rules regarding new tariffs can be subject to varying interpretations or future re-interpretations. It is possible that U.S. Customs and Border Protection or other relevant authorities could, upon review or audit, disagree with the valuation, rules of origin or classification methods applied to certain products. Any such disagreement has in the past and could in the future result in the retroactive assessment of additional duties with interest, the imposition of penalties, or other enforcement actions without the ability to mitigate such penalties, thereby adversely affecting our operations or financial results.

Assuming we successfully emerge from the Chapter 11 Cases and implement the Plan, and although we believe we will have adequate liquidity and capital resources to fund our operations for at least the next 12 months, we expect to need additional funding to fully complete all of our intended expansion initiatives, which we may seek to obtain through, among other avenues, federal funding opportunities, equity offerings or other non-debt funding sources, and debt financings (which may involve retiring, refinancing or modifying some of our existing debt). If unfavorable capital market conditions exist, we may not be able to raise sufficient capital or restructure or refinance our outstanding convertible notes on favorable terms and on a timely basis, if at all, which would impact our ability to access federal funding and/or raise additional capital. As discussed in Note 10, "Shareholders' Equity," to our consolidated financial statements in Part II, Item 8 of this Annual Report, we sold 27.8 million shares of common stock under the ATM Program, and if we further issue equity or convertible debt securities to raise additional funds, our existing shareholders may experience dilution and the new equity or debt securities may have rights, preferences and privileges senior to those of our then-existing shareholders. If we incur additional debt, it may impose financial and operating covenants that could restrict the operations of our business. In a rising interest rate environment, debt financing would become more expensive and could have higher transactional and servicing costs. In addition, our then-existing indebtedness may limit our ability to obtain additional financing in the future. The potential inability to obtain adequate funding from debt or capital sources in the future could force us to self-fund strategic initiatives or even forego certain opportunities, which in turn could potentially harm our performance.

We are subject to risks related to international sales and purchases.

In fiscal 2025, 82% of our revenue was from outside the United States and we expect that revenue from international sales will continue to represent a significant portion of our total revenue. As such, a significant slowdown or instability in relevant foreign economies or lower investments in new infrastructure could have a negative impact on our sales. We also purchase a portion of the materials included in our products from overseas sources.

Our international sales and purchases are subject to numerous United States and foreign laws and regulations, including, without limitation, tariffs, trade sanctions, trade barriers, trade embargoes, regulations relating to import-export control, technology transfer restrictions, the International Traffic in Arms Regulation promulgated under the Arms Export Control Act, the Foreign Corrupt Practices Act and the anti-boycott provisions of the United States Export Administration Act. The United States Government has imposed, and in the future may impose, restrictions on shipments to some of our current customers. Government restrictions on sales to certain foreign customers will reduce our revenue and profit related to those customers in the short term and could have a potential long-term impact.

Our international sales are subject to variability as our selling prices become less competitive in countries with currencies that are declining in value against the U.S. Dollar and more competitive in countries with currencies that are increasing in value against the U.S. Dollar. In addition, our international purchases can become more expensive if the U.S. Dollar weakens against the foreign currencies in which we are billed. We may in the future enter into foreign currency derivative financial instruments in an effort to manage or hedge some of our foreign exchange rate risk. We may not be able to engage in hedging transactions in the future, and, even if we do, foreign currency fluctuations may still have a material adverse effect on our results of operations.

Our operations in foreign countries expose us to certain risks inherent in doing business internationally, which may adversely affect our business, results of operations or financial condition.

We have revenue, operations and contract manufacturing arrangements in foreign countries that expose us to certain risks. For example, fluctuations in exchange rates may affect our revenue, expenses and results of operations as well as the value of our assets and liabilities as reflected in our financial statements. We are also subject to other types of risks of doing business internationally, including the following:
- protection of intellectual property and trade secrets;
- tariffs, customs, trade sanctions, trade embargoes and other barriers to importing/exporting materials and products in a cost-effective and timely manner, or changes in applicable tariffs or custom rules, such as tariffs announced by the

Trump administration and retaliatory tariffs implemented by other countries in response and the additional customs duties incurred in fiscal 2024 related to our former Lighting Products business unit;

- the burden of complying with and changes in United States or international taxation policies;
- timing and availability of export licenses;
- rising labor costs;
- disruptions in or inadequate infrastructure of the countries where we operate;
- the impact of public health epidemics on employees and the global economy;
- difficulties in collecting accounts receivable;
- difficulties ensuring compliance with contracts;
- difficulties in staffing and managing international operations; and
- the burden of complying with foreign and international laws and treaties.

For example, the Trump administration has announced an aggressive policy for implementing tariffs, including a baseline tariff of 10% on products from all countries and an additional individualized reciprocal tariff on the countries with which the United States has the largest trade deficits. While most of the initially proposed reciprocal tariffs were suspended while the Trump administration negotiated bilateral trade deals with impacted countries, the United States has since imposed significant tariffs on U.S. trading partners, including China. The tariffs imposed on Chinese goods, among other countries and any corresponding tariffs from China or such other countries in response has negatively impacted, and may in the future negatively impact, demand and/or increase the costs for our products.

The volatility and unpredictability of international trade policies and conditions in the current political and international economic environment add further complexity to our operations, making it challenging to forecast and plan effectively. Government incentives may include tax rebates, reduced tax rates, favorable lending policies and other measures, some or all of which may be available to us due to our foreign operations. Any of these incentives could be reduced or eliminated by governmental authorities at any time or as a result of our inability to maintain minimum operations necessary to earn the incentives. Any reduction or elimination of incentives provided for our operations could adversely affect our business and results of operations. These same governments also may provide increased incentives to or require production processes that favor local companies, which could further negatively impact our business and results of operations.

Changes in regulatory, geopolitical, social, economic, or monetary policies and other factors may have a material adverse effect on our business in the future or may require us to exit a particular market or significantly modify our current business practices. Abrupt political change, terrorist activity and armed conflict pose a risk of general economic disruption in affected countries, which could also result in an adverse effect on our business and results of operations.

Risks related to sales, product development and manufacturing

We face significant challenges managing our growth strategy.

Our potential for growth depends significantly on the adoption of our products within the markets we serve and for other applications, and our ability to affect this rate of adoption. In order to manage our growth and business strategy effectively relative to the uncertain pace of adoption, we must:

- timely complete the Restructuring contemplated by the Plan and the Chapter 11 Cases to implement the Plan or otherwise address our outstanding indebtedness;
- maintain, expand, construct and/or purchase adequate manufacturing facilities and equipment, as well as secure sufficient third-party manufacturing resources, including specifically the expansion of our silicon carbide capacity with the ramping of our state-of-the-art, automated 200mm capable silicon carbide device fabrication facility in New York and the ongoing construction of a new materials manufacturing facility in Siler City, North Carolina;
- receive the expected benefits from the refundable Advanced Manufacturing Investment Credit ("AMIC") under Section 48D of the Internal Revenue Code of 1986, as amended (the "Code");
- meet our production capacity and delivery commitments to our customers, including those customers who provide us with capacity reservation deposits or similar payments;
- manage an increasingly complex supply chain and meet purchase commitments under take-or-pay arrangements with certain suppliers that have the ability to supply an increasing number of raw materials, subsystems and finished products with the required specifications and quality, and deliver on time to our manufacturing facilities, our third-party manufacturing facilities, our logistics operations, or our customers;
- manage the economic conditions around the commodities used in our business;
- meet the volume and spend requirements for our long term electricity supply agreements;

- expand the skills and capabilities of our current management team;
- retain and add experienced senior level managers and executives;
- attract and retain qualified employees;
- expand the capability of our information systems to support a more complex business, such as our ongoing implementation of a new company-wide enterprise resource planning ("ERP") system;
- be successful in securing design-ins across our end markets, including automotive applications;
- realize our expected local and state government incentives, including capital investment reimbursements, property tax reimbursements and sales tax exemptions from state, county and local governments;
- continue to pursue potential federal funding opportunities;
- access capital markets as needed to fund our growth initiatives;
- safeguard confidential information and protect our intellectual property;
- manage organizational complexity and communication; and
- execute, maintain and adjust the operational and financial controls that support our business.

While we intend to continue to focus on managing our costs and expenses, we expect to invest to support our growth and may have additional unexpected costs. Such investments take time to become fully operational, and we may not be able to expand quickly enough to exploit targeted market opportunities. In connection with our efforts to cost-effectively manage our growth, we have increasingly relied on contractors for production capacity, logistics support and certain administrative functions including hosting of certain information technology software applications. If our contract manufacturers (including those at which we maintain captive lines) or other service providers do not perform effectively, we may not be able to achieve the expected cost savings and may incur additional costs to correct errors or fulfill customer demand. Depending on the function involved, such errors may also lead to business disruption, processing inefficiencies, the loss of or damage to intellectual property through security breach, or an impact on employee morale. Our operations may also be negatively impacted if any of these contract manufacturers or other service providers do not have the financial capability to meet our growing needs.

There are also inherent execution risks in starting up a new factory or expanding production capacity, whether one of our own factories or that of our contract manufacturers, as well as risks to moving production to different contract manufacturers, which could increase costs and reduce our operating results. In the fourth quarter of fiscal 2022, we opened the Mohawk Valley Fab to complement the materials factory expansion underway at our United States campus headquarters in Durham, North Carolina and the Mohawk Valley Fab began revenue production in late fiscal 2023. We also commenced work on our new materials manufacturing facility in Siler City, North Carolina in the first quarter of fiscal 2023, and the construction of the buildings and critical infrastructure was substantially completed in late fiscal 2025. The establishment and operation of a new manufacturing facility or expansion of an existing facility involves significant risks and challenges, some of which we have experienced and may experience in the future, including, but not limited to, the following:

- poor production process yields and reduced quality control;
- insufficient personnel with requisite expertise and experience to operate an automated silicon carbide device fabrication facility and a materials manufacturing facility; and
- issues in installing new equipment and ramping production;

If we receive government incentives through federal funding opportunities, or through state and local grants, the restrictions and operational requirements that are associated with such grants would add complexity to our operations and increase our costs. For example, we have signed a non-binding preliminary memorandum of terms ("PMT") with the Department of Commerce relating to proposed funding under the United States CHIPS and Science Act of 2022 (the "CHIPS Act") to support expansion of our new facilities in North Carolina and New York. The terms for awards of funding under the PMT are preliminary and are subject to a comprehensive due diligence process and continued negotiations. There is uncertainty whether any grant approved by the recently established United States Investment Accelerator office within the Department of Commerce will be on the same or similar terms as the PMT. It is also uncertain how the implementation of the Plan as a result of the Chapter 11 Cases could impact the terms, diligence process and negotiations relating to the PMT or any other potential grant or award, as well as the timing or collectability of amounts due under existing state and local incentives. There can be no assurance that we will conclude grant negotiations or receive the full amount of federal funding set forth in the PMT, if at all. In addition, there is uncertainty regarding the impact of the Trump administration's policies with respect to the semiconductor industry and government funding, tax credits and tariffs.

We are also increasingly dependent on information technology to enable us to improve the effectiveness of our operations and to maintain financial accuracy and efficiency. Allocation and effective management of the resources necessary to successfully implement, integrate, train personnel and sustain our information technology platforms will remain critical to ensuring that we are not subject to transaction errors, processing inefficiencies, loss of customers or suppliers, business disruptions or loss of or damage to intellectual property through a security breach in the near term. Additionally, we face these same risks if we fail to allocate and effectively manage the resources necessary to build, implement, upgrade, integrate and sustain appropriate technology infrastructure over the longer term.

Our results of operations, financial condition and business could be harmed if we are unable to balance customer demand and capacity.

As customer demand for our products changes, we must be able to adjust our production capacity to meet demand. We are continually taking steps to address our manufacturing capacity needs for our products. Currently, we are focused on the acceleration of the transition of our offerings from 150mm to 200mm substrates. However, if we are not able to increase our production capacity at our targeted rate, if there are unforeseen costs associated with increasing our capacity levels, or if we are unable to obtain advanced semiconductor manufacturing equipment in a timely manner, we may not be able to achieve our financial targets. We may be unable to build or qualify new capacity on a timely basis to meet customer demand and customers may fulfill their orders with one of our competitors instead. In addition, as we introduce new products and change product generations, we must balance the production and inventory of prior generation products with the production and inventory of new generation products, whether manufactured by us or our contract manufacturers, to maintain a product mix that will satisfy customer demand and mitigate the risk of incurring cost write-downs on the previous generation products, related raw materials and tooling. Significant or prolonged shortages or delivery delays of our products to our customers could delay their manufacturing and negatively impact our relationships with these customers, including triggering the potential payment of penalties on certain agreements.

Due to the proportionately high fixed cost nature of our business (such as facility costs), if demand does not materialize at the rate forecasted, we may not be able to scale back our manufacturing expenses or overhead costs quickly enough to correspond to the lower than expected demand. This could result in lower margins and adversely impact our business and results of operations. Additionally, if product demand decreases or if we fail to forecast demand decreases or changes accurately, we may experience a mismatch between current product demand and manufactured product mix, adversely impacting our results, including due to higher costs resulting from lower factory utilization, causing higher fixed costs per unit produced. For example, in fiscal 2024 and fiscal 2025, we and other semiconductor companies experienced and have continued to experience softer demand for our products than expected. In response, we adjusted our production mix in our North Carolina fab to manufacture power products for automotive applications, which have higher unit costs in this fab. Changes in product demand from our customers' forecasts may also cause variability in our supply costs if significant adjustments are needed to our forecasted or committed procurement and supply plans. Further, we may be required to recognize impairments on our long-lived assets or recognize excess inventory write-off charges, or excess capacity charges, which would have a negative impact on our results of operations.

With the opening of the Mohawk Valley Fab, we have experienced and will continue to experience increased pressure on margins during the period when production begins but before the facility is at full utilization, and in the initial periods we expect these underutilization costs will continue to be substantial as we ramp up the facility. Additionally, our large upfront investment in the facility, or any other new facility, to increase capacity does not guarantee we will need the capacity and we may experience lower than expected capacity once the facility is in production, which could result in further margin pressures.

In addition, our efforts to improve quoted delivery lead-time performance may result in corresponding reductions in order backlog. A decline in backlog levels could result in more variability and less predictability in our quarter-to-quarter revenue and operating results.

Variations in our production could impact our ability to reduce costs and could cause our margins to decline and our operating results to suffer.

All of our products are manufactured using technologies that are highly complex. The number of usable items, or yield, from our production processes may fluctuate as a result of many factors, including but not limited to the following:
- variability in our process repeatability and control;
- contamination of the manufacturing environment;
- equipment failure, power outages, fires, flooding, information or other system failures or variations in the manufacturing process, such as the equipment incident we experienced in our Durham fab in late fiscal 2024;
- lack of consistency and adequate quality and quantity of piece parts, other raw materials and other bill of materials items;
- inventory shrinkage or human errors;
- defects in production processes (including system assembly) either within our facilities or at our suppliers; and
- any transitions or changes in our production process, planned or unplanned.

In the past, we have experienced difficulties in achieving acceptable yields on certain products, which has adversely affected our operating results. We may experience similar problems in the future, and we cannot predict when they may occur or their severity.

In some instances, we may offer products for future delivery at prices based on planned yield improvements or increased cost efficiencies from other production advances. Failure to achieve these planned improvements or advances could have a significant impact on our margins and operating results.

In addition, our ability to convert volume manufacturing to larger diameter substrates is an important factor in providing a more cost-effective manufacturing process.

Our operating results are substantially dependent on the acceptance of new products.

Our future success may depend on our ability to deliver new, higher performing and/or lower cost solutions for existing and new markets and for customers to accept those solutions. The development of new products is a highly complex process, and we have in some instances experienced delays in completing the development, introduction and qualification of new products, which has impacted our results in the past. Our research and development efforts are aimed at solving increasingly complex problems, and we do not expect that all our projects will be successful. The successful development, introduction and acceptance of new products depend on a number of factors, including the following:

- qualification and acceptance of our new product and systems designs, specifically entering into automotive applications which require even more stringent levels of qualification and standards;
- our customers' ability to develop competitive products incorporating our products;
- market acceptance of our products and our customers' products;
- our ability to effectively transfer increasingly complex products and technology from development to manufacturing, including the transition to 200mm substrates;
- our ability to introduce new products in a timely and cost-effective manner;
- achievement of technology breakthroughs required to make commercially viable products;
- our ability to convert customer design-ins to sales of significant volume, and, if customer design-in activity does result in such sales, when such sales will ultimately occur and what the amount of such sales will be;
- the accuracy of our predictions for market requirements;
- our ability to predict, influence and/or react to evolving standards;
- acceptance of new technology in certain markets;
- our ability to protect intellectual property developed in new products;
- the availability of qualified research and development personnel;
- our timely completion of product designs and development;
- our ability to develop repeatable processes to manufacture new products in sufficient quantities, with the desired specifications and at competitive costs; and
- our ability to secure volume purchase orders related to new products.

If any of these or other similar factors becomes problematic, we may not be able to deliver and introduce new products in a timely or cost-effective manner. We continue to focus on the acceleration of our transition to production using 200mm substrates and if we are unable to balance capacity with customer demands or are unable to continue making this transition in a timely or cost-effective manner, our results could be negatively impacted.

We face risks relating to our suppliers, including that we rely on a number of key sole source and limited source suppliers, are subject to high price volatility on certain commodity inputs, including as a result of tariffs, variations in parts quality, and raw material consistency and availability, and rely on independent shipping companies for delivery of our products.

We depend on a number of sole source and limited source suppliers for certain raw materials, components, services and equipment used in manufacturing our products, including key materials and equipment used in critical stages of our manufacturing processes. Although alternative sources generally exist for these items, qualification of many of these alternative sources could take up to six months or longer. Where possible, we attempt to identify and qualify alternative sources for our sole and limited source suppliers.

We generally purchase these sole or limited source items with purchase orders, and we have limited guaranteed supply arrangements with such suppliers, including take-or-pay arrangements and capacity reserve deposit agreements. Some of our sources can have variations in attributes and availability which can affect our ability to produce products in sufficient volume or quality. We do not control the time and resources that these suppliers devote to our business, and we cannot be sure that these suppliers will perform their obligations to us. Additionally, general shortages in the marketplace of certain raw materials or key components may adversely impact our business. In the past, we have experienced decreases in our production yields when suppliers have varied from previously agreed upon specifications or made other modifications we did not specify, which impacted our cost of revenue. We also may encounter issues with our vendors delaying orders or requiring more onerous terms during the pendency of the Chapter 11 Cases and following the implementation of the Plan.

Additionally, the inability of our suppliers to access capital efficiently could cause disruptions in their businesses, thereby negatively impacting ours. This risk may increase from unpredictable and unstable changes in economic conditions, including recession, inflation, or other changes, which may negatively affect key suppliers or a significant number of our other suppliers. Any delay in product delivery or other interruption or variation in supply from these suppliers could prevent us from meeting commercial demand for our products. If we were to lose key suppliers, if our key suppliers were unable to support our demand for any reason or if we were unable to identify and qualify alternative suppliers, our manufacturing operations could be interrupted or hampered significantly.

We rely on arrangements with independent shipping companies for the delivery of our products from vendors and to customers both in the United States and abroad. The failure or inability of these shipping companies to deliver products or the unavailability of shipping or port services, even temporarily, could have a material adverse effect on our business. We may also be adversely affected by an increase in freight surcharges due to rising fuel costs, oil costs and added security.

In our fabrication process, we consume a number of precious metals and other commodities, which are subject to high price volatility and the potential impacts of increased inflation. Our operating margins could be significantly affected if we are not able to pass along price increases to our customers. In addition, production could be disrupted by the unavailability of the resources used in production such as water, silicon, electricity and gases. Future environmental regulations could restrict supply or increase the cost of certain of those materials.

We operate in industries that are subject to significant fluctuation in supply and demand and ultimately pricing, which affects our revenue and profitability.

The industries we serve are in different stages of adoption and are characterized by constant and rapid technological change, rapid product obsolescence and price erosion, evolving standards and fluctuations in product supply and demand. The semiconductor industry is characterized by rapid technological change, high capital expenditures, short product life cycles and continuous advancements in process technologies and manufacturing facilities. As the markets for our products mature, additional fluctuations may result from variability and consolidations within the industry's customer base. These fluctuations have been characterized by lower product demand, production overcapacity, higher inventory levels and aggressive pricing actions by our competitors. These fluctuations have also been characterized by higher demand for key components and equipment used in, or in the manufacture of, our products resulting in longer lead times, supply delays and production disruptions. We have experienced these conditions in our business and may experience such conditions in the future, which could have a material negative impact on our business, results of operations or financial condition.

In addition, as we diversify our product offerings and as pricing differences in the average selling prices among our product lines widen, a change in the mix of sales among our product lines may increase volatility in our revenue and gross margin from period to period.

If we are unable to effectively develop, manage and expand our sales channels for our products, our operating results may suffer.

We sell a portion of our products to distributors, including a distributor that represented more than 10% of our revenue in fiscal 2025. We rely on distributors to develop and expand their customer base as well as to anticipate demand from their customers. If they are not successful, our growth and profitability may be adversely impacted. Distributors must balance the need to have enough products in stock in order to meet their customers' demand against their internal target inventory levels and the risk of potential inventory obsolescence. The risks of inventory obsolescence are especially relevant to technological products. The distributors' internal target inventory levels vary depending on market cycles and a number of factors within each distributor over which we have very little, if any, control. Distributors also have the ability to shift business to different manufacturers within their product portfolio based on a number of factors, including new product availability and performance. Similarly, we have the ability to add, consolidate, or remove distributors.

We typically recognize revenue on products sold to distributors when an item is shipped and title passes to the distributor. Certain distributors have limited rights to return inventory under stock rotation programs and have limited price adjustment rights for which we make estimates. We evaluate inventory levels in the distribution channel, current economic trends and other related factors in order to account for these factors in our judgments and estimates. As inventory levels and product return trends change or we make changes to our distributor roster, we may have to revise our estimates and incur additional costs, and our gross margins and operating results could be adversely impacted.

We depend on a limited number of customers, including distributors, for a substantial portion of our revenue, and the loss of, or a significant reduction in purchases by, one or more of these customers could adversely affect our operating results.

We receive a significant amount of our revenue from a limited number of customers and distributors, two of which individually represented more than 10% of our consolidated revenue in fiscal 2025. Many of our customer orders are made on a purchase order basis, which does not generally require any long-term customer commitments. Therefore, these customers may alter their purchasing behavior with little or no notice to us for various reasons, including developing, or, in the case of our distributors, their customers developing, their own product solutions; choosing to purchase or distribute product from our competitors; incorrectly forecasting end market demand for their products; altering their purchasing practices as a result of the Chapter 11 Cases and/or the implementation of the Plan; or experiencing a reduction in their market share in the markets for which they purchase our products. If our customers alter their purchasing behavior, if our customers' purchasing behavior does not match our expectations or if we encounter any problems collecting amounts due from them, our financial condition and results of operations could be negatively impacted.

The markets in which we operate are highly competitive and have evolving technical requirements.

The markets for our products are highly competitive. In the semiconductor market, we compete with companies that have greater market share, name recognition, distribution and sales channels, and/or technical resources than we do. Competitors continue to offer new products with aggressive pricing, additional features and improved performance. Aggressive pricing actions by our competitors in our businesses could reduce margins if we are not able to reduce costs at an equal or greater rate than the sales price decline.

As competition increases, we need to continue to develop new products that meet or exceed the needs of our customers. Therefore, our ability to continually produce more efficient and lower cost power and materials products that meet the evolving needs of our customers will be critical to our success. Competitors may also try to align with some of our strategic customers. This could lead to lower prices for our products, reduced demand for our products and a corresponding reduction in our ability to recover development, engineering and manufacturing costs. Any of these developments could have an adverse effect on our business, results of operations or financial condition.

Our revenue is highly dependent on our customers' ability to produce, market and sell more integrated products.

Our revenue depends on getting our products designed into a larger number of our customers' products and in turn, our customers' ability to produce, market and sell their products. For example, we have current and prospective customers that create, or plan to create, power products or systems using our substrates, die, components or modules. Even if our customers are able to develop and produce products or systems that incorporate our substrates, die, components or modules, there can be no assurance that our customers will be successful in marketing and selling these products or systems in the marketplace.

Our results may be negatively impacted if customers do not maintain their favorable perception of our brands and products.

Maintaining and continually enhancing the value of our brands is critical to the success of our business. Brand value is based in large part on customer perceptions. Success in promoting and enhancing brand value depends in large part on our ability to provide high-quality products. Brand value could diminish significantly due to a number of factors, including adverse publicity about our products (whether valid or not), a failure to maintain the quality of our products (whether perceived or real), the failure of our products to deliver consistently positive consumer experiences, the products becoming unavailable to consumers or consumer perception that we have acted in an irresponsible manner.

Similarly, customers and other third parties may be less likely to invest time and resources in developing business relationships with us if they are not convinced that our business will succeed, including the perception that we may not be able to successfully stabilize our business following emergence from the Chapter 11 Cases. Accordingly, to build, maintain and grow our business, we must establish and maintain confidence among customers, suppliers, the investment community and other parties with respect to our liquidity and long-term business prospects. Damage to our brand, reputation or loss of customer confidence in our brand or products could result in decreased demand for our products and have a negative impact on our business, results of operations or financial condition.

If our products fail to perform or fail to meet customer requirements or expectations, we could incur significant additional costs, including costs associated with the recall of those items.

The manufacture of our products involves highly complex processes. Our customers specify quality, performance and reliability standards that we must meet. If our products do not meet these standards, we may be required to replace or rework the products.

In some cases, our products may contain undetected defects or flaws that only become evident after shipment and installation. Even if our products meet standard specifications, our customers may attempt to use our products in applications for which they were not designed or in products that were not designed or manufactured properly, resulting in product failures and creating customer satisfaction issues.

We have experienced product quality, performance or reliability problems from time to time and defects or failures may occur in the future. If failures or defects occur, they could result in significant losses or product recalls. A significant product recall could also result in adverse publicity, damage to our reputation and a loss of customer confidence in our products. We also may be the target of product liability lawsuits against us if the use of our products at issue is determined to have caused injury or contained a substantial product hazard.

We provide standard warranty periods of 90 days on our products, with longer periods under a limited number of customer contracts. Although we believe our reserves are appropriate, we are making projections about the future reliability of new products and technologies, and we may experience increased variability in warranty claims. Increased warranty claims could result in significant losses due to a rise in warranty expense and costs associated with customer support.

As a result of our continued expansion into new markets, we may compete with existing customers who may reduce their orders.

We continue to expand into new markets and new market segments. Many of our existing customers who purchase our silicon carbide substrate materials develop and manufacture devices, die and components using those wafers that are offered in the same power market. As a result, some of our current customers perceive us as a competitor in these market segments. In response, our customers may reduce or discontinue their orders for our substrate materials. This reduction in or discontinuation of orders could occur faster than our sales growth in these new markets, which could adversely affect our business, results of operations or financial condition.

Risks associated with our strategic transactions

If we fail to evaluate and execute strategic opportunities successfully, our business may suffer.

From time to time, including the present, we evaluate strategic opportunities available to us for product, technology or business transactions, such as business acquisitions, investments or capacity expansions, joint ventures, divestitures, or spin-offs. If we choose to enter into such strategic transactions, we face certain risks including:
- the inability to realize the expected benefits, both from a timing and amount perspective, from our ongoing and planned capacity expansions, including the expansion of a new materials manufacturing facility in Siler City, North Carolina;
- the failure of an acquired business, investee or joint venture to meet our performance and financial expectations;
- identification of additional liabilities relating to an acquired business;
- loss of customers due to perceived conflicts or competition with such customers or due to regulatory actions taken by governmental agencies;
- that we are not able to enter into acceptable contractual arrangements in connection with the transaction;
- difficulty integrating an acquired business's operations, personnel and financial and operating systems into our current business;
- that we are not able to develop and expand customer bases and accurately anticipate demand from end customers, which can result in increased inventory and reduced orders if we experience wide fluctuations in supply and demand;
- diversion of management's attention;
- difficulty separating the operations, personnel and financial and operating systems of a spin-off or divestiture from our current business;
- the possibility we are unable to complete the transaction and expend substantial resources without achieving the desired benefit;
- the inability to obtain required regulatory agency approvals;
- reliance on a transaction counterparty for transition services for an extended period of time, which may result in additional expenses and delay the integration of the acquired business and realization of the desired benefit of the transaction;
- uncertainty of the financial markets or circumstances that cause conditions that are less favorable and/or different than expected; and
- expenses incurred to complete a transaction may be significantly higher than anticipated.

We may not be able to adequately address these risks or any other problems that arise from our prior or future acquisitions, investments, joint ventures, divestitures or spin-offs. Any failure to successfully evaluate strategic opportunities and address risks or other problems that arise related to any such business transaction could adversely affect our business, results of operations or financial condition.

We are subject to a number of risks associated with our restructuring plan, and these risks could impact our operations, financial condition and ability to realize expected cost savings.

In the first quarter of fiscal 2025, we initiated a headcount reduction and facility consolidation plan intended to reduce costs, increase our operational efficiency and align our manufacturing capacity with our customers' demand (the "2025 Restructuring Plan"). This plan may result in business disruptions, including impacts to our customer relationships, unfavorable publicity and reputational harm, and loss of productivity from our employees. The expected costs and charges of the 2025 Restructuring Plan may be greater than we have forecasted, and the estimated cost savings may be lower than we have forecasted. For example, the 2025 Restructuring Plan may result in unintended consequences and costs, including costs associated with attrition beyond our intended reduction in force, a decrease in morale among team members following the completion of the 2025 Restructuring Plan and the Chapter 11 Cases, adverse impacts to our ability to recruit and hire qualified personnel in the future, and the loss of institutional knowledge and expertise, which could result in losses in future periods or otherwise prevent us from realizing, in full or in part, the anticipated benefits and savings from the 2025 Restructuring Plan and the Chapter 11 Cases. We may not be able to implement our restructuring program as planned, and we may need to take additional measures and incur additional costs to fulfill the objectives of our restructuring. In addition, the shutdown of our 150mm device fabrication could cause a customer demand impact if they prefer not to purchase our 200mm products. If we experience any of these adverse consequences, the 2025 Restructuring Plan may not achieve or sustain the intended benefits and could adversely affect our business, results of operations or financial condition.

We are subject to risks associated with the sale of our former Lighting Products, LED Products and RF business units, and these risks could adversely impact our financial condition.

On May 13, 2019, we closed the sale of our former Lighting Products business unit to IDEAL Industries, Inc. ("IDEAL"), on March 1, 2021, we completed the sale of our former LED Products business unit (the "LED Business") to SMART Global Holdings, Inc. ("SGH"), and on December 2, 2023, we completed the sale of the RF Business to MACOM Technology Solutions Holdings, Inc. ("MACOM") pursuant to the Asset Purchase Agreement dated August 22, 2023 (the "RF Purchase Agreement"). We are subject to risks associated with these transactions, including risks associated with any required payments of indemnification obligations under the Purchase Agreement with IDEAL, the Asset Purchase Agreement with SGH, and the RF Purchase Agreement with MACOM for retained liabilities and breaches of representations, warranties or covenants.

As a result, we may be unable to realize the anticipated benefits of these transactions. Our failure to realize the anticipated benefits of these transactions would adversely impact our financial condition and could limit our ability to pursue additional strategic transactions.

Risks associated with our capital structure

We have outstanding debt which could materially restrict our business and adversely affect our financial condition, liquidity and results of operations.

As of June 29, 2025, our indebtedness consisted of $575.0 million aggregate principal amount of our 2026 Notes, $750.0 million aggregate principal amount of our 2028 Notes, $1,750.0 million aggregate principal amount of our 2029 Notes and $1,521.2 million aggregate principal amount of Senior Secured Notes and an aggregate principal amount of $2,062.0 million of deposits under the CRD Agreement with Renesas. As discussed in Note 9, "Debt," to our consolidated financial statements in Part II, Item 8 of this Annual Report, on October 11, 2024, we entered into the Amended and Restated Indenture (the 2030 Senior Notes Indenture), which amends certain terms and conditions of the Senior Secured Notes and permits us to issue and sell $750.0 million of additional notes, subject to the fulfillment of certain conditions. On October 22, 2024, we issued an additional $250.0 million of Senior Secured Notes. In connection with the Chapter 11 Cases, we are no longer able to borrow the $500 million undrawn commitment under the 2030 Senior Notes Indenture.

The level of our outstanding debt may adversely affect our operating results and financial condition by, among other things:
- increasing our vulnerability to downturns in our business, to competitive pressures and to adverse general economic and industry conditions;
- requiring the dedication of an increased portion of our expected cash flows from operations to service our indebtedness, thereby reducing the amount of expected cash flow available for other purposes, including capital expenditures, or research and development;

- limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;
- placing us at a competitive disadvantage compared to our peers that may have less indebtedness than we have by limiting our ability to borrow additional funds needed to operate and grow our business; and
- increasing our interest expense if interest rates increase.

Our ability to pay interest and repay the principal for or to refinance any outstanding indebtedness under the Convertible Notes, the Senior Secured Notes and the CRD Agreement is dependent upon our ability to manage our business operations, generate sufficient cash flows to service such debt and/or raise additional capital, which is subject to economic, financial, competitive and other factors beyond our control. There can be no assurance that we will be able to manage any of these risks successfully.

The 2030 Senior Notes Indenture includes a liquidity maintenance financial covenant requiring us to have an aggregate amount of unrestricted cash and cash equivalents maintained in accounts over which the trustee and collateral agent for the Senior Secured Notes has been granted a perfected first lien security interest of at least $750 million as of the last day of any calendar month ending after April 1, 2025, which amount will be reduced over time upon the fulfillment of certain conditions. In addition, the 2030 Senior Notes Indenture contains certain restrictions that could limit our ability to, among other things: incur additional indebtedness, dispose of assets, create liens on assets, make acquisitions or engage in mergers or consolidations, and engage in certain transactions with our subsidiaries and affiliates. The 2030 Senior Notes Indenture also requires us to make an offer to repurchase the Senior Secured Notes with 100% of the net cash proceeds of certain non-ordinary course asset sales and casualty events, subject to the ability to reinvest the proceeds of such casualty events and asset sales (subject to certain limitations), or upon a change of control. The Indentures governing the Convertible Notes (the "Convertible Notes Indentures") require us to repurchase the Convertible Notes upon certain fundamental changes relating to our common stock, and also prohibit our consolidation, merger, or sale of all or substantially all of our assets except with or to a successor entity assuming our obligations under the Indentures. The CRD Agreement contains certain restrictions on our ability to incur debt and liens, consummate non-arm's-length transactions with affiliates, consummate mergers and consolidations whereby obligations under the CRD Agreement are not assumed and change the nature of our business. The restrictions imposed by the 2030 Senior Notes Indenture, the Convertible Notes Indentures, and the CRD Agreement could limit our ability to plan for or react to changing business conditions or could otherwise restrict our business activities and plans.

The filing of the Chapter 11 Cases constituted events of default that accelerated our obligations under the Indentures. As a result, the principal and interest due under our outstanding Senior Secured Notes, Convertible Notes, and CRD Agreement became immediately due and payable. However, any efforts to enforce such payment obligations are automatically stayed as a result of the filing of the Chapter 11 Cases, and the creditors' rights of enforcement are subject to the applicable provisions of the Bankruptcy Code. We do not have sufficient cash on hand or available liquidity to repay such outstanding debt.

We may be unable to comply with the restrictions imposed by the Cash Collateral Order.

As part of the Restructuring Support Agreement, we and the other parties agreed on the terms of a proposed order authorizing our use of cash collateral (as modified and entered by the Bankruptcy Court on a final basis on August 1, 2025, the "Cash Collateral Order"), in connection with the Chapter 11 Cases on certain terms and conditions set forth therein. The Debtors intend to use the cash collateral to, among other things, permit the orderly continuation of their business, pay the costs of administration of their estates and satisfy other working capital and general corporate purposes.

The Cash Collateral Order imposes a number of restrictions on us. For example, the Cash Collateral Order requires the Debtors to maintain (i) from the Petition Date until three months after the Petition Date, at least $650.0 million of "liquidity," calculated at the end of every two week period as unrestricted cash and cash equivalents subject to a lien in favor of the Collateral Agent and (ii) from three months after the Petition Date until the Plan Effective Date, at least $600.0 million of "liquidity," calculated at the end of every two week period as unrestricted cash and cash equivalents subject to a lien in favor of the Collateral Agent. The Cash Collateral Order also requires (a) compliance with variance covenants that compare actual operating disbursements and receipts to the budgeted amounts set forth in the budgets delivered from time to time pursuant to the terms of the Cash Collateral Order and (b) that the Debtors not spend more than $200.0 million on capital expenditures between the Petition Date and the Plan Effective Date. In addition, the Cash Collateral Order imposes certain milestones on the Debtors in connection with the Chapter 11 Cases. Our ability to comply with these provisions may be affected by events beyond our control and our failure to comply could result in an event of default under the Cash Collateral Order, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Risks associated with cybersecurity, intellectual property and litigation

We may be subject to confidential information theft or misuse, which could harm our business and results of operations.

We face attempts by others to gain unauthorized access to our information technology systems on which we maintain proprietary and other confidential information and such attempts may increase in terms of frequency and severity. Our security measures may be breached as the result of industrial or other espionage actions of outside parties, employees, employee error, malfeasance or otherwise, and as a result, an unauthorized party may obtain access to our systems. The risk of a security breach or disruption, particularly through cyber-attacks, ransomware, or cyber intrusion, including by computer hackers, foreign governments, and cyber terrorists, has generally increased as cyber-attacks have become more prevalent and harder to detect and fight against. Additionally, outside parties may attempt to access our confidential information through other means, for example by fraudulently inducing our employees to disclose confidential information. We actively seek to prevent, detect and investigate any unauthorized access, which sometimes occurs and is usually not recognized until after it has occurred. We might be unaware of any such access or unable to determine its magnitude and effects. We are also at risk of security breaches and disruptions occurring at third parties that we work with, including our customers and suppliers. To date, we do not believe that such unauthorized access to these systems has caused us any material damage. In addition, these threats are constantly evolving, thereby increasing the difficulty of successfully defending against them or implementing adequate preventative measures. The theft and/or unauthorized use or publication of our trade secrets and other confidential business information as a result of such an incident could adversely affect our competitive position, result in a loss of confidence in the adequacy of our threat mitigation and detection processes and procedures, cause us to incur significant costs to remedy the damage caused by the incident, divert management's attention and other resources, and reduce the value of our investment in research and development. In addition, the increased prevalence of employees working from home may exacerbate the aforementioned cybersecurity risks. Our business could be subject to significant disruption and we could suffer monetary or other losses.

Our disclosure controls and procedures address cybersecurity and include elements intended to ensure that there is an analysis of potential disclosure obligations arising from security breaches. In addition, we are subject to data privacy, protection and security laws and regulations, including the European General Data Protection Act (the "GDPR") that governs personal information of European persons. We also maintain compliance programs to address the potential applicability of restrictions against trading while in possession of material, nonpublic information generally and in connection with a cyber-security breach. However, a breakdown in existing controls and procedures around our cyber-security environment may prevent us from detecting, reporting or responding to cyber incidents in a timely manner and could have a material adverse effect on our financial position and value of our stock.

There are limitations on our ability to protect our intellectual property.

Our intellectual property position is based in part on patents owned by us and patents licensed to us. We intend to continue to file patent applications in the future, where appropriate, and to pursue such applications with United States and certain foreign patent authorities.

Our existing patents are subject to expiration and re-examination and we cannot be sure that additional patents will be issued on any new applications around the covered technology or that our existing or future patents will not be successfully contested by third parties. Also, because issuance of a valid patent does not prevent other companies from using alternative, non-infringing technology, we cannot be sure that any of our patents, or patents issued to others and licensed to us, will provide significant commercial protection, especially as new competitors enter the market.

We periodically discover products that are counterfeit reproductions of our products or that otherwise infringe on our intellectual property rights. The actions we take to establish and protect trademarks, patents and other intellectual property rights may not be adequate to prevent imitation of our products by others, and therefore, may adversely affect our sales and our brand and result in the shift of customer preference away from our products. Further, the actions we take to establish and protect trademarks, patents and other intellectual property rights could result in significant legal expense and divert the efforts of our technical personnel and management, even if the litigation or other action results in a determination favorable to us.

We also rely on trade secrets and other non-patented proprietary information relating to our product development and manufacturing activities. We try to protect this information through appropriate efforts to maintain its secrecy, including requiring employees and third parties to sign confidentiality agreements. We cannot be sure that these efforts will be successful or that the confidentiality agreements will not be breached. We also cannot be sure that we would have adequate remedies for any breach of such agreements or other misappropriation of our trade secrets, or that our trade secrets and proprietary know-how will not otherwise become known or be independently discovered by others.

Litigation could adversely affect our operating results and financial condition.

We are often involved in litigation, primarily patent litigation, such as our patent dispute with The Trustees of Purdue University that was settled during the third quarter of fiscal 2025, and we and certain current and former executive officers and directors were named as defendants in multiple securities class action lawsuits regarding past public disclosures, each as discussed further in Note 14, "Commitments and Contingencies," in our consolidated financial statements in Part II, Item 8 of this Annual Report. Defending against existing and potential litigation will likely require significant attention and resources and, regardless of the outcome, result in significant legal expenses, which could adversely affect our results unless covered by insurance or recovered from third parties. If our defenses are ultimately unsuccessful or if we are unable to achieve a favorable resolution, we could be liable for damage awards that could materially affect our results of operations and financial condition.

Where necessary, we may initiate litigation to enforce our patent or other intellectual property rights or to enforce restrictive covenants to prevent damage to or loss of our intellectual property, which could adversely impact our relationship with certain customers. Any such litigation may require us to spend a substantial amount of time and money and could distract management from our day-to-day operations. Moreover, there is no assurance that we will be successful in any such litigation.

Our business may be impaired by claims that we, or our customers, infringe the intellectual property rights of others.

Vigorous protection and pursuit of intellectual property rights characterize our industry. These traits have resulted in significant and often protracted and expensive litigation. Litigation to determine the validity of patents or claims by third parties of infringement of patents or other intellectual property rights could result in significant legal expense and divert the efforts of our technical personnel and management, even if the litigation results in a determination favorable to us. In the event of an adverse result in such litigation, we could be required to pay substantial damages; indemnify our customers; stop the manufacture, use and sale of products found to be infringing; incur asset impairment charges; discontinue the use of processes found to be infringing; expend significant resources to develop non-infringing products or processes; or obtain a license to use third party technology.

There can be no assurance that third parties will not attempt to assert infringement claims against us, or our customers, with respect to our products. In addition, our customers may face infringement claims directed to that customer's products that incorporate our products, and an adverse result could impair the customer's demand for our products. We have also promised certain of our customers that we will indemnify them in the event they are sued by our competitors for infringement claims directed to the products we supply. Under these indemnification obligations, we may be responsible for future payments to resolve infringement claims against them.

From time to time, we receive correspondence asserting that our products or processes are or may be infringing patents or other intellectual property rights of others. If we believe the assertions may have merit or in other appropriate circumstances, we may take steps to seek to obtain a license or to avoid the infringement. We cannot predict, however, whether a license will be available; that we would find the terms of any license offered acceptable; or that we would be able to develop an alternative solution. Failure to obtain a necessary license or develop an alternative solution could cause us to incur substantial liabilities and costs and to suspend the manufacture of affected products.

Risks related to legal, regulatory, accounting, tax and compliance matters

We and certain of our former executive officers have been named as defendants in securities class action lawsuits. This lawsuit may require significant time and attention from our management and may result in significant legal expenses, which could materially adversely affect our results and financial condition.

On November 15, 2024, the Company and certain of its former executive officers were named as defendants ("Defendants") in a securities class action lawsuit captioned Gary Zagami v Wolfspeed, Inc., et al., Case No. 6:24-cv-01395, which was filed in the United States District Court for the Northern District of New York. The complaint alleges that Defendants violated Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended, and Rule 10b-5 promulgated thereunder by making false and/or misleading statements between August 16, 2023 and November 6, 2024 in connection with the operational status, profitability, and growth potential of the Mohawk Valley fabrication facility, among other things. The complaint seeks unspecified compensatory damages and other relief. On January 8, 2025 and January 13, 2025, respectively, two additional lawsuits captioned Maizner v. Wolfspeed, Inc., et al., Case No. 6:25-cv-00046 and Ferreira v. Wolfspeed, Inc., et al., Case No. 6:25-CV-00062 were filed in the United States District Court for the Northern District of New York by shareholders regarding these same matters and naming the same Defendants. On February 24, 2025, the Court consolidated the Zagami, Maizner, and Ferreira actions and appointed co-lead plaintiffs and co-lead counsel. On May 5, 2025, co-lead plaintiffs filed an amended complaint. On June 4, 2025, Defendants filed a motion to transfer the consolidated action to the US. District Court for the Middle District of North Carolina and as of July 22, 2025, briefing on the motion to transfer was complete. Pursuant to section 362 of title 11 of the United States Code (the "Bankruptcy Code"), the class action was stayed upon the filing of the Company's voluntary petition for relief under chapter 11 of the Bankruptcy Code on June 30, 2025 in the United States Bankruptcy Court for the Southern District of Texas (the "Bankruptcy Court") as to the Company but not as to the individual defendants.

On April 21, 2025, a derivative action was filed by a putative shareholder purportedly on behalf of the Company in the United States District Court for the Middle District of North Carolina against certain current and former directors and officers of the Company (collectively, "Derivative Action Defendants") for breach of fiduciary duty, waste, unjust enrichment, aiding and abetting, insider trading, and a violation of Section 14(a) of the Exchange Act. The complaint seeks to implement reforms to the Company's corporate governance and internal procedures and to recover on behalf of the Company for any liability the Company might incur as a result of the Derivative Action Defendants' alleged misconduct, as well as declaratory and other monetary relief, including attorneys' fees and other costs. The derivative action is based substantially on the same facts alleged in the consolidated securities class action described above. Pursuant to section 362 of the Bankruptcy Code, the derivative action was stayed upon the filing of the Company's voluntary petition for relief under chapter 11 of the Bankruptcy Code on June 30, 2025 in the Bankruptcy Court.

The Company intends to vigorously defend against the claims in the above-referenced actions.

We may be required to recognize a significant charge to earnings if our assets become impaired.

Long-lived and other assets are reviewed for impairment annually and when events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Factors that may indicate that the carrying value of our goodwill may not be recoverable include a significant decline in our stock price and market capitalization and slower growth rates in our industry. For other assets such as finite-lived intangible assets and fixed assets, we assess the recoverability of the asset balance when indicators of potential impairment are present. For example, during fiscal 2025, we recorded impairment charges related to abandoned assets of $170.2 million in connection with our 2025 Restructuring Plan, and in the first quarter of fiscal 2024, we recorded an impairment to assets held for sale associated with the then-pending RF Business Divestiture of $144.6 million. The recognition of a significant charge to earnings in our consolidated financial statements resulting from any impairment of our long-lived or other assets could adversely impact our results of operations.

The adoption of or changes in government and/or industry policies, standards or regulations relating to the efficiency, performance, vehicle range or other aspects of our products and the products in which they are utilized could impact the demand for our products.

The adoption of or changes in government and/or industry policies, standards or regulations relating to the efficiency, performance, vehicle range or other aspects of our products and the products in which they are utilized or integrated may impact the demand for our products. For example, efforts to change, eliminate or reduce industry or regulatory standards could negatively impact our business. These constraints may be eliminated or delayed by legislative action, such as the elimination of tax credits for the purchase of electric vehicles by the OBBBA (as defined below), in addition to other actions that may be taken by the Trump administration, which could have a negative impact on demand for our products. Our ability and the ability of our competitors to meet evolving government and/or industry requirements could impact competitive dynamics in the market.

Changes in our effective tax rate or the ability to obtain future tax credits may affect our results and financial condition.

Our future effective tax rates and our ability to obtain future tax credits may affect our results and financial condition due to a number of factors, including:

- the jurisdiction in which profits are determined to be earned and taxed;
- potential changes or expirations in tax laws or alterations in the interpretation of such tax laws and changes in generally accepted accounting principles, for example the changes in tax laws under the recently enacted Public Law No: 119-21, informally known as the "One Big Beautiful Bill Act" (the "OBBBA"), including state and local tax conformity to the OBBBA;
- changes or recapture of available tax credits, including our eligibility for or the receipt of the expected benefits from refundable investment tax credits obtained under the AMIC;
- the limitation on the utilization of federal and state NOL carryforwards following certain ownership changes (as defined by Section 382 of the Code);
- the implementation of international tax and profit shifting rules in countries in which we operate, as recommended by the Organization for Economic Co-operation and Development's Base Erosion, including the establishment of a minimum tax of 15% on global income;
- the resolution of issues arising from tax audits with various authorities;
- changes in the valuation of our deferred tax assets and liabilities;
- adjustments to estimated taxes upon finalization of various tax returns;
- increases in expenses not deductible for tax purposes, including impairment of goodwill in connection with acquisitions or charges associated with the Chapter 11 Cases;
- the recognition and measurement of uncertain tax positions;
- variations in realized tax deductions for certain stock-based compensation awards (such as restricted stock) from those originally anticipated; and
- the repatriation of non-United States earnings for which we have not previously provided for taxes or any changes in legislation that may result in these earnings being taxed, regardless of our decision regarding repatriation of funds.

Any significant increase or decrease in our future effective tax rates could impact net (loss) income for future periods. In addition, the determination of our income tax provision requires complex estimations, significant judgments and significant knowledge and experience concerning the applicable tax laws. To the extent our income tax liability materially differs from our income tax provisions due to factors, including the above, which were not anticipated at the time we estimated our tax provision, our net (loss) income or cash flows could be affected.

Additionally, in July of 2025, the OBBBA was signed into law. The OBBBA made multiple changes to United States federal income tax laws which may affect our future effective tax rates and income tax liability. Moreover, various aspects of the OBBBA are unclear, and administrative guidance is anticipated regarding the application of numerous provisions in the OBBBA. There can be no assurance that the OBBBA and any resulting administrative guidance will not materially adversely affect our future financial condition, cash flows and results of operations.

We may be limited in our ability to utilize, or may not be able to utilize, NOL carryforwards to reduce our future tax liability.

We have substantial NOL carryforwards, the utilization of which may be limited annually due to certain change in ownership provisions of Section 382 of the Code.

An "ownership change" (generally defined as greater than 50-percentage-point cumulative changes in the equity ownership of certain stockholders over their lowest ownership percentage over a rolling three-year period) under Section 382 of the Code may limit our ability to utilize fully our pre-ownership change NOL carryforwards (and certain other tax attributes) to reduce our taxable income in periods following the ownership change. In general, an ownership change would limit our ability to utilize U.S. federal NOL carryforwards (and certain other tax attributes) to an amount equal to the aggregate value of our equity immediately before the ownership change multiplied by a specified tax-exempt interest rate, subject to increases or decreases by certain built-in gains or built-in losses as of the date of the ownership change, unless the ownership change occurs pursuant to the Plan, in which case, the annual limitation would generally be determined by reference to the aggregate value of our equity immediately after (rather than before) the ownership change and after giving effect to the discharge of creditors' claims. Any portion of the annual limitation that is not used in a given year may be carried forward, thereby adding to the annual limitation for the subsequent taxable year. Similar provisions of state tax law may also apply to our state NOL carryforwards. The transactions contemplated by the Chapter 11 Cases are expected to result in an ownership change, which is expected to limit our ability to utilize our NOL, interest expense and certain credit carryforwards that are generated before the Plan Effective Date. In addition, future changes in our stock ownership, some of which may be beyond our control, could result in additional ownership changes under Section 382 of the Code.

Failure to comply with applicable environmental laws and regulations worldwide could harm our business and results of operations.

The manufacturing, assembling and testing of our products require the use of hazardous materials that are subject to a broad array of environmental, health and safety laws and regulations. Our failure to comply with any of these applicable laws or regulations could result in regulatory penalties, fines, legal liabilities and the forfeiture of certain tax benefits; suspension of production; alteration of our fabrication, assembly and test processes; and curtailment of our operations or sales.

In addition, our failure to manage the use, transportation, emission, discharge, storage, recycling or disposal of hazardous materials could subject us to significant costs or future liabilities. Existing and future environmental laws and regulations could also require us to acquire pollution abatement or remediation equipment, modify our product designs or incur other expenses, such as permit costs, associated with such laws and regulations. Many new materials that we are evaluating for use in our operations may be subject to regulation under existing or future environmental laws and regulations that may restrict our use of one or more of such materials in our manufacturing, assembly and test processes or products. Any of these restrictions could harm our business and results of operations by increasing our expenses or requiring us to alter our manufacturing processes.

New climate change laws and regulations could require us to change our manufacturing processes or procure substitute raw materials that may cost more or be more difficult to procure. Various jurisdictions in which we do business have implemented, or in the future could implement or amend, restrictions on emissions of carbon dioxide or other greenhouse gases, limitations or restrictions on water use, regulations on energy management and waste management, and other climate change-based rules and regulations, which may increase our expenses and adversely affect our operating results. We expect increased worldwide regulatory activity relating to climate change in the future. Future compliance with these laws and regulations may adversely affect our business and results of operations.

Our results could vary as a result of the methods, estimates and judgments that we use in applying our accounting policies, including changes in the accounting standards to be applied.

The methods, estimates and judgments that we use in applying our accounting policies have a significant impact on our results (see "Critical Accounting Estimates" in Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" of this Annual Report). Such methods, estimates and judgments are, by their nature, subject to substantial risks, uncertainties and assumptions, and factors may arise over time that lead us to change our methods, estimates and judgments. Changes in those methods, estimates and judgments could significantly affect our results of operations or financial condition.

Regulations related to conflict-free minerals may force us to incur additional expenses.

Rules adopted by the SEC under the Dodd-Frank Wall Street Reform and Consumer Protection Act impose annual disclosure and reporting requirements for those companies who may use "conflict" minerals mined from the Democratic Republic of Congo and adjoining countries in their products. We may face challenges with government regulators, our customers and our suppliers if we are unable to sufficiently verify that the metals used in our products are conflict free. Our most recent disclosure regarding our due diligence was filed on June 2, 2025 for calendar year 2024.

General risk factors

Catastrophic events and disaster recovery may disrupt business continuity.

A disruption or failure of our systems or operations in the event of a natural disaster or severe weather event, including, but not limited to, earthquakes, wildfires, droughts, flooding, tornadoes, hurricanes or tsunamis, health pandemic, such as an influenza outbreak within our workforce, or man-made catastrophic event could cause delays in completing sales, continuing production or performing other critical functions of our business, particularly if a catastrophic event were to occur at our primary manufacturing locations or our subcontractors' locations. Global climate change could result in certain natural disasters occurring more frequently or with greater intensity. Any of these events could severely affect our ability to conduct normal business operations and, as a result, our operating results could be adversely affected. There may also be secondary impacts that are unforeseeable as well, such as impacts to our customers, which could cause delays in new orders, delays in completing sales or even order cancellations.

In order to compete, we must attract, motivate and retain key employees, and our failure to do so could harm our results of operations.

Hiring and retaining qualified personnel is critical to our business, and competition for experienced employees in our industry can be intense. As a global company, this issue is not limited to the United States but includes our other locations where we do business such as Europe and Asia. For example, there is substantial competition for qualified and capable personnel, particularly experienced engineers and technical personnel, which may make it difficult for us to recruit and retain qualified employees. If we are unable to staff sufficient and adequate personnel at our facilities, including as a result of attrition beyond the intended 2025 Restructuring Plan or adverse impacts in our ability to recruit and hire qualified personnel in the future as a result of the 2025 Restructuring Plan or the Chapter 11 Cases, we may experience lower revenue or increased manufacturing costs, which would adversely affect our results of operations.

To help attract, motivate and retain key employees, we use benefits such as stock-based compensation awards. If the value of such awards does not appreciate, as measured by the performance of the price of our common stock or if our stock-based compensation otherwise ceases to be viewed as a valuable benefit, our ability to attract, retain and motivate employees could be weakened, which could harm our business and results of operations.

Our stock price has experienced and may continue to experience volatility.

Historically, our common stock has experienced substantial price volatility, particularly as a result of significant fluctuations in our revenue, earnings and margins over the past few years, and variations between our actual financial results and the published expectations of analysts. For example, the closing price per share of our common stock on the New York Stock Exchange ranged from a low of $0.41 to a high of $24.99 during the twelve months ended June 29, 2025. If our future operating results or margins are below the expectations of stock market analysts or our investors, our stock price will likely decline.

Speculation and opinions in the press or investment community about our strategic position, financial condition, results of operations or significant transactions have caused, and may continue to cause changes in our stock price. In the past, we have been subject to shareholder activism and may be subject to such activism in the future with our decline in share price, which could result in substantial costs and divert management's and our board's attention and resources from our business. In addition, competition in some of the markets we address such as electric vehicles or the industrial and energy markets, the ramp up of our business, and the effect of tariffs on our business, may have a dramatic effect on our stock price.

We are exposed to fluctuations in the market value of our investment portfolio and in interest rates, and therefore, impairment of our investments or lower investment income could harm our earnings.

We are exposed to market value fluctuations and inherent interest rate risk related to our investment portfolio. We have historically invested portions of our available cash in fixed interest rate securities such as high-grade corporate debt, commercial paper, municipal bonds, certificates of deposit, government securities and other fixed interest rate investments. The primary objective of our cash investment policy is preservation of principal. However, these investments are generally not Federal Deposit Insurance Corporation insured and may lose value and/or become illiquid regardless of their credit rating.

From time to time, we have also made investments in public and private companies that engage in complementary businesses.

We may be subject to volatility and uncertainty in customer demand, supply chains, worldwide economies and financial markets resulting from the outbreak of infectious disease or similar public health threat.

We have significant manufacturing operations in the United States and contract manufacturing operations in Asia, which may be affected by the outbreak of infectious diseases or other similar public health threats and the measures to try to contain it. For example, during the COVID-19 pandemic, we experienced some limited disruptions in our supply chain and may experience similar disruptions in the future in the event of a pandemic.

Restrictions on access to our manufacturing facilities or on our support operations or workforce, or similar limitations for our vendors and suppliers, and restrictions or disruptions of transportation, such as reduced availability of air transport, port closures, and increased border controls or closures in connection with future outbreaks of infectious diseases or similar public health events could limit our ability to meet customer demand, lead to increased costs and have a material adverse effect on our financial condition and results of operations.

Risks relating to the adoption, use or application of emerging technologies, including AI, by our customers and in our business, may impact financial results and could result in reputational and financial harm and liability.

Concerns relating to the responsible use of new and evolving technologies, such as AI, in our and our customers' products and services may result in reputational and financial harm and liability. We and our customers are increasingly building AI capabilities into our products and internal processes. AI poses emerging ethical and regulatory issues and presents risks and challenges that could affect its adoption, and therefore our business. If we or our customers enable or offer solutions that draw controversy due to their perceived or actual impact on society, such as AI solutions that have unintended consequences or are controversial, we may experience reputational harm, competitive harm or legal liability. Further, if the models underlying the AI we use are: incorrectly designed or implemented; trained or reliant on incomplete, flawed, inadequate, inaccurate, biased, or otherwise poor quality data, or on data to which we do not have sufficient rights or in relation to which we and/or the providers of such data have not implemented sufficient legal compliance measures; used without sufficient oversight and governance to ensure their responsible use; and/or adversely impacted by unforeseen defects, technical challenges, cybersecurity threats or material performance issues, any of which may not be easily detectable, our performance, as well as our reputation and the reputations of our customers, could suffer or we could incur liability resulting from the violation of laws or contracts to which we are a party or civil claims.

In addition, we use AI licensed from third parties, and our ability to continue to use such third-party AI at the scale we need may be dependent on access to specific third-party software and infrastructure. We cannot control the availability or pricing of such third-party AI, especially in a highly competitive environment, and we may be unable to negotiate favorable economic terms with the applicable providers. If any such third-party AI becomes incompatible with our technology and programs or unavailable for use, or if the providers of such models unfavorably change the terms on which their AI are offered or terminate their relationship with us, our business may be harmed. Further, to the extent any third-party AI is used as a hosted service, any disruption, outage, or loss of information through such hosted services could disrupt our operations or solutions, damage our reputation, cause a loss of confidence in us, or result in legal claims or proceedings, for which we may be unable to recover damages from the affected provider.

While we restrict the use of third-party and open source AI tools, such as ChatGPT, the internal governance of the adoption of these technologies can be challenging, and our employees, consultants and partners may use these tools on an unauthorized basis, which poses additional risks relating to the protection of data, including the potential exposure of our proprietary confidential information to unauthorized recipients and the misuse of our or third-party intellectual property. Use of AI tools may result in allegations or claims against us related to violation of third-party intellectual property rights, unauthorized access to or use of proprietary information and failure to comply with open source software requirements. AI tools may also produce inaccurate responses that could lead to errors in our decision-making, product development or other business activities, which could have a negative impact on our business, operating results and financial condition. Our ability to mitigate these risks will depend on our continued effective maintaining, training, monitoring and enforcement of appropriate policies and procedures governing the use of AI tools, and the results of any such use, by us or our partners.

Moreover, the regulatory framework for AI is rapidly evolving as many federal, state, and foreign government bodies and agencies have introduced or are currently considering additional laws and regulations. Additionally, existing laws and regulations may be interpreted in ways that would affect the operation of our AI. As a result, implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future, and we cannot yet determine the impact future laws, regulations, standards, or market perception of their requirements may have on our business and may not always be able to anticipate how to respond to these laws or regulations.

Already, certain existing legal regimes, such as various U.S. governmental and regulatory agencies relating to data privacy, regulate certain aspects of AI, and various U.S. states and other foreign jurisdictions are applying, or are considering applying, their platform moderation, cybersecurity, and data protection laws to AI or are considering general legal frameworks for the regulation of AI. In the United States, the Trump administration has rescinded an executive order relating to the safe and secure development of AI that was previously implemented by the Biden administration. The Trump administration then issued a new executive order that, among other things, requires certain agencies to develop and submit to the President action plans to "sustain and enhance America's global AI dominance," and to specifically review rulemaking taken pursuant to the rescinded Biden executive order and, if possible, rescind any such rulemaking to the extent it is consistent with, or presents a barrier to, the Trump administration's new executive order. Thus, the Trump administration may continue to rescind other existing federal orders and/or administrative policies relating to AI, or may implement new executive orders and/or other rule making relating to AI in the future. Any such changes at the federal level could require us to expend significant resources to modify our products, services, or operations to ensure compliance or remain competitive. Legislation related to AI has also been introduced at the federal level and is advancing at the state level. For example, the California Privacy Protection Agency recently approved final regulations under the California Consumer Privacy Act, as amended by the California Privacy Rights Acct (collectively, the CCPA) regarding the use of automated decision-making, which is currently pending final review by the Office of

Administrative Law. California also enacted several new laws in 2024 that further regulate use of AI and provide consumers with additional protections around companies' use of AI, such as requiring companies to disclose certain uses of generative AI. Other states have also passed AI-focused legislation, such as Colorado's Artificial Intelligence Act, which will require developers and deployers of "high risk" AI systems to implement certain safeguards against algorithmic discrimination, and Utah's Artificial Intelligence Policy Act, which establishes disclosure requirements and accountability measures for the use of generative AI in certain consumer interactions. Such additional regulations may impact our ability to develop and use AI in the future.

It is possible that further new laws and regulations will be adopted in the United States and in other non-U.S. jurisdictions, or that existing laws and regulations, including competition and antitrust as well as scope of practice laws, may be interpreted in ways that would limit our ability to use AI for our business, or require us to change the way we use AI in a manner that negatively affects our performance and business and the way in which we use AI. We may not be able to anticipate how to respond to these rapidly evolving frameworks, and we may need to expend resources to adjust our offerings in certain jurisdictions if the laws, regulations, or decisions are not consistent across jurisdictions. Further, because AI itself is highly complex and rapidly developing, it is not possible to predict all of the legal, operational or technological risks that may arise relating to the use of AI. The cost to comply with such laws, regulations, or decisions and/or guidance interpreting existing laws, could be significant and would increase our operating expenses (such as by imposing additional reporting obligations regarding our use of AI or limiting our use of AI to support our care team). Such an increase in operating expenses, as well as any actual or perceived failure to comply with such laws and regulations, could harm our business, results of operations, and financial condition.

Our amended and restated bylaws provide that, unless we consent in writing to the selection of an alternative forum, the state courts of North Carolina will be the sole and exclusive forum for substantially all disputes between us and our shareholders, which could limit our shareholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees or agents.

Our amended and restated bylaws provide that, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum for all litigation relating to our internal affairs, including without limitation (i) any derivative action or proceeding brought on behalf of Wolfspeed, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of Wolfspeed to Wolfspeed or our shareholders, (iii) any action asserting a claim arising pursuant to any provision of the North Carolina Business Corporation Act (the "NCBCA"), and our amended and restated articles of incorporation, or our amended and restated bylaws, (iv) any action to interpret, apply, enforce, or determine the validity of our amended and restated articles of incorporation, or our amended and restated bylaws, or (v) any action asserting a claim governed by the internal affairs doctrine, shall be the state courts of North Carolina, or if such courts lack jurisdiction, a federal court located within the State of North Carolina, in all cases subject to the courts having personal jurisdiction over the indispensable parties named as defendants. Any such action filed in a North Carolina state court shall be designated by the party filing the action as a mandatory complex business case. In any such action where the NCBCA specifies the division or county wherein the action must be brought, the action shall be brought in such division or county. Our amended and restated bylaws also provide that, notwithstanding the foregoing, (x) the provisions described above will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction, and (y) unless we consent in writing to the selection of an alternative forum, the federal district courts shall, to the fullest extent permitted by law, be the exclusive forum for the resolution of any complaint asserting a cause of action against Wolfspeed or any director, officer, employee, or agent of Wolfspeed and arising under the Securities Act.

If and when we effect the Reincorporation, our Delaware certificate of incorporation will have similar provisions regarding forum for adjudication of disputes except that where our current bylaws specify the state courts of North Carolina, our Delaware certificate of incorporation following the consummation of the Reincorporation will specify the Court of Chancery of the State of Delaware.

If a court were to find the choice of forum provision contained in our amended and restated bylaws (prior to the consummation of the Reincorporation) or our certificate of incorporation (on and after the consummation of the Reincorporation) to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, results of operations, and financial condition. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management and other employees.

Item 1B. *Unresolved Staff Comments*

Not applicable.

Item 1C. *Cybersecurity*

Risk Management and Strategy

We maintain a cyber risk management program designed to identify, assess, manage, mitigate and respond to cybersecurity threats. The program aligns with Wolfspeed's Enterprise Risk Management ("ERM") program and addresses information technology and business environments. Our cyber risk management program is designed based on the National Institute of Standards and Technology ("NIST") Cybersecurity Framework ("CSF") and we aim to incorporate industry best practices throughout.

Our Information Security ("InfoSec") Governance, Risk and Compliance ("GRC") organization leverages multiple methods and overlapping capabilities to protect the confidentiality, integrity and availability of our data, information and intellectual property. Assessments of Wolfspeed's cyber program are conducted by internal audit and third-party information and cyber experts to monitor the effectiveness and maturity level of Wolfspeed's cybersecurity program.

Cybersecurity tabletop exercises and event simulations are conducted with management, incorporating external resources and advisors, to test our ability and preparedness to respond to cyber threats and identify any areas of weakness. The program, standard operating procedures and supporting tools for determining thresholds for materiality are incorporated as a key component to the incident response program and related activities.

All employees are required to complete cybersecurity training semiannually, with additional on-demand training and phishing campaigns offered throughout the year. InfoSec GRC's approach to cybersecurity is structured to align with Wolfspeed's business goals, objectives and regulatory requirements and covers all company locations, globally.

Engagement of Third Parties

Given the complex and quickly evolving nature of cybersecurity threats, we engage third-party advisors to assist our team in developing and maintaining effective cybersecurity risk management. Partnering with external entities allows us to leverage specialized knowledge and insights, better ensuring our cybersecurity strategies and processes are well-designed and effective. For example, in 2025 we engaged a global cybersecurity leader to conduct an external assessment of our Information Security program, which included consideration of the cybersecurity framework, organizational structure and collective capabilities.

Oversight of Third-party Risk

As part of our risk management process, we conduct application security assessments, vulnerability management, penetration testing, security audits and ongoing risk assessments. Our cybersecurity risk management extends to risks associated with our use of third-party service providers. For example, we conduct security risk assessments of third-party providers that request or require access to our digital and information assets.

As of the date of this Annual Report, we have not identified a material cyber incident that would have a material impact on our business, results of operations, or financial condition; however, the occurrence or scope of such events is not always immediately apparent and there can be no assurance that we will not suffer a material cyber incident in the future. Refer to Part 1, Item 1A "Risk Factors" of this Annual Report for further discussion on cybersecurity risks.

Governance

The board of directors, as a whole, has oversight responsibility for our strategic and operational risks. The audit committee assists the board of directors with this responsibility by reviewing and discussing our risk program and practices, including cybersecurity risks, with members of senior leadership and management. In turn, the audit committee periodically reports on its review to the full board of directors.

Our Chief Information Officer (the "CIO") meets at a regular cadence with a member of the board of directors who is the board's cybersecurity designee. The CIO also briefs the audit committee on the effectiveness of Wolfspeed's cyber risk management program quarterly or in accordance with significant events. In addition, the board of directors is advised by our CIO on Wolfspeed's cybersecurity risk exposures and steps taken to monitor and mitigate cybersecurity risks.

Wolfspeed's VP, Chief Information Security Officer (the "CISO"), with over 25 years of experience in Fortune 500 companies including in aspects of IT, infrastructure, information security including multiple CISO roles, and certifications across IT and information security, leads our InfoSec GRC organization and is responsible for the implementation, operation, and monitoring of our cybersecurity risk management program. Our CISO reports to the CIO, who reports to the Chief Executive Officer.

Responsible for assessing and managing our cyber risk management program, the InfoSec GRC organization is comprised of multiple teams that address and respond to cyber risk related to identification and access management, data protection, security architecture and engineering, security operations, insider threat, and cyber defense. The InfoSec GRC oversees compliance with our cybersecurity framework, including benchmarking within the organization and facilitates cybersecurity risk management activities. The InfoSec GRC teams also oversee the review and approval process of policies and the security awareness program. Each team reports directly to the Senior Director of Information Security who is responsible for informing the CIO, information technology leadership and senior leadership teams on the prevention, detection, mitigation, and remediation of the program, including cybersecurity incidents.

Item 2. *Properties*

Our corporate headquarters, primary research and development operations, and primary manufacturing operations are located within our Durham, North Carolina facilities. We also outsource the assembly and testing of certain products at contract manufacturing facilities throughout Asia. We maintain captive lines at some of our contract manufacturers. We also maintain sales and support offices in leased office premises in North America, Asia, and Europe. During fiscal 2025, we sold our existing facility in Farmers Branch, Texas, which was intended for use for epitaxy production, and our production facility in Research Triangle Park, North Carolina, which we had previously agreed to lease to MACOM in connection with the sale of the RF Business.

Details on our owned and leased facilities with significant operating activities as of June 29, 2025 are as follows:

Location	Principal Use	Approximate square footage
Owned Facilities		
Durham, North Carolina - Silicon Drive Site	Administrative, Production and R&D	1,004,000
Marcy, New York	Administrative and Production	632,000
Siler City, North Carolina	Production	1,850,000
Leased Facilities		
Durham, North Carolina - Moore Drive	Production	162,000
Fayetteville, Arkansas	R&D/Production	41,000

Item 3. *Legal Proceedings*

The information required by this item is set forth under Part II, Item 8, Note 2 - "Basis of Presentation and Summary of Significant Accounting Policies - Restructuring Support Agreement and Chapter 11 Cases" and Note 14, "Commitments and Contingencies," in our consolidated financial statements included in Item 8 of this Annual Report and is incorporated herein by reference.

Item 4. *Mine Safety Disclosures*

Not applicable.

Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*
Common Stock Market Information

Our common stock is traded on the New York Stock Exchange under the trading symbol WOLF. There were 207 holders of record of our common stock as of August 20, 2025. Holders of record are defined as those shareholders whose shares are registered in their names in our stock records and do not include beneficial owners of common stock whose shares are held in the names of brokers, dealers or clearing agencies.

Stock Performance Graph

The following information in this Item 5 of this Annual Report is not deemed to be "soliciting material" or to be "filed" with the SEC or subject to Regulation 14A or 14C under the Exchange Act or to the liabilities of Section 18 of the Exchange Act, and will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent we specifically incorporate it by reference into such filing.

The following graph and related table compare the cumulative total return on our common stock with the cumulative total returns of the Nasdaq Composite Index and the Philadelphia Semiconductor Index, assuming an investment of $100.00 on June 26, 2020 and the reinvestment of dividends.



	6/26/2020	6/27/2021	6/26/2022	6/25/2023	6/30/2024	6/29/2025
Wolfspeed, Inc.	$100.00	$170.75	$123.66	$85.63	$39.41	$0.72
Nasdaq Composite Index	100.00	148.25	120.67	141.53	187.46	215.81
Philadelphia Semiconductor Index	100.00	170.93	145.19	190.01	299.72	306.52

Sale of Unregistered Securities

There were no unregistered securities sold during fiscal 2025.

Dividends

In the past, we have not declared or paid cash dividends on our common stock. We do not expect to pay dividends on our common stock for the foreseeable future. Instead, we anticipate that all of our earnings, if any, will be used for the operation and growth of our business. Any future determinations to declare cash dividends would be subject to the discretion of our board of directors and would depend upon various factors, including our results of operations, financial condition and capital requirements, restrictions that may be imposed by applicable law and our indebtedness, and other factors deemed relevant by our board of directors.

Item 6. Reserved

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

Management's discussion and analysis of financial condition and results of operations ("MD&A") should be read in conjunction with the financial statements and the related notes that appear elsewhere in this document. This section of this Form 10-K generally discusses fiscal 2025 and 2024 items and year-to-year comparisons between fiscal 2025 and 2024. Discussions of 2023 items and year-to-year comparisons between fiscal 2024 and 2023 that are not included in this Form 10-K can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of our Annual Report on Form 10-K for the fiscal year ended June 30, 2024 as filed with the SEC on August 22, 2024.

Executive Summary

The following discussion is designed to provide a better understanding of our audited consolidated financial statements and notes thereto, including a brief discussion of our business and products, key factors that impacted our performance and a summary of our operating results. The following discussion should be read in conjunction with our consolidated financial statements included in Part II, Item 8 of this Annual Report. Historical results and percentage relationships among any amounts in the financial statements are not necessarily indicative of trends in operating results for any future periods. Unless otherwise noted, the following information and discussion relates to our continuing operations.

Recent Events

Restructuring Support Agreement

On June 22, 2025, the Debtors entered into the Restructuring Support Agreement with (i) the Consenting Senior Secured Noteholders; (ii) the Consenting Convertible Noteholders; and (iii) Renesas.

We intend to substantially de-lever our capital structure on the terms set forth in the Restructuring Support Agreement through the Plan filed by the Debtors in the Chapter 11 Cases. The specific terms underlying the Restructuring Support Agreement are further detailed in the Plan.

The following is a summary of the material terms of the transactions contemplated by the Restructuring Support Agreement and the Plan:

- Senior Secured Notes. Holders of Senior Secured Notes are expected to receive their pro rata share of (i) New Senior Secured Notes, which will have substantially similar terms to the existing Senior Secured Notes with certain modifications to reduce go-forward cash interest and minimum liquidity requirements, (ii) a payment from the redemption of $250 million in principal amount of existing Senior Secured Notes at a redemption price of 109.875% of the principal amount being redeemed (to be paid with the proceeds of the Rights Offering described below), and (iii) certain commitment fees, subject to certain conditions.

- Convertible Notes. Holders of Convertible Notes are expected to receive their pro rata share of (i) rights to participate in the rights offering of New 2L Convertible Notes in the principal amount of $301.13 million, to be fully backstopped by certain holders of Wolfspeed's existing Convertible Notes, and the issuance of additional New 2L Convertible Notes in the principal amount of $30.25 million pursuant to a premium, as discussed in more detail below under the section titled "Backstop Commitment Agreement," (ii) the New 2L Takeback Notes in the principal amount of $296 million and (iii) 56.3% of the New Common Stock to be issued on the Plan Effective Date, subject to dilution from other equity issuances, including the conversion of the New 2L Convertible Notes, and the convertible notes and warrants provided to Renesas. Wolfspeed is expected to provide certain registration rights with respect to certain shares of the New Common Stock underlying the New 2L Convertible Notes to certain holders of the existing Convertible Notes.

- Renesas. Subject to certain regulatory approvals and conditions set forth in the Plan, Renesas is expected to receive or be entitled to certain economic benefits associated with (i) new second-lien convertible notes in the principal amount of $204 million, (ii) 38.7% (subject to claims reconciliation in the Chapter 11 Cases) of the New Common Stock as of the Plan Effective Date, subject to dilution from certain equity incentive plans expected to be adopted upon emergence from Chapter 11 and certain other equity issuances, including the conversion of the New 2L Convertible Notes, and the convertible notes and warrants provided to Renesas, (iii) warrants to purchase 5% of the New Common Stock as of the Plan Effective Date (assuming conversion of convertible notes issued to Renesas and all New 2L Convertible Notes), and (iv) if certain regulatory approvals have not been obtained prior to the deadline described in the

Restructuring Support Agreement, certain contingent consideration, including the Reserve Cash, $15 million in the Additional New 2L Takeback Notes, 2.0% of the New Common Stock as of the Plan Effective Date, subject to dilution from certain equity incentive plans expected to be adopted upon emergence from Chapter 11 and certain other equity issuances, including the conversion of the New 2L Convertible Notes, and the convertible notes and warrants provided to Renesas, and the right to a one-year extension of the exercise period of the warrants. If certain regulatory approvals are obtained prior to the deadline described in the Restructuring Support Agreement and set forth in the Plan, Renesas will not be entitled to the Contingent Consideration and $10 million of the Reserve Cash will be remitted to or retained by Wolfspeed, $5 million of the Reserve Cash will be remitted to the holders of the Senior Secured Notes (on account of certain claims for commitment fees), the Additional New 2L Takeback Notes will not be issued, the 2.0% of the New Common Stock as of the Plan Effective Date will be distributed to the holders of existing equity interests (as discussed below), and the term of the warrants granted to Renesas will not be extended. Similar to the holders of existing Convertible Notes, Renesas will also be entitled to certain registration rights as set forth in the Restructuring Support Agreement.

- Unsecured Creditors. All other unsecured creditors are expected to be unimpaired and paid on the Plan Effective Date or in the ordinary course of business.

- Existing Equity Holders. Our existing equity interests will be cancelled, and existing equity holders are expected to receive their pro rata share of 3.0% or 5.0% of the New Common Stock as of the Plan Effective Date (depending on whether Renesas obtains certain regulatory approvals), subject to dilution from certain equity incentive plans expected to be adopted upon emergence from Chapter 11 and certain other equity issuances, including the conversion of the New 2L Convertible Notes, and the convertible notes and warrants provided to Renesas.

Consummation of the transactions contemplated by the Restructuring Support Agreement is subject to, among other things, approval of the Plan by the Bankruptcy Court. Accordingly, no assurance can be given that the transactions described therein will be consummated. Renesas's receipt of regulatory approvals is not a condition precedent to the Plan Effective Date.

Backstop Commitment Agreement

On June 22, 2025, Wolfspeed entered into the Backstop Commitment Agreement with the Backstop Parties and the Holdback Parties. Pursuant to the Backstop Commitment Agreement (and subject to the terms and conditions therein), Wolfspeed initiated a rights offering on August 14, 2025 as contemplated under the Restructuring Support Agreement through the issuance of the New 2L Convertible Notes in an aggregate principal amount of $301.13 million, which were or are being offered at a purchase price of 91.3242% of the principal amount thereof. Sixty percent of the Rights Offering is being offered pro rata to all holders of Convertible Notes and the Backstop Parties have committed to purchase any unsubscribed portion of the Non-Holdback Rights Offering. The remaining 40% of the Rights Offering has been reserved for the Holdback Parties that have committed to purchasing their respective portions set forth in the Backstop Commitment Agreement. As consideration for the commitments by the Backstop Parties and Holdback Parties, the Backstop Parties and the Holdback Parties will be issued on the Plan Effective Date additional New 2L Convertible Notes in an aggregate principal amount of $30.25 million (the "Backstop Premium"), allocated ratably. If the Backstop Commitment Agreement is terminated under certain circumstances as set forth therein, the Backstop Commitment Agreement provides for a cash payment of the Backstop Premium to the Backstop Parties and Holdback Parties on the earlier of the four months following the Petition Date or the effective date of an "Alternative Transaction" (as defined in the Backstop Commitment Agreement).

The transactions contemplated by the Backstop Commitment Agreement are conditioned upon the satisfaction or waiver of certain conditions, including, among other things, that (i) the Bankruptcy Court will have entered an order approving the Backstop Commitment Agreement and the Disclosure Statement and confirming the Plan, (ii) the Plan Effective Date will have occurred, and (iii) the Restructuring Support Agreement remains in full force and effect.

Senior Secured Notes Amendment

On June 23, 2025, Wolfspeed, the Subsidiary Guarantors (as defined under the A&R Indenture (as defined below)), the Trustee and the Collateral Agent, entered into the Second Supplemental Indenture to the A&R Indenture, pursuant to which the parties thereto agreed to (i) release Wolfspeed Germany GmbH, a Subsidiary Guarantor, from its obligations under the Notes Documents (as defined under the A&R Indenture) and any related liens and (ii) exclude net proceeds of the sale of "Building 21" from the offer to repurchase requirement under the A&R Indenture.

Voluntary Petition

Subsequent to fiscal 2025 year-end, on the Petition Date, the Debtors filed the Chapter 11 Cases under Chapter 11 of the Bankruptcy Code in the Bankruptcy Court to implement the Plan. On the Petition Date, the Debtors filed the Plan with the Bankruptcy Court. The Plan embodies the terms of, and transactions contemplated by, the Restructuring Support Agreement. On June 27, 2025, prior to commencing the Chapter 11 Cases, the Debtors commenced solicitation for approval of the Plan by eligible claimholders by transmitting its Disclosure Statement and related solicitation materials. The deadline for eligible claimholders to submit votes on the Plan was August 22, 2025. On July 1, 2025, the Bankruptcy Court entered an order approving Wolfspeed's request to administer the Chapter 11 Cases jointly for administrative purposes only under the caption In re Wolfspeed, Inc., et al. Wolfspeed continues to operate its business as a "debtor-in-possession" under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code and orders of the Bankruptcy Court.

The Debtors filed and received approval for customary first day motions with the Bankruptcy Court to ensure their ability to continue operating in the ordinary course of business, including authority to pay employees, vendors, and customers. The treatment under the Plan and the Bankruptcy Court-approved relief sought and received in Wolfspeed's "first day" motions collectively contemplate that vendors and other unsecured creditors will be paid in full and in the ordinary course of business.

See the section titled "Risk Factors – Risks related to our Chapter 11 Cases" for a discussion of the risks related to the Restructuring Support Agreement, the Plan and the Chapter 11 Cases.

Industry Dynamics and Trends

There are a number of industry factors that affect our business which include, among others:

- *Overall Demand for Products and Applications Using Our Wolfspeed Materials and Devices*. Our potential for growth depends significantly on the continued adoption of silicon carbide materials and device products in the power market, and our ability to win new designs for these applications. Demand also fluctuates based on various domestic and global economic and market cycles, continuously evolving industry supply chains, trade and tariff terms, and inflationary impacts, as well as evolving competitive dynamics in each of our respective markets. These uncertainties make demand difficult to forecast for us and our customers. Recently, we have been experiencing softening demand for our products. We continue to experience increased mid and long-term demand for our power products designed for electrical vehicle applications, though at a slower pace than initially expected. We believe that this reflects the value that the industry places on a transition to silicon carbide materials and devices while also evidencing a global focus on adopting higher efficiency energy solutions, including electric vehicle and related technologies. We believe these trends could have a significant positive impact on revenues in future periods.

- *Intense and Constantly Evolving Competitive Environment.* Competition in the industries we serve is intense. Many companies have made significant investments in product development, production equipment and production facilities. To remain competitive, market participants must continuously increase product performance, reduce costs and develop improved ways to serve their customers. In addition, market participants often undertake pricing strategies to gain or protect market share, increase the utilization of their production capacity and open new applications in the power markets we serve. To address these competitive pressures, we have invested in new production facilities, as well as research and development activities to support new product development, lower product costs and increase levels of product performance to differentiate our products in the market. In addition, we invest in systems, people and new processes to improve our ability to deliver a better overall experience for our customers.

- *Governmental Trade and Regulatory Conditions*. Our potential for growth, as with most multi-national companies, depends on a balanced and stable trade, political, geopolitical, economic and regulatory environment in the countries where we do business. We continue to monitor the recent changes in global trade policy, including tariffs and related trade actions announced by the United States, China and other countries. The degree to which such tariffs and other related actions impact our business, financial condition and results of operations will depend on future developments, which are uncertain. Changes in trade policy, such as the imposition or expansion of tariffs or export bans to specific customers or countries, could reduce or limit demand for, or increase the cost of production of, our products in certain markets.

- *Technological Innovation and Advancement.* Innovations and advancements in materials and power technologies continue to expand the potential commercial application for our products. However, new technologies or standards could emerge or improvements could be made in existing technologies that could reduce or limit the demand for our products in certain markets.

- *Intellectual Property Issues.* Market participants rely on patented and non-patented proprietary information associated with product development, manufacturing capabilities and other core competencies of their business. Protection of intellectual property is critical. Therefore, steps such as additional patent applications, confidentiality and non-disclosure agreements, as well as other security measures are generally taken. To enforce or protect intellectual property rights, litigation or threatened litigation is common.

Fiscal 2025 Overview

The following is a summary of our financial results for the year ended June 29, 2025:

- Our year-over-year revenue decreased by $49.6 million to $757.6 million primarily driven by weaker demand for applications serving the industrial and energy end markets, partially offset by continued growth from our automotive products.
- Gross margin decreased to (16.1)% in fiscal 2025 from 9.6% in fiscal 2024. Gross profit decreased to $(121.6) million in fiscal 2025 from $77.4 million in fiscal 2024. The decrease in gross margin is primarily due to the impact of our 2025 Restructuring Plan and changes in our product mix. Gross margin and gross profit for fiscal 2025 and 2024 include the impacts of $105.2 million and $124.4 million, respectively, of underutilization costs in connection with the start of production at the Mohawk Valley Fab, which began revenue production in late fiscal 2023.
- Operating loss from continuing operations was $1,329.2 million in fiscal 2025 as compared to $445.3 million in fiscal 2024. Operating loss for fiscal 2025 includes approximately $402.2 million of restructuring and related costs, $359.2 million of goodwill impairment charges, and $55.8 million of pre-petition charges relating to the Chapter 11 Cases.
- Combined cash, cash equivalents and short-term investments decreased to $955.4 million at June 29, 2025 from $2,174.6 million at June 30, 2024.
    - Net cash used in operating activities of continuing operations was $711.7 million in fiscal 2025 as compared to $671.3 million in fiscal 2024. The primary drivers of the increase in cash outflows during fiscal 2025 include cash costs related to the implementation of the 2025 Restructuring Plan and higher professional services spending related to our Chapter 11 Cases.
    - Purchases of property and equipment, net were $1,031.0 million (net of $240.4 million in reimbursements) in fiscal 2025 as compared to $2,095.5 million (net of $178.5 million in reimbursements) in fiscal 2024.
    - Debt, net, including convertible notes, was $6,538.0 million at June 29, 2025 and $6,161.1 million at June 30, 2024. The increase was due to the additional borrowings in the form of Senior Secured Notes and additions from paid-in-kind interest accrued to the principal balance during the fiscal year.
- Design-wins and design-ins decreased for fiscal 2025 compared to fiscal 2024. Design-wins for fiscal 2025 and the fourth quarter of fiscal 2025 were the second highest design-wins for a fiscal year and fiscal fourth quarter in company history, respectively.

Business Outlook

We believe we are uniquely positioned as an innovator in the global semiconductor industry. We are currently focused on three key priorities designed to put us on a path toward long-term growth and profitability:

- strengthening our balance sheet by optimizing our capital structure for sustainable growth
- improving the financial performance of the company
- deploying cost-efficient capital to support our growth plan and accelerate product innovation.

We believe these efforts will support our goals of delivering long-term growth and profitability, while enabling us to continue to invest in our business to further develop the technologies and accelerate the growth opportunities of silicon carbide materials and silicon carbide power devices and modules.

Strengthening Our Balance Sheet

Under the terms and transactions contemplated by the Restructuring Support Agreement and the Plan, upon successful emergence from Chapter 11, we expect to reduce our overall funded debt by approximately 70%, representing a debt reduction of approximately $4.6 billion and a reduction of its annual total cash interest payments by approximately 60%.

Improving Financial Performance

During the first quarter of fiscal 2025, we initiated a headcount reduction that upon its anticipated completion in fiscal 2026, is expected to result in a cumulative total headcount reduction of approximately 25%, and a facility consolidation plan, which is ultimately expected to result in the closure of our 150mm device fabrication facility in Durham, North Carolina as well as a realignment of related activities across the geographic regions in which we operate. We intend to optimize our cost structure as we focus on the acceleration of our transition from 150mm to 200mm silicon carbide devices. We have made targeted adjustments to the 2025 Restructuring Plan as we identify additional opportunities to optimize our cost structure while continuing to support future growth and meet long-term demand. Refer to Note 16, "Restructuring," to our consolidated financial statements in Part II, Item 8 of this Annual Report for additional discussion of the financial impact of these activities.

In addition, we are focused on continuous improvement in the number of usable items in a production cycle (yield) as our manufacturing technologies become more complex. We have significantly improved yields and expect to continue to improve yields as we transition additional device production to the Mohawk Valley Fab, where we continued to realize ongoing yield improvements during fiscal 2025.

Deploying Cost-Efficient Capital

We incurred approximately $1 billion of net capital investment for the fiscal year ended June 29, 2025. Our net capital investment during fiscal 2025 includes approximately $0.2 billion of government incentives received for eligible expenditures, primarily under the AMIC refundable tax credits, as further discussed in Note 2, "Basis of Presentation and Summary of Significant Accounting Policies" to our consolidated financial statements in Item 8 of this Annual Report. The buildings and critical infrastructure at our major expansion projects at the Mohawk Valley Fab and Siler City, North Carolina facility were substantially completed as of the end of fiscal 2025. We believe our installed capacity at our production facilities is able to support our current demand and we intend to scale our capacity at these new facilities with future demand for 200mm offerings. Consequently, we expect gross capital investment to decrease significantly to approximately $0.2 billion in fiscal 2026. We also expect to receive an additional $0.7 billion of incentives primarily related to the AMIC refundable tax credits during fiscal 2026.

Results of Operations

Selected consolidated statement of operations data for the years ended June 29, 2025, June 30, 2024 and June 25, 2023 is as follows:

| | Fiscal Years Ended | | | | | |
| | June 29, 2025 | | June 30, 2024 | | June 25, 2023 | |
(in millions of U.S. Dollars, except share data)	Amount	% of Revenue	Amount	% of Revenue	Amount	% of Revenue
Revenue, net	**$757.6**	**100.0 %**	**$807.2**	**100.0 %**	**$758.5**	**100.0 %**
Cost of revenue, net	879.2	116.1 %	729.8	90.4 %	515.6	68.0 %
Gross (loss) profit	**(121.6)**	**(16.1)%**	**77.4**	**9.6 %**	**242.9**	**32.0 %**
Research and development	175.1	23.1 %	201.9	25.0 %	165.7	21.8 %
Sales, general and administrative	190.5	25.1 %	246.4	30.5 %	214.3	28.3 %
Factory start-up costs	85.2	11.2 %	53.8	6.7 %	160.2	21.1 %
Gain on disposal of property and equipment	(20.0)	-2.6 %	—	— %	—	— %
Goodwill impairment	359.2	47.4 %	—	— %	—	— %
Restructuring and other expenses	417.6	55.1 %	20.6	2.6 %	14.5	1.9 %
Operating loss	**(1,329.2)**	**(175.4)%**	**(445.3)**	**(55.2)%**	**(311.8)**	**(41.1)%**
Interest expense, net of capitalized interest	315.2	41.6 %	246.3	30.5 %	42.6	5.6 %
Non-operating income, net	(25.5)	(3.4)%	(119.1)	(14.8)%	(94.6)	(12.5)%
Loss before income taxes	**(1,618.9)**	**(213.7)%**	**(572.5)**	**(70.9)%**	**(259.8)**	**(34.3)%**
Income tax (benefit) expense	(9.7)	(1.3)%	1.1	0.1 %	0.7	0.1 %
Net loss from continuing operations	**(1,609.2)**	**(212.4)%**	**(573.6)**	**(71.1)%**	**(260.5)**	**(34.3)%**
Net loss from discontinued operations	—	— %	(290.6)	(36.0)%	(69.4)	(9.1)%
Net loss	**($1,609.2)**	**(212.4)%**	**($864.2)**	**(107.1)%**	**($329.9)**	**(43.5)%**
Basic and diluted loss per share						
Continuing operations	($11.39)		($4.56)		($2.09)	
Net loss	($11.39)		($6.88)		($2.65)	

Revenue

Revenue was comprised of the following:

| (in millions of U.S. Dollars) | Fiscal Years Ended | | | Year-Over-Year Change | | | |
	June 29, 2025	June 30, 2024	June 25, 2023	2024 to 2025		2023 to 2024	
Power Products	$414.0	$415.6	$409.2	($1.6)	— %	$6.4	2 %
Materials Products	$343.6	$391.6	$349.3	($48.0)	(12)%	$42.3	12 %
Revenue	$757.6	$807.2	$758.5	($49.6)	(6)%	$48.7	6 %

Net sales for fiscal 2025 as compared to fiscal 2024 were down 6% primarily driven by the following:

- Net sales of our Power Product offerings were primarily impacted by ongoing weakness in the industrial and energy end markets. This decrease has been partially offset by growth in demand for automotive applications, though we are continuing to experience slower growth for automotive applications than we previously expected.

- Net sales of our Materials Product offerings were primarily impacted by weaker end market demand, which has resulted in some of our customers adjusting the timing and size of their orders.

The slower than expected growth for electric vehicle applications and increase in global production capacity, particularly in China, has resulted in a supply imbalance and challenging competitive landscape for silicon carbide wafers and devices, particularly for 150mm offerings.

Gross Profit and Gross Margin

Gross profit and gross margin were as follows:

| (in millions of U.S. Dollars) | Fiscal Years Ended | | | Year-Over-Year Change | | | |
	June 29, 2025	June 30, 2024	June 25, 2023	2024 to 2025		2023 to 2024	
Gross (loss) profit	($121.6)	$77.4	$242.9	($199.0)	(257)%	($165.5)	(68)%
Gross margin	(16)%	10 %	32 %				

The primary drivers of the decrease in gross profit and gross margin for fiscal 2025 compared to fiscal 2024 included:

- $97.1 million of costs incurred in connection with the 2025 Restructuring Plan, as discussed further in Note 16, "Restructuring" to our consolidated financial statements in Part II, Item 8 of this Annual Report, including $33.6M of accelerated depreciation on 150mm tooling and improvements and $63.5 million of manufacturing transition charges primarily related to planned excess capacity while we wind down operations at the Durham fab.

- Unfavorable changes in product mix driven by (1) a decrease in the percent of total net sales attributable to our higher-margin Materials Products offerings and (2) an increase in the percent of Power Product net sales attributable to lower margin automotive applications due to ongoing weakness in the industrial and energy end market. Production capacity in the Durham fab has shifted from industrial and energy products to automotive products, which have a higher production cost in that fab.

- $8.4 million of additional stock-based compensation charges primarily due to acceleration of unvested awards related to our 2025 Restructuring Plan and awarded grants during fiscal 2025.

The gross margin impact of the above items was partially offset by lower underutilization costs due to the timing of the Mohawk Valley Fab ramp. We incurred $105.2 million of underutilization costs at our Mohawk Valley Fab during fiscal 2025, compared to $124.4 million of underutilization costs during fiscal 2024.

As explained further below in Factory Start-up Costs, the operating costs of each of our new facilities will largely be reflected in cost of revenue, net once such facility reaches revenue generating production. During the period when revenue production begins, but before the facility is at its expected utilization level, we expect some of the costs to operate the facility will not be absorbed into the cost of inventory. We expect that these costs will continue to be substantial as we ramp up the facility to the expected or normal utilization level. The costs incurred to operate the new facilities in excess of the costs absorbed into inventory are referred to as underutilization costs and are expensed as incurred to cost of revenue, net.

Research and Development

Research and development expenses include costs associated with the development of new products, enhancements of existing products and general technology research. These costs consisted primarily of employee salaries and related compensation costs, occupancy costs, consulting costs and the cost of development equipment and supplies. Research and development costs also include developing supporting technologies for the expansion of the Mohawk Valley Fab.

Our research and development expenses vary significantly from year to year based on a number of factors, including the timing of new product introductions and the number and nature of our ongoing research and development activities.

Research and development expenses were as follows:

| (in millions of U.S. Dollars) | Fiscal Years Ended | | | Year-Over-Year Change | | | |
	June 29, 2025	June 30, 2024	June 25, 2023	2024 to 2025		2023 to 2024	
Research and development	$175.1	$201.9	$165.7	($26.8)	(13)%	$36.2	22 %
Percent of revenue	23 %	25 %	22 %				

The decreases in research and development expenses in fiscal 2025 compared to fiscal 2024 were primarily due to (i) lower people costs due to a planned decrease in salary and benefits costs related to lower headcount and (ii) lower material costs from a planned decrease in research and development wafer starts associated with product transfers and technology qualifications related to the Mohawk Valley Fab ramp.

Sales, General & Administrative

Sales, general and administrative ("SG&A") expenses are comprised of costs primarily associated with our sales and marketing personnel and our executive and administrative personnel (for example, finance, human resources, information technology and legal) and substantially consist of salaries and related compensation costs; consulting and other professional services (such as litigation and other outside legal counsel fees, pre-petition legal fees, audit and other compliance costs); marketing and advertising expenses; facilities and insurance costs; and travel costs.

SG&A expenses were as follows:

| (in millions of U.S. Dollars) | Fiscal Years Ended | | | Year-Over-Year Change | | | |
	June 29, 2025	June 30, 2024	June 25, 2023	2024 to 2025		2023 to 2024	
Sales, general & administrative	$190.5	$246.4	$214.3	($55.9)	(23)%	$32.1	15 %
Percent of revenue	25 %	31 %	28 %				

The decrease in SG&A expenses during fiscal 2025 compared to the prior fiscal year was primarily driven by:

- $19.7 million reduction in salaries and other people costs related to planned reductions in headcount associated with our 2025 Restructuring Plan;

- $20.2 million reduction in stock-based compensation expense due to forfeitures and a decrease in fair value per share for new grants; and

- $8.9 million reduction related to travel and outside services expenditures (excluding pre-petition charges presented separately).

Factory Start-up Costs

| (in millions of U.S. Dollars) | Fiscal Years Ended | | | Year-Over-Year Change | | | |
	June 29, 2025	June 30, 2024	June 25, 2023	2024 to 2025		2023 to 2024	
Factory start-up costs	$85.2	$53.8	$160.2	$31.4	58 %	($106.4)	(66)%

Factory start-up costs relate to facilities that have not yet started revenue generating production. When a new facility begins revenue generating production, the operating costs of that facility previously expensed as start-up costs will instead be primarily expensed as part of the cost of the production within the cost of revenue, net line item in our statement of operations.

Factory startup costs in fiscal 2025 increased as compared to fiscal 2024 due to increased costs incurred in connection with the construction of our materials manufacturing facility in Siler City, North Carolina.

Gain on Disposal of Property and Equipment

Disposal gains on property and equipment were as follows:

	Fiscal Years Ended			Year-Over-Year Change			
(in millions of U.S. Dollars)	June 29, 2025	June 30, 2024	June 25, 2023	2024 to 2025		2023 to 2024	
Gain on disposal of property and equipment	($20.0)	$—	$—	($20.0)	(100)%	$—	0 %

Gain on disposal of property and equipment is primarily due to the sale of our Farmer's Branch and Research Triangle Park locations.

Goodwill Impairment

	Fiscal Years Ended			Year-Over-Year Change			
(in millions of U.S. Dollars)	June 29, 2025	June 30, 2024	June 25, 2023	2024 to 2025		2023 to 2024	
Goodwill impairment	$359.2	$—	$—	$359.2	100 %	$—	0 %

The increase in goodwill impairment during fiscal 2025 compared to fiscal 2024 is due to the determination that our goodwill was impaired due to a triggering event during the fourth quarter of fiscal 2025. Refer to Note 2, "Basis of Presentation and Summary of Significant Accounting Policies" in Part II, Item 8 of this Annual Report for more information on our goodwill impairment.

Restructuring and Other Expenses

Restructuring and other expenses consisted of the following amounts:

	Fiscal Years Ended			Year-Over-Year Change			
(in millions of U.S. Dollars)	June 29, 2025	June 30, 2024	June 25, 2023	2024 to 2025		2023 to 2024	
Impairment losses on abandoned property and equipment	$ 176.5	$ 1.2	$ 2.0	$ 175.3	14,608 %	$ (0.8)	(40)%
Restructuring and other exit costs	134.9	—	—	134.9	100 %	—	— %
Pre-petition charges	55.8	—	—	55.8	100 %	—	— %
Project, transformation and transaction costs	29.5	18.3	7.4	11.2	61 %	10.9	147 %
Legal settlements	17.0	—	—	17.0	100 %	—	— %
Executive severance costs	1.4	—	3.4	1.4	100 %	(3.4)	(100)%
Other	2.5	1.1	1.7	1.4	127 %	(0.6)	(35)%
Restructuring and other expenses	$417.6	$20.6	$14.5	$397.0	1,927 %	$6.1	42 %

The increase in Restructuring and other expenses during fiscal 2025 compared to fiscal 2024 was primarily driven by costs related to the 2025 Restructuring Plan, including associated losses on impairment of other assets and the pre-petition charges incurred prior to the filing of the Chapter 11 Cases. Additionally, during the third quarter of fiscal 2025, we agreed to settle several ongoing legal matters and recognized the associated financial statement impact of those settlements in other operating expense.

Refer to Note 16, "Restructuring," in Part II, Item 8 of this Annual Report for more information on Restructuring and Other Exit Costs. Refer to Note 14, "Commitments and Contingencies," in Part II, Item 8 of this Annual Report for more information on our accounting for contingent losses.

Interest Expense, net of Capitalized Interest

	Fiscal Years Ended			Year-Over-Year Change			
(in millions of U.S. Dollars)	June 29, 2025	June 30, 2024	June 25, 2023	2024 to 2025		2023 to 2024	
Interest expense, net of capitalized interest	$315.2	$246.3	$42.6	$68.9	28 %	$203.7	478 %

Interest expense, net of capitalized interest. The increase in interest expense in fiscal 2025 as compared to fiscal 2024 was primarily due to higher average debt outstanding and higher average borrowing rate, partially offset, by a corresponding increase in capitalized interest during fiscal 2025, due to our significant expansion projects under construction. As we near substantial completion of the initial phase of these initiatives, we expect the amount of interest expense eligible for capitalization to decrease in future periods.

Non-Operating Income, net

Non-operating income, net was comprised of the following:

	Fiscal Years Ended			Year-Over-Year Change			
(in millions of U.S. Dollars)	June 29, 2025	June 30, 2024	June 25, 2023	2024 to 2025		2023 to 2024	
Interest income	($67.6)	($135.0)	($58.2)	$67.4	50 %	($76.8)	(132)%
Gain on legal proceedings	—	—	(50.3)	—	— %	50.3	100 %
Loss on customs matter	—	7.7	—	(7.7)	(100)%	7.7	100 %
Unrealized gain on equity investment	(22.6)	(18.5)	—	(4.1)	(22)%	(18.5)	(100)%
Loss on Wafer Supply Agreement	9.2	25.3	13.6	(16.1)	(64)%	11.7	86 %
Write-off of deferred financing costs	54.7	—	—	54.7	100 %	—	— %
Other expense, net	0.8	1.4	0.3	(0.6)	(43)%	1.1	367 %
Non-operating income, net	($25.5)	($119.1)	($94.6)	$93.6	79 %	($24.5)	(26)%

Interest income. The decrease in interest income in fiscal 2025 compared to fiscal 2024 was primarily due to the lower short-term investment balances and a lower interest rate environment.

Write-off of Deferred Financing Costs. We recognized charges of $54.7 million related to commitment fee assets and liabilities on undrawn tranches of our Senior Secured Notes and the portion of debt issuance costs allocated to those tranches. Due to the Restructuring Support Agreement and Chapter 11 Cases, the undrawn borrowing capacity under the Senior Secured Notes is no longer available.

Unrealized gain on equity investment. The loss (gain) on equity investment for fiscal 2025 and 2024, respectively, relates to changes in fair value of the shares of MACOM's common stock received as partial consideration for the sale of the RF Business (the "MACOM Shares").

Loss on Wafer Supply Agreement. In connection with the completed sale of our former LED Business to SGH and its wholly owned subsidiary CreeLED, Inc. ("CreeLED" and collectively with SGH, "SMART") in fiscal 2021, we entered into a Wafer Supply and Fabrication Services Agreement (the "Wafer Supply Agreement"), pursuant to which we supplied CreeLED with certain silicon carbide materials and fabrication services for up to four years. We recognized a supply agreement liability in connection with this agreement, which reached full amortization in the second quarter of fiscal 2023. We terminated the Wafer Supply Agreement effective as of September 30, 2024.

<u>Income Tax Expense</u>

Income tax expense and our effective tax rate was as follows:

| (in millions of U.S. Dollars) | Fiscal Years Ended | | | Year-Over-Year Change | | | |
	June 29, 2025	June 30, 2024	June 25, 2023	2024 to 2025		2023 to 2024	
Income tax expense	($9.7)	$1.1	$0.7	(10.8)	(982)%	0.4	57 %
Effective tax rate	1 %	— %	— %				

The change in the effective tax rate for fiscal 2025 compared to fiscal 2024 was primarily driven by the reversal of the deferred tax liability associated with our goodwill upon the impairment recognized during fiscal 2025.

In general, the variation between our effective income tax rate and the current United States statutory rate of 21.0% is primarily due to: (i) changes in our valuation allowances against deferred tax assets, (ii) income derived from international locations with differing tax rates than the United States, and (iii) tax credits generated.

<u>Net Loss from Discontinued Operations</u>

We have classified the results of our former RF Business as discontinued operations in our consolidated statements of operations for all periods presented. We ceased recording depreciation and amortization of long-lived assets of the RF Business upon classification as discontinued operations in August 2023.

| (in millions of U.S. Dollars) | Fiscal Years Ended | | | Year-Over-Year Change | | | |
	June 29, 2025	June 30, 2024	June 25, 2023	2024 to 2025		2023 to 2024	
Net loss from discontinued operations	$—	($290.6) $	(69.4)	$290.6	100 %	($221.2)	(319)%

Net loss from discontinued operations in fiscal 2024 included a $204.0 million loss on sale of our former RF Business.

Liquidity and Capital Resources

Chapter 11 Cases and 2025 Restructuring Plan

As a result of our financial condition and the risks and uncertainties surrounding the Chapter 11 Cases, substantial doubt exists that we will be able to continue as a going concern for one year from the date of this Annual Report. The consolidated financial statements in Part II, Item 8 of this Annual Report were prepared on a going concern basis of accounting, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. However, as a result of the Chapter 11 Cases, the realization of assets and the satisfaction of liabilities are subject to uncertainty. Our liquidity requirements, and the availability to us of adequate capital resources are difficult to predict at this time. In addition, we have incurred, and continue to incur, material reorganization and administrative expenses in connection with the Chapter 11 Cases and the 2025 Restructuring Plan. Notwithstanding the protections available to us under the Bankruptcy Code, if our future sources of liquidity are insufficient, we will face substantial liquidity constraints and will likely be required to significantly reduce, delay or eliminate capital expenditures, implement further cost reductions, seek other financing alternatives or cease operations as a going concern and liquidate. While operating as debtors-in-possession during the Chapter 11 Cases, we may sell or otherwise dispose of or liquidate assets or settle liabilities, subject to the approval of the Bankruptcy Court or as otherwise permitted in the ordinary course of business, for amounts other than those reflected in these consolidated financial statements.

Our ability to continue as a going concern is contingent upon our ability to receive approval of the Plan from the Bankruptcy Court, successfully implement the Plan, and successfully emerge from Chapter 11 and generate sufficient liquidity to meet our obligations and operating needs, among other factors. The accompanying consolidated financial statements do not include any adjustments that might be necessary should we be unable to continue as a going concern or as a consequence of the Chapter 11 Cases. Further, any plan of reorganization could materially change the amounts of assets and liabilities reported in the accompanying consolidated financial statements. There are substantial risks and uncertainties related to (i) our ability to successfully emerge from the Chapter 11 Cases, and (ii) the effects of disruption from the Chapter 11 Cases making it more difficult to maintain business, financing and operational relationships. See the section titled "Risk Factors – Risks related to our Chapter 11 Cases" for a discussion of the risk and uncertainties related to the Chapter 11 Cases. For a detailed discussion about the Chapter 11 Cases, refer to "Note 2— Basis of Presentation and Summary of Significant Accounting Policies" to our consolidated financial statements in Part II, Item 8 of this Annual Report for additional information.

Overview

The following table sets forth our cash, cash equivalents and short-term investments:

(in millions of U.S. Dollars)	June 29, 2025	June 30, 2024	Change
Cash and cash equivalents	$467.2	$1,045.9	($578.7)
Short-term investments	488.2	1,128.7	(640.5)
Total cash, cash equivalents and short-term investments	$955.4	$2,174.6	($1,219.2)

The following table summarizes our cash flows for the periods presented:

	Fiscal Years Ended			Year-Over-Year Change	
(in millions of U.S. Dollars)	June 29, 2025	June 30, 2024	June 25, 2023	2024 to 2025	2023 to 2024
Cash used in operating activities of continuing operations	($711.7)	($671.3)	($102.2)	($40.4)	($569.1)
Cash used in investing activities of continuing operations	(268.1)	(1,940.2)	(1,139.2)	1,672.1	(801.0)
Cash provided by financing activities of continuing operations	400.1	1,958.0	2,597.1	(1,557.9)	(639.1)
Effect of foreign exchange changes	1.0	(0.2)	—	1.2	(0.2)
Cash used in discontinued operations	—	(57.4)	(48.2)	57.4	(9.2)
Net increase (decrease) in cash and cash equivalents	($578.7)	($711.1)	$1,307.5	$132.4	($2,018.6)

Our principal sources of liquidity in fiscal 2025 included:
- cash on hand from prior period debt financing, including the CRD Agreement;
- receipts from customers and other operating activities;
- proceeds from the sale of our Farmer's Branch and RTP facilities;
- reimbursements received under the AMIC refundable tax credit and other government incentives;
- proceeds from debt issuances under our Senior Secured Notes and cash interest savings from paid-in-kind interest under our Senior Secured Notes and the CRD Agreement; and
- proceeds from our at-the-market offering program.

Cash on hand during the fiscal 2025 was primarily used for the following:
- capital expenditures related to our significant expansion projects;
- normal recurring operating expenses;
- professional service fees associated with our debt restructuring initiatives including preparing for the Chapter 11 Cases; and
- implementation of the 2025 Restructuring Plan.

Our currently anticipated cash flow needs, both in the short-term and long-term, may include the following:
- normal recurring operating expenses;
- planned and discretionary capital expenditures;
- professional service fees associated with our Chapter 11 Cases; and
- repayments of debt and interest.

We expect that our current operating forecast over the next 12 months will allow us to maintain operations and meet our obligations to customers, vendors and employees in the ordinary course of business. However, due to the inherent uncertainty of our ongoing Chapter 11 Cases and the events of default on all outstanding debt triggered by the filing of the Chapter 11 Cases, management has concluded that there is substantial doubt about our ability to continue as a going concern as of the issuance date of the consolidated financial statements included in this Annual Report, in accordance with the requirements of Accounting Standards Codification ("ASC") 205-40, "Presentation of Financial Statements – Going Concern."

Liquidity

Expected Liquidity after Chapter 11 Cases

Under the terms contemplated by the Restructuring Support Agreement and the Plan, upon successful emergence from the Chapter 11 Cases, the Company expects to have reduced its overall funded debt by approximately 70%, representing a reduction of approximately $4.6 billion and a reduction of its annual total cash interest payments by approximately 60%.

Key terms of the Restructuring Support Agreement are as follows:

- Pursuant to the transactions contemplated by the Restructuring Support Agreement, the Company expects to receive an aggregate of $301 million of new financing in the form of the New 2L Convertible Notes, fully backstopped by certain holders of our existing Convertible Notes.

- The Restructuring Support Agreement contemplates a paydown of $250 million in principal amount of existing Senior Secured Notes at a redemption price of 109.875% of the principal amount being redeemed, with certain modifications to reduce go-forward cash interest and minimum liquidity requirements.

- The Restructuring Support Agreement also contemplates an exchange of $5.2 billion in principal amount of existing Convertible Notes and Renesas' existing loan for new notes with a principal amount of $500 million and 95% of the New Common Stock, subject to dilution from other equity issuances, with Renesas' loan claims entitled to additional incremental consideration to the extent certain regulatory approvals are not obtained by an agreed upon deadline.

- Pursuant to the transactions, existing equity interests in Wolfspeed will be cancelled and existing equity holders will receive their pro rata share of 3.0% or 5.0% of the New Common Stock (depending on whether Renesas receives certain regulatory approvals), subject to dilution from other equity issuances and potential reduction from certain events.

- All other unsecured creditors are expected to be unimpaired and paid on the Plan Effective Date or in the ordinary course of business. The Plan is expected to become effective by the end of the third quarter of calendar year 2025.

The Chapter 11 Cases will likely limit our ability to utilize our net operating loss carryforwards (and/or certain other tax attributes, excluding certain refundable tax credits such as the AMIC) that are generated before the Plan Effective Date.

There are substantial risks and uncertainties related to our ability to successfully emerge from Chapter 11 and the effects of disruption from the Chapter 11 Cases which may make it more difficult to maintain business, financing and operational relationships. Refer to Part I, Item 1A "Risk Factors - Risks related to our Chapter 11 Cases" of this Annual Report.

The filing of the Chapter 11 Cases constituted events of default that accelerated our obligations under the Indentures. As a result, the principal and interest due under our outstanding Senior Secured Notes, Convertible Notes, and CRD Agreement became immediately due and payable. However, any efforts to enforce such payment obligations are automatically stayed as a result of the filing of the Chapter 11 Cases, and the creditors' rights of enforcement are subject to the applicable provisions of the Bankruptcy Code. We do not have sufficient cash on hand or available liquidity to repay such outstanding debt.

In addition to ordinary operating expenses, our estimated future obligations consist of leases, debt, and interest on long-term debt. For a description of contractual obligations, including lease and debt obligations, see Note 5, "Leases," Note 9, "Debt," and Note 14, "Commitments and Contingencies," in our consolidated financial statements included in Part II, Item 8 of this Annual Report.

We will continue to have take-or-pay inventory supplier agreements that require a minimum of $202.1 million of purchases over the next four years and a commitment to provide quarterly capacity reservation deposits with a remaining total of $3.5 million over the next 3 months, as outlined further in Note 14, "Commitments and Contingencies," to our consolidated financial statements in Part II, Item 8 of this Annual Report. We will also be required to purchase electricity for our facility in Siler City, North Carolina and Durham, North Carolina under a long-term electricity supply agreement with minimum volume and spend requirements of approximately $62.4 million over the next 5 years and approximately $25.7 million over the next 8 years, respectively.

From time to time, we evaluate strategic opportunities, including potential acquisitions, joint ventures, divestitures, spin-offs or investments in complementary businesses, and we have continued to make such evaluations. We may also access capital markets through the issuance of debt or equity, which we may use in connection with the acquisition of complementary businesses or other significant assets or for other strategic opportunities or general corporate purposes.

We also expect to receive an additional $0.7 billion of incentives primarily related to the AMIC refundable tax credits during fiscal 2026. We also continue to actively pursue opportunities for federal funding, including but not limited to awards that may be made available through the CHIPS Act or other programs, including the recently established United States Investment Accelerator Office ("federal funding opportunities"). On July 4, 2025, the U.S. government enacted the One Big Beautiful Bill Act ("OBBBA"). The OBBBA includes changes to U.S. tax law including increasing the AMIC to 35 percent from 25 percent for property placed in service after December 31, 2025 and providing for the immediate expensing of U.S. research expenditures and eligible capital expenditures. The effects of the OBBBA become effective to the Company beginning in fiscal 2026. We are currently evaluating the effect of the legislation on our financial statements.

Liquidity Prior to and During Chapter 11 Cases

In the first quarter of fiscal 2025, we initiated the 2025 Restructuring Plan, which includes a headcount reduction that is currently on-going and facility closure and consolidation plan intended to optimize our cost structure as we focus on the acceleration of our transition from 150mm to 200mm silicon carbide devices. We expect to realize approximately $250 million of annualized cost savings upon completion of these initiatives. Please refer to Part II, Item 8, Note 16 - "Restructuring" for additional information.

In the second quarter of fiscal 2025, we issued an additional $250.0 million aggregate principal amount of Senior Secured Notes. The 2030 Senior Notes Indenture permitted us to issue additional tranches up to $500.0 million subject to certain conditions. Pursuant to the terms of the Restructuring Support Agreement and the subsequent filing of the Chapter 11 Cases, we are no longer able to borrow the $500 million undrawn commitment under the Senior Secured Notes.

In the second quarter of fiscal 2025, we filed a shelf registration statement on Form S-3 to register for possible future sale shares of our common stock. The registration statement became automatically effective upon filing with the SEC on December 9, 2024. Under this shelf registration statement, we implemented an at-the-market offering program (the "ATM Program") as described in the prospectus supplement filed with the SEC on December 9, 2024. As discussed further in Note 10, "Shareholders" Equity" to our consolidated financial statements in Part II, Item 8 of this Annual Report, the ATM Program was conducted pursuant to an equity distribution agreement with J.P. Morgan Securities LLC and Wells Fargo Securities, LLC (the "Managers"). The ATM Program concluded on January 14, 2025, and we completed the sale of approximately 27.8 million additional shares of common stock for total gross proceeds of approximately $200.0 million and net proceeds of approximately $195.2 million, after $4 million in commissions to the Managers and $0.8 million in other offering costs.

In the first quarter of fiscal 2024, we entered into the CRD Agreement with Renesas, pursuant to which Renesas agreed to provide us up to $2.0 billion in unsecured deposits, which we received during fiscal 2024. As discussed in Note 9, "Debt," to our consolidated financial statements in Part II, Item 8 of this Annual Report, we entered into an amendment to the CRD Agreement in October 2024 to permit us to pay the accrued interest on the outstanding loans payable on the last business day of each of December 2024 and June 2025 by adding those amounts to the outstanding principal amount of the loans rather than in cash, reducing our expected cash interest payments in fiscal 2025 by approximately $120.0 million.

We expect that our current operating forecast over the next 12 months will allow us to maintain operations and meet our obligations to customers, vendors and employees in the ordinary course of business. However, due to the inherent uncertainty of our ongoing Chapter 11 Cases and the events of default on all outstanding debt triggered by the filing of the Chapter 11 Cases, management has concluded that there is substantial doubt about our ability to continue as a going concern as of the issuance date of the consolidated financial statements included in this Annual Report, in accordance with the requirements of ASC 205-40, "Presentation of Financial Statements – Going Concern."

Capital Expenditures

We believe that upon the successful implementation of our debt restructuring contemplated by the terms of the Restructuring Support Agreement and our ongoing Chapter 11 Cases, we will have the ability to navigate the current environment while maintaining our capital expenditure plans to support future growth to meet long-term demand. The initial phases of our major expansion projects at the Mohawk Valley Fab and Siler City, North Carolina facility was substantially completed as of late fiscal 2025. Consequently, we expect gross capital investment to decrease significantly, to approximately $0.2 billion in fiscal 2026. We also believe our ability to modulate capital investment up or down in response to expected production capacity demand requirements will continue to increase.

Cash Flows

Refer to the "Overview" section for a summary of our cash flows for the periods presented. A narrative discussion of the drivers for the changes in our cash flows between fiscal 2024 and fiscal 2025 is included below.

Cash Flows from Operating Activities

Net cash used in operating activities increased in fiscal 2025 as compared to fiscal 2024 primarily due to severance and other cash charges related to the 2025 Restructuring Plan, lower revenues, and higher interest payments, partially offset by benefits realized from our restructuring and cost savings initiatives.

Cash Flows from Investing Activities

Our investing activities primarily relate to short-term investment transactions, purchases of property and equipment, and property and equipment related reimbursements.

The decrease in net cash used in investing activities in fiscal 2025 as compared to fiscal 2024 was primarily due to a decrease in net property and equipment purchases of $1,064.5 million, a decrease in purchases of short term investments and a decrease in net proceeds from maturities and sales of short-term investments.

Cash Flows from Financing Activities

Net cash provided by financing activities in fiscal 2025 primarily consisted of $0.2 billion in net proceeds from the issuance of additional long term debt borrowings and $0.2 billion proceeds from our ATM Program.

Financial and Market Risks

We are exposed to financial and market risks, including changes in interest rates, equity prices, currency exchange rates and commodities risk. We have entered, and may in the future enter, into foreign currency derivative financial instruments in an effort to manage or hedge some of our foreign exchange rate risk. We may not be able to engage in hedging transactions in the future, and even if we do, foreign currency fluctuations may still have a material adverse effect on our results of operations and financial performance. All of the potential changes noted below are based on sensitivity analysis performed on our financial positions at June 29, 2025 and June 30, 2024. Actual results may differ materially.

Interest Rate Risk

We maintain an investment portfolio principally composed of money market funds, municipal bonds, corporate bonds, United States agency securities, United States treasury securities, commercial paper, certificates of deposit, and variable rate demand notes. In order to minimize risk, our cash management policy permits us to acquire investments rated "A" grade or better. As of June 29, 2025 and June 30, 2024, our cash equivalents and short-term investments had a fair value of $595.7 million and $1,226.0 million, respectively. If interest rates were to hypothetically increase by 100 basis points, the fair value of our short-term investments would decrease by $6.0 million at June 29, 2025 and $12.3 million at June 30, 2024.

Equity Prices

In connection with the RF Business Divestiture, we received the MACOM Shares which had a market value of approximately $102.0 million as of June 29, 2025, based on the closing price of MACOM common stock on June 27, 2025, the last trading day of our fourth fiscal quarter. If quoted market values on MACOM's common stock were to hypothetically decrease 10%, the fair value of the MACOM Shares would decrease by $10.2 million at June 29, 2025.

Currency Rate and Price Risk

All of our operations have a functional currency of the United States Dollar. However, we operate internationally and have transactions denominated in foreign currencies, and therefore we are exposed to currency exchange rate risks. Fluctuations in exchange rates may adversely affect our expenses and results of operations as well as the value of our assets and liabilities.

Commodities

We utilize significant amounts of precious metals, gases and other commodities in our manufacturing processes. General economic conditions, market specific or trade policy changes or other factors outside of our control may affect the pricing of these commodities. We do not use financial instruments to hedge commodity prices.

Off-Balance Sheet Arrangements

We do not use off-balance sheet arrangements with unconsolidated entities or related parties, nor do we use any other forms of off-balance sheet arrangements. Accordingly, our liquidity and capital resources are not subject to off-balance sheet risks from unconsolidated entities. As of June 29, 2025, we did not have any off-balance sheet arrangements, as defined in Item 303(b) of SEC Regulation S-K.

Critical Accounting Estimates

Our consolidated financial statements are prepared in accordance with U.S. GAAP. In the application of U.S. GAAP, we are required to make estimates that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities in our consolidated financial statements. Changes in the accounting estimates from period to period are reasonably likely to occur. Accordingly, actual results could differ significantly from the estimates made by management. To the extent that there are material differences between these estimates and actual results, our future financial statement presentation of our financial condition or results of operations may be affected.

We evaluate our estimates on an ongoing basis, including those related to revenue recognition, valuation of inventories, tax-related contingencies, valuation of stock-based compensation, valuation of long-lived and intangible assets, other contingencies and litigation, among others. We base our estimates on historical experience and on various other assumptions, including expected trends that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.

Our significant accounting policies and a description of recent accounting pronouncements are discussed in Note 2, "Basis of Presentation and Summary of Significant Accounting Policies," to our consolidated financial statements included in Item 8 of this Annual Report. We believe that the following are our most critical accounting estimates, each of which is critical to the portrayal of our financial condition and results of operations and requires our most difficult, subjective and complex judgments. Our management has reviewed our critical accounting estimates and the related disclosures with the audit committee of our board of directors.

Revenue Recognition

For the year ended June 29, 2025, approximately a third of our revenue was from sales to distributors. Distributors stock inventory and sell our products to their own customer base, which may include value added resellers, manufacturers who incorporate our products into their own manufactured goods, or ultimate end users of our products. We recognize revenue upon shipment of our products to our distributors.

Our distributors may be provided limited rights that allow them to return or scrap a portion of inventory (product exchange rights or stock rotation rights) and receive credits for changes in selling prices (price protection rights) or customer pricing arrangements under our "ship and debit" program or other targeted sales incentives. When determining our net revenue, we make significant judgments and estimates corresponding with product shipments. We recognize a reserve for estimated future returns, changes in selling prices, and other targeted sales incentives when product ships. We also recognize an asset for the estimated value of product returns that we believe will be returned to inventory in the future and resold, and these estimates are based upon historical data, current economic trends, distributor inventory levels and other related factors. Our financial condition and operating results are dependent upon our ability to make reliable estimates. Actual results may vary and could have a significant impact on our operating results.

Under the ship and debit program, products are sold to distributors at negotiated prices and the distributors are required to pay for the products purchased within our standard commercial terms. Subsequent to the initial product purchase, a distributor may request a price allowance for a particular part number(s) for certain target customers, prior to the distributor reselling that particular part to the customer. If we approve an allowance and the distributor resells the product to the target customer, we credit the distributor according to the allowance we approved. These credits are applied against a reserve we establish upon initial shipment of product to the distributor.

Inventories

Inventories are stated at the lower of cost or net realizable value. We write-down our inventories for estimated obsolescence equal to the difference between the cost of the inventory and its net realizable value based upon an aging analysis of the inventory on hand utilizing specific reserve percentages, specifically known inventory-related risks (such as technological obsolescence), and assumptions about future demand. We also analyze sales levels by product type, including historical and estimated future customer demand for those products to determine if any additional reserves are appropriate. For example, we adjust for items that are considered obsolete based upon changes in customer demand, manufacturing process changes or new product introductions that may eliminate demand for the product. In addition, our international sales and purchases are subject to numerous United States and foreign laws and regulations which may limit or restrict our sales and shipments to foreign customers. Any adjustment to our inventories as a result of an estimated obsolescence or net realizable condition is reflected as a component of our cost of revenue.

In order to determine what costs can be included in the valuation of inventories, we determine normal capacity for our manufacturing facilities based on historical patterns. If our estimates regarding customer demand are inaccurate, or market conditions or technology change in ways that are less favorable than those projected by management, we may be required to take excess capacity charges in accordance with U.S. GAAP, which could have an adverse effect on our operating results.

Deferred Tax Asset Valuation Allowances

In accordance with Financial Accounting Standards Board ("FASB") ASC 740, "Income Taxes" ("ASC 740"), we evaluate all available evidence, both positive and negative, to determine whether, based on the weight of that evidence, a deferred tax asset is more likely than not to be realized. In assessing the adequacy of a recognized valuation allowance, we consider all available positive and negative evidence to estimate if sufficient future taxable income of the right character will be generated to utilize the existing deferred tax assets by jurisdiction. This consideration includes a variety of factors such as historical and projected future taxable income and prudent and feasible tax planning strategies. When we establish or increase a valuation allowance, our income tax expense increases in the period such a determination is made; conversely, if we decrease a valuation allowance, our income tax expense decreases in the period such a determination is made.

Tax Contingencies

We are subject to periodic audits of our income tax returns by federal, state, local and foreign agencies. These audits typically include questions regarding our tax filing positions, including the timing and amount of deductions and the allocation of income among various tax jurisdictions. In accordance with ASC 740, we regularly evaluate the exposures associated with our various tax filing positions. ASC 740 states that a tax benefit should not be recognized for financial statement purposes for an uncertain tax filing position where it is not more likely than not (likelihood of greater than 50%) of being sustained by the taxing authorities based on the technical merits of the position.

In accordance with the provisions of ASC 740, we establish unrecognized tax benefits (as a reduction to the deferred tax asset or as an increase to other liabilities) to reduce some or all of the tax benefit of any of our tax positions at such time that we determine the position has become uncertain based upon one of the following conditions: the tax position is not "more likely than not" to be sustained; the tax position is "more likely than not" to be sustained, but for a lesser amount; or the tax position is "more likely than not" to be sustained, but not in the financial period in which the tax position was originally taken. For purposes of evaluating whether or not a tax position is uncertain, we presume the tax position will be examined by the relevant taxing authority that has full knowledge of all relevant information; the technical merits of a tax position are derived from authorities such as legislation and statutes, legislative intent, regulations, rulings and case law and their applicability to the facts and circumstances of the tax position; and each tax position is evaluated without consideration of the possibility of offset or aggregation with other tax positions taken. We adjust these unrecognized tax benefits, including any impact on related interest and penalties, in light of changing facts and circumstances, such as the progress of a tax audit.

A number of years may elapse before a particular matter for which we have established an unrecognized tax benefit is audited and fully resolved. To the extent we prevail in matters for which we have established an unrecognized benefit or are required to pay amounts in excess of what we have recognized, our effective tax rate in a given financial statement period could be materially affected. An unfavorable tax settlement might require use of our cash, existing deferred tax assets, and/or result in an increase in our effective tax rate in the year of resolution, whereas a favorable tax settlement would be recognized as a reduction in our effective tax rate in the year of resolution.

Stock-Based Compensation

We account for awards of stock-based compensation under our employee stock-based compensation plans using the fair value method. Accordingly, we estimate the grant date fair value of our stock-based awards and amortize this fair value to compensation expense over the requisite service period or vesting term. We currently use the Black-Scholes option-pricing model to estimate the fair value of our Employee Stock Purchase Plan ("ESPP") awards. The grant date fair value of performance stock units that vest upon meeting certain market conditions is estimated using the Monte Carlo valuation model. The determination of the fair value of stock-based awards on the date of grant using an option-pricing model is affected by our then current stock price as well as assumptions regarding a number of complex and subjective variables. These variables include the expected stock price volatility over the term of the awards, actual and projected employee stock option exercise behaviors, the risk-free interest rate and expected dividends.

Due to the inherent limitations of option-valuation models, future events that are unpredictable and the estimation process utilized in determining the valuation of the stock-based awards, the ultimate value realized by award holders may vary significantly from the amounts expensed in our financial statements. For restricted stock and stock unit awards, grant date fair value is based upon the market price of our common stock on the date of the grant. This fair value is then amortized to compensation expense over the requisite service period or vesting term. As of June 29, 2025, we have $74.6 million of unrecognized compensation cost related to nonvested awards, which is expected to be recognized over a weighted average period of 2.48 years.

We estimate expected forfeitures at the time of grant and revise this estimate, if necessary, in subsequent periods if actual forfeitures differ from initial estimates. Our determination of an estimated forfeiture rate is primarily based upon a review of historical experience but may also include consideration of other facts and circumstances we believe are indicative of future activity. The assessment of an estimated forfeiture rate will not alter the total compensation expense to be recognized, only the timing of this recognition as compensation expense is adjusted to reflect instruments that vest.

Long-Lived Assets

We evaluate long-lived assets such as property, equipment and finite-lived intangible assets, such as patents, for impairment whenever events or circumstances indicate that the carrying value of the assets recognized in our financial statements may not be recoverable. Factors that we consider include whether there has been a significant decrease in the market value of an asset, a significant change in the way an asset is being used, or a significant change, delay or departure in our strategy for that asset. Our assessment of the recoverability of long-lived assets involves significant judgment and estimation. These assessments reflect our assumptions, which we believe are consistent with the assumptions hypothetical marketplace participants use. Factors that we must estimate when performing recoverability and impairment tests include, among others, the economic life of the asset, sales volumes, prices, the cost of capital, tax rates, and capital spending. These factors are often interdependent and therefore do not change in isolation. If an impairment is indicated, we first determine if the total estimated future cash flows on an undiscounted basis are less than the carrying amounts of the asset or assets; if so, an impairment loss is measured and recognized. Our impairment loss calculations require that we apply judgment in estimating future cash flows and asset fair values, including estimating useful lives of the assets. To make these judgments, we may use internal discounted cash flow estimates, quoted market prices when available and independent appraisals, as appropriate, to determine fair value. If actual results are not consistent with our assumptions and judgments used in estimating future cash flows and asset fair values, we may be required to recognize additional impairment losses which could be material to our results of operations.

After an impairment loss is recognized, a new, lower cost basis for that long-lived asset is established. Subsequent changes in facts and circumstances do not result in the reversal of a previously recognized impairment loss.

Goodwill

We test goodwill for impairment at least annually as of the first day of the fiscal fourth quarter, or when indications of potential impairment exist. We monitor for the existence of potential impairment indicators throughout the fiscal year. We conduct impairment testing for goodwill at the reporting unit level. Reporting units, as defined by FASB ASC 350, "Intangibles - Goodwill and Other," may be operating segments as a whole or an operation one level below an operating segment, referred to as a component. We have determined that we have one reporting unit.

We may initiate goodwill impairment testing by considering qualitative factors to determine whether it is more likely than not that a reporting unit's carrying value is greater than its fair value. Such factors may include the following, among others: a significant decline in the reporting unit's expected future cash flows; a sustained, significant decline in our stock price and market capitalization; a significant adverse change in legal factors or in the business climate, such as, unanticipated competition or slower growth rates; as well as changes in management, key personnel, strategy, and customers. If our qualitative assessment indicates that goodwill impairment is more likely than not, we determine the amount by which the reporting unit's carrying value exceeds its fair value, not to exceed the carrying amount of goodwill.

We compare the fair value of the reporting unit to its carrying value, including goodwill. If the fair value of a reporting unit exceeds its carrying value, then we conclude that no goodwill impairment has occurred. If the carrying value of the reporting unit exceeds the fair value, we recognize an impairment loss in an amount equal to the excess, not to exceed the carrying value of the reporting unit's goodwill. Once an impairment loss is recognized, the adjusted carrying value of the goodwill becomes the new accounting basis of the goodwill for the reporting unit.

Historically, we derived a reporting unit's fair value through a combination of the market approach and the income approach (a discounted cash flow analysis). The market and income approaches require significant judgment, including (i) the estimation of future revenues, gross margins, and operating expenses, all of which are dependent on internal forecasts, current and anticipated economic conditions and trends, (ii) the selection of market multiples through an assessment of the reporting unit's performance relative to peer competitors, (iii) the estimation of the long-term revenue growth rate and discount rate from the capital asset pricing model and (iv) the determination of our weighted average cost of capital.

During the fourth quarter of fiscal 2025, we identified the existence of potential indicators of impairment, performed an interim goodwill impairment assessment, and determined the $359.2 million goodwill balance was fully impaired. As part of the interim assessment completed in the fourth quarter of fiscal 2025, the Company determined a market approach based on overall business enterprise value (determined by the fair value of equity plus the fair value of debt) was a more appropriate method of estimating the reporting unit's fair value, given the sustained decrease in the Company's market capitalization and observable market prices of the Company's long-term debt obligations, where available.

Under the market approach, the fair value of the reporting unit was calculated based on the implied equity value of the reporting unit (market capitalization, including consideration of how a reasonable range of control premiums, would impact the measurement of any goodwill impairment loss, if applicable) plus the implied fair value of the interest-bearing debt (based on market prices for its debt, if available, and/or observable inputs for certain debt instruments where market prices were not available). The indicated carrying value of the reporting unit, represented by the negative equity of the reporting unit adjusted for the book value of interest-bearing debt was compared to the calculated fair value of the reporting unit. The goodwill of the reporting unit was determined to be fully impaired.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

See the section entitled "Financial and Market Risks" included in Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" of this Annual Report.

Item 8. *Financial Statements and Supplementary Data*


Index to Consolidated Financial Statements


Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Wolfspeed, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Wolfspeed, Inc. and its subsidiaries (the "Company") as of June 29, 2025 and June 30, 2024, and the related consolidated statements of operations, of comprehensive loss, of shareholders' equity and of cash flows for each of the three years in the period ended June 29, 2025, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of June 29, 2025, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 29, 2025 and June 30, 2024, and the results of its operations and its cash flows for each of the three years in the period ended June 29, 2025 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 29, 2025, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company, together with its wholly owned subsidiary Wolfspeed Texas LLC, has filed voluntary petitions under Chapter 11 of the United States Bankruptcy Code that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Changes in Accounting Principle

As discussed in Note 9 to the consolidated financial statements, the Company changed the manner in which it accounts for convertible debt on June 27, 2022.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control Over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Valuation of Inventories – Estimate of Obsolescence Reserves

As described in Note 2 to the consolidated financial statements, inventories are stated at the lower of cost or net realizable value, with cost determined on a first-in, first out ("FIFO") method or an average cost method. As of June 29, 2025, the Company's consolidated inventory balance was $435.4 million, net of reserves. A significant portion of the reserves relate to obsolescence reserves. Management writes down its inventories for estimated obsolescence equal to the difference between the cost of the inventory and its net realizable value based upon an aging analysis of the inventory on-hand utilizing specific reserve percentages, specifically known inventory-related risks (such as technological obsolescence), and assumptions about future demand.

The principal considerations for our determination that performing procedures relating to the valuation of inventories – estimate of obsolescence reserves is a critical audit matter are (i) the significant judgment by management when developing the estimate of obsolescence reserves and (ii) the high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management's assumptions related to the reserve percentages used in the aging analysis of the inventory on-hand and future demand.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's estimate of obsolescence reserves. These procedures also included, among others, (i) testing management's process for developing the estimate of obsolescence reserves; (ii) evaluating the appropriateness of management's estimation methodology; (iii) testing the completeness and accuracy of the underlying data used in developing the estimate of obsolescence reserves; and (iv) evaluating the reasonableness of the significant assumptions used by management related to reserve percentages used in the aging analysis of inventory on-hand and future demand. Evaluating the reasonableness of management's assumptions related to reserve percentages used in the aging analysis of inventory on-hand and future demand involved considering (i) the current and past performance of the Company; (ii) the consistency with external market and industry data; (iii) a comparison of the prior year estimates to actual results in the current year; and (iv) whether the assumptions were consistent with evidence obtained in other areas of the audit.

/s/PricewaterhouseCoopers LLP

Raleigh, North Carolina

August 26, 2025

We have served as the Company's auditor since 2013.

WOLFSPEED, INC.
CONSOLIDATED BALANCE SHEETS

	June 29, 2025	June 30, 2024
in millions of U.S. Dollars, except share data in thousands		
Assets		
Current assets:		
Cash and cash equivalents	$467.2	$1,045.9
Short-term investments	488.2	1,128.7
Total cash, cash equivalents and short-term investments	955.4	2,174.6
Accounts receivable, net	178.8	147.4
Inventories	435.4	440.7
Investment tax credit receivable	653.4	—
Prepaid expenses	97.2	56.6
Other current assets	222.0	180.3
Total current assets	2,542.2	2,999.6
Property and equipment, net	3,916.5	3,652.3
Goodwill	—	359.2
Intangible assets, net	23.8	23.9
Long-term receivables	2.0	2.3
Other long-term investments	—	79.3
Deferred tax assets	1.1	1.1
Long-term investment tax credit receivable	105.0	641.8
Other assets	263.8	225.1
Total assets	$6,854.4	$7,984.6
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued expenses	$280.2	$523.6
Contract liabilities and distributor-related reserves	50.0	62.3
Income taxes payable	0.8	1.0
Finance lease liabilities	0.5	0.5
Current maturity on long-term borrowings	6,538.0	—
Other current liabilities	220.5	77.9
Total current liabilities	7,090.0	665.3
Long-term liabilities:		
Long-term debt	—	3,126.2
Convertible notes, net	—	3,034.9
Deferred tax liabilities	0.5	10.8
Finance lease liabilities - long-term	8.4	8.9
Other long-term liabilities	202.6	256.4
Total long-term liabilities	211.5	6,437.2
Commitments and contingencies		
Shareholders' equity:		
Preferred stock, par value $0.01; 3,000 shares authorized at June 29, 2025 and June 30, 2024; none issued and outstanding	—	—
Common stock, par value $0.00125; 400,000 shares authorized at June 29, 2025 and 400,000 shares authorized at June 30, 2024; 155,643 and 126,409 shares issued and outstanding at June 29, 2025 and June 30, 2024, respectively	0.2	0.2
Additional paid-in-capital	4,094.1	3,821.9
Accumulated other comprehensive loss	(3.8)	(11.6)
Accumulated deficit	(4,537.6)	(2,928.4)
Total shareholders' equity	(447.1)	882.1
Total liabilities and shareholders' equity	$6,854.4	$7,984.6

The accompanying notes are an integral part of the consolidated financial statements

WOLFSPEED, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

	Fiscal Years Ended		
	June 29, 2025	June 30, 2024	June 25, 2023
in millions of U.S. Dollars, except share data			
Revenue, net	$757.6	$807.2	$758.5
Cost of revenue, net	879.2	729.8	515.6
Gross (loss) profit	(121.6)	77.4	242.9
Operating expenses:			
Research and development	175.1	201.9	165.7
Sales, general and administrative	190.5	246.4	214.3
Factory start-up costs	85.2	53.8	160.2
Gain on disposal of property and equipment	(20.0)	—	—
Goodwill impairment	359.2	—	—
Restructuring and other expenses	417.6	20.6	14.5
Operating loss	(1,329.2)	(445.3)	(311.8)
Interest expense, net of capitalized interest	315.2	246.3	42.6
Non-operating income, net	(25.5)	(119.1)	(94.6)
Loss before income taxes	(1,618.9)	(572.5)	(259.8)
Income tax (benefit) expense	(9.7)	1.1	0.7
Net loss from continuing operations	(1,609.2)	(573.6)	(260.5)
Net loss from discontinued operations	—	(290.6)	(69.4)
Net loss	($1,609.2)	($864.2)	($329.9)
Basic and diluted loss per share			
Continuing operations	($11.39)	($4.56)	($2.09)
Net loss	($11.39)	($6.88)	($2.65)
Weighted average shares - basic and diluted (in thousands)	141,320	125,693	124,374

The accompanying notes are an integral part of the consolidated financial statements

WOLFSPEED, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	Fiscal Years Ended		
in millions of U.S. Dollars	June 29, 2025	June 30, 2024	June 25, 2023
Net loss	($1,609.2)	($864.2)	($329.9)
Other comprehensive income:			
Net unrealized gain on available-for-sale securities	7.8	13.5	0.2
Comprehensive loss	($1,601.4)	($850.7)	($329.7)

The accompanying notes are an integral part of the consolidated financial statements

WOLFSPEED, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Fiscal Years Ended		
in millions of U.S. Dollars	June 29, 2025	June 30, 2024	June 25, 2023
Operating activities:			
Net loss	($1,609.2)	($864.2)	($329.9)
Net loss from discontinued operations	—	(290.6)	(69.4)
Net loss from continuing operations	(1,609.2)	(573.6)	(260.5)
Adjustments to reconcile net loss to cash used in operating activities from continuing operations:			
Depreciation and amortization	252.1	181.0	145.6
Amortization and write-off of deferred financing costs	103.6	28.4	7.5
Goodwill impairment	359.2	—	—
Stock-based compensation	73.3	84.9	72.7
Unrealized gain on equity investment	(22.6)	(18.5)	—
Impairment of right-of-use assets	4.8	—	—
Gain on sale of property	(20.0)	—	—
Loss on disposal or impairment of property and equipment	171.7	1.2	3.8
Amortization of premium on investments, net	(9.1)	(27.5)	(4.7)
Paid-in-kind interest on long-term debt	83.2	—	—
Deferred income taxes	(10.3)	0.2	0.5
Changes in operating assets and liabilities:			
Accounts receivable, net	(31.4)	7.4	(4.6)
Inventories	1.3	(152.3)	(93.1)
Prepaid expenses and other assets	(47.1)	(124.7)	(20.8)
Accounts payable	(48.7)	(45.8)	27.0
Accrued salaries and wages and other liabilities	60.0	(50.2)	(0.7)
Contract liabilities and distributor-related reserves	(22.5)	18.2	25.1
Net cash used in operating activities of continuing operations	(711.7)	(671.3)	(102.2)
Net cash used in operating activities of discontinued operations	—	(54.3)	(40.4)
Cash used in operating activities	(711.7)	(725.6)	(142.6)
Investing activities:			
Purchases of property and equipment	(1,271.4)	(2,274.0)	(949.6)
Purchases of patent and licensing rights	(5.3)	(5.9)	(4.9)
Proceeds from sale of property and equipment	85.9	0.4	1.7
Purchases of short-term investments	(390.9)	(1,601.1)	(1,191.0)
Proceeds from maturities of short-term investments	986.7	1,448.4	637.2
Proceeds from sale of short-term investments	86.5	237.9	110.1
Reimbursement of capital expenditures from incentives and investment credits	240.4	178.5	155.5
Proceeds from sale of business	—	75.6	101.8
Net cash used in investing activities of continuing operations	(268.1)	(1,940.2)	(1,139.2)
Net cash used in investing activities of discontinued operations	—	(3.1)	(7.8)
Cash used in investing activities	(268.1)	(1,943.3)	(1,147.0)
Financing activities:			
Proceeds from long-term debt borrowings	240.0	2,000.0	1,200.0
Proceeds from convertible notes	—	—	1,750.0
Payments of deferred financing costs	(47.9)	(46.0)	(82.1)
Cash paid for capped call transactions	—	—	(273.9)
Proceeds from issuance of common stock	203.9	23.4	23.8
Tax withholding on vested equity awards	(3.9)	(18.0)	(19.2)
Payments on long-term debt borrowings, including finance lease obligations	(0.5)	(0.4)	(0.5)
Incentive-related escrow refunds	10.0	—	—
Commitment fees on long-term incentive agreement	(1.5)	(1.0)	(1.0)
Cash provided by financing activities	400.1	1,958.0	2,597.1
Effects of foreign exchange changes on cash and cash equivalents	1.0	(0.2)	—
Net change in cash and cash equivalents	(578.7)	(711.1)	1,307.5
Cash and cash equivalents, beginning of period	1,045.9	1,757.0	449.5
Cash and cash equivalents, end of period	$467.2	$1,045.9	$1,757.0

The accompanying notes are an integral part of the consolidated financial statements

WOLFSPEED, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Equity
	Number of Shares	Par Value				
Share data in thousands, U.S. Dollar information in millions						
Balance at June 26, 2022	**123,795**	**$0.2**	**$4,228.4**	**($1,764.0)**	**($25.3)**	**$2,439.3**
Net loss	—	—	—	(329.9)	—	(329.9)
Unrealized gain on available-for-sale securities	—	—	—	—	0.2	0.2
Tax withholding on vested equity awards	—	—	(19.2)	—	—	(19.2)
Stock-based compensation	—	—	84.9	—	—	84.9
Issuance of shares under the employee stock purchase plan	999	—	23.8	—	—	23.8
Adoption of ASU 2020-06	—	—	(333.0)	29.7	—	(303.3)
Capped call transactions related to the issuance of convertible notes due December 1, 2029	—	—	(273.9)	—	—	(273.9)
Balance at June 25, 2023	**124,794**	**$0.2**	**$3,711.0**	**($2,064.2)**	**($25.1)**	**$1,621.9**
Net loss	—	—	—	(864.2)	—	(864.2)
Unrealized gain on available-for-sale securities	—	—	—	—	13.5	13.5
Tax withholding on vested equity awards	—	—	(18.0)	—	—	(18.0)
Stock-based compensation	—	—	105.5	—	—	105.5
Issuance of shares under the employee stock purchase plan	1,615	—	23.4	—	—	23.4
Balance at June 30, 2024	**126,409**	**$0.2**	**$3,821.9**	**($2,928.4)**	**($11.6)**	**$882.1**
Net loss	—	—	—	(1,609.2)	—	(1,609.2)
Unrealized gain on available-for-sale securities	—	—	—	—	7.8	7.8
Tax withholding on vested equity awards	—	—	(3.9)	—	—	(3.9)
Stock-based compensation	—	—	72.2	—	—	72.2
Issuance of shares under the employee stock purchase plan	1,440	—	8.7	—	—	8.7
Issuance of shares under the at-the-market offering program, net of issuance costs	27,794	—	195.2	—	—	195.2
Balance at June 29, 2025	**155,643**	**$0.2**	**$4,094.1**	**($4,537.6)**	**($3.8)**	**($447.1)**

The accompanying notes are an integral part of the consolidated financial statements.

WOLFSPEED, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Business

Overview

Wolfspeed, Inc. (the "Company") is an innovator of wide bandgap semiconductors, focused on silicon carbide materials and devices for power applications. The Company's product families include silicon carbide materials and power devices targeted for various applications such as electric vehicles, fast charging and renewable energy and storage.

Previously, the Company designed, manufactured and sold radio-frequency ("RF") devices. As discussed more fully below in Note 3, "Discontinued Operations," on December 2, 2023, the Company completed the sale of certain assets and subsidiaries comprising its RF product line.

The Company classified the results and cash flows of the RF product line as discontinued operations in its consolidated statements of operations and consolidated statements of cash flows for the fiscal year ended June 30, 2024 ("fiscal 2024"). Unless otherwise noted, discussion within these notes to the consolidated financial statements relates to the Company's continuing operations.

The Company's continuing operations consist of power devices, which are used in electric vehicles, motor drives, power supplies, solar and transportation applications and silicon carbide and gallium nitride ("GaN") materials, which are targeted for customers who use them to manufacture products for RF, power and other applications.

The majority of the Company's products are manufactured at its production facilities located in North Carolina, New York and Arkansas. The Company also uses contract manufacturers for certain products and aspects of product fabrication, assembly and packaging. The Company operates research and development facilities in North Carolina, Arkansas and New York.

Wolfspeed, Inc. is a North Carolina corporation established in 1987, and its headquarters are in Durham, North Carolina.

Note 2 – Basis of Presentation and Summary of Significant Accounting Policies

Reclassifications

Certain prior period amounts in the accompanying consolidated financial statements and notes have been reclassified to conform to the current year's presentation, which include the moving of amounts related to impairments previously presented in "Loss/gain on disposal or impairment", and "Amortization of acquired intangibles" to "Restructuring and other expenses", and to separate "Interest expense, net of capitalized interest" out of "Non-operating income, net". These reclassifications had no effect on previously reported net loss or shareholders' equity.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated.

Fiscal Year

The Company's fiscal year is a 52 or 53-week period ending on the last Sunday in the month of June. The Company's 2025 and 2023 fiscal years were 52-week fiscal years. The Company's 2024 fiscal year was a 53-week fiscal year. The next 53-week fiscal year will be for the Company's 2030 fiscal year.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and the disclosure of contingent assets and liabilities. The Company evaluates its estimates on an ongoing basis, including those related to revenue recognition, valuation of inventories, tax related contingencies, valuation of refundable tax credits, valuation of stock-based compensation, valuation of long-lived and intangible assets, other contingencies and litigation, among others. The Company generally bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ materially from those estimates.

Segment Information

The Company has one reportable segment representing the entity as a whole, aligning with our organizational structure and with the way our chief operating decision maker ("CODM"), who is our Chief Executive Officer, makes operating decisions, allocates resources, and manages the growth and profitability of the Company.

The CODM uses consolidated net income to measure segment profit or loss, allocate resources and assess performance. Net income is also used to monitor budget versus actual results, forecasted information and in competitive analysis. Our CODM regularly reviews income and expense items at the consolidated company (reporting segment) level and uses net income to evaluate whether and how to reinvest profits into the entity's operations, shareholder return, acquisitions or otherwise. Further, the CODM reviews and utilizes functional expenses (cost of revenues, sales and marketing, research and development, and general and administrative) at the consolidated level to manage the Company's operations. Other segment items included in consolidated net income are "Restructuring and other expenses", "Interest expense, net of capitalized interest" "Non-operating income, net" and "income tax (benefit) expense". These income and expense items are included on the Consolidated Statements of Operations and in our notes to the Consolidated Financial Statements. The CODM reviews segment assets at the same level or category as presented on the Consolidated Balance Sheet.

Restructuring Support Agreement and Chapter 11 Cases

On June 22, 2025, the Company and its wholly owned subsidiary, Wolfspeed Texas LLC (together with the Company, the "Debtors"), entered into a Restructuring Support Agreement (together with all exhibits, annexes and schedules thereto, and as may be amended, supplemented or modified from time to time, the "Restructuring Support Agreement") with key debtholders, including (i) holders of more than 97% of the outstanding principal amount of the Company's Senior Secured Notes due 2030 ("Senior Secured Notes"), (ii) Renesas Electronics America Inc. ("Renesas") and (iii) holders of more than 67% of the outstanding principal amount of the Company's Convertible Notes (as defined below), pursuant to which these debtholders have committed to support and, as discussed below, vote in favor of the Plan (as defined below). Through the Plan, the Company intends to substantially de-lever its capital structure on the terms set forth in the Restructuring Support Agreement through the Chapter 11 Cases (as defined below) (the "Reorganization"). If and when completed, the Reorganization is expected to reduce the Company's (i) overall funded debt by approximately 70%, representing a reduction of approximately $4.6 billion, and (ii) annual interest expense by approximately 60%.

The Restructuring Support Agreement provides certain milestones that the Debtors must satisfy (unless waived or extended) in connection with the Reorganization. Failure of the Debtors to satisfy these milestones without a waiver, extension or consensual amendment would provide the debtholders party to the Restructuring Support Agreement a termination right under the Restructuring Support Agreement. These milestones include (i) the commencement of the Chapter 11 Cases by July 1, 2025 (the date of such commencement, the "Petition Date"), (ii) the entry by the Bankruptcy Court of an interim order authorizing the Company's use of cash collateral) within 3 calendar days of the Petition Date, (iii) the entry by the Bankruptcy Court of a final order authorizing the Company's use of cash collateral within 45 days of the Petition Date, (iv) the entry by the Bankruptcy Court of an order approving the Plan, the disclosure statement related to the Plan and the Backstop Commitment Agreement, in each case within 75 days of the Petition Date and (v) the Plan Effective Date occurring on or before the date that is 4 calendar months following the Petition Date, subject to a 30-day extension period at the sole discretion of the Debtors and a 60-day extension period with the consent of certain of the debtholders party to the Restructuring Support Agreement. As of August 26, 2025, the Debtors are in compliance with the milestones applicable as of and prior to such date.

The following is a summary of the material terms of the transactions contemplated by the Restructuring Support Agreement and the Plan:

- Senior Secured Notes. Holders of Senior Secured Notes are expected to receive their pro rata share of (i) new senior secured notes ("New Senior Secured Notes"), which will have substantially similar terms to the existing Senior Secured Notes with certain modifications to reduce go-forward cash interest and minimum liquidity requirements, (ii) a payment from the redemption of $250 million in principal amount of existing Senior Secured Notes at a redemption price of 109.875% of the principal amount being redeemed (to be paid with the proceeds of the Rights Offering (as defined below)), and (iii) certain commitment fees, subject to certain conditions, which did not impact the fiscal year 2025 financials.

- Convertible Notes. Holders of Convertible Notes are expected to receive their pro rata share of (i) rights to participate in the rights offering of new second-lien convertible notes ("New 2L Convertible Notes") in the principal amount of $301.13 million, to be fully backstopped by certain holders of the Company's existing Convertible Notes, and the issuance of additional New 2L Convertible Notes in the principal amount of $30.25 million pursuant to a premium, as discussed in more detail below under the section titled "Backstop Commitment Agreement," (ii) new second-lien notes in the principal amount of $296 million ("New 2L Takeback Notes"), and (iii) 56.3% of a new voting class of common equity interests of the Company (the "New Common Stock") to be issued on the date on which the Plan becomes effective in accordance with its terms (the "Plan Effective Date"), which has not occurred as of the date hereof, subject to dilution from other equity issuances, including the conversion of the New 2L Convertible Notes, and the convertible notes and warrants provided to Renesas (as described below). The Company is expected to provide certain registration rights with respect to certain shares of the New Common Stock underlying the New 2L Convertible Notes to certain holders of the existing Convertible Notes.

- Renesas. Subject to certain regulatory approvals and conditions set forth in the Plan, Renesas is expected to receive or be entitled to certain economic benefits associated with (i) new second-lien convertible notes in the principal amount of $204 million, (ii) 38.7% (subject to claims reconciliation in the Chapter 11 Cases) of the New Common Stock as of the Plan Effective Date, subject to dilution from certain equity incentive plans expected to be adopted upon emergence from Chapter 11 of the Bankruptcy Code ("Chapter 11") and certain other equity issuances, including the conversion of the New 2L Convertible Notes, and the convertible notes and warrants provided to Renesas. (iii) warrants to purchase 5% of the New Common Stock as of the Plan Effective Date (assuming conversion of convertible notes issued to Renesas and all New 2L Convertible Notes), and (iv) if certain regulatory approvals have not been obtained prior to the deadline described in the Restructuring Support Agreement, certain contingent consideration, including $15 million in cash (the "Reserve Cash"), additional New 2L Takeback Notes in a principal amount of $15 million (the "Additional New 2L Takeback Notes"), 2.0% of the New Common Stock as of the Plan Effective Date, subject to dilution from certain equity incentive plans expected to be adopted upon emergence from Chapter 11 and certain other equity issuances, including the conversion of the New 2L Convertible Notes, and the convertible notes and warrants provided to Renesas, and the right to a one-year extension of the exercise period of the warrants (the foregoing, collectively with the Reserve Cash, the Additional New 2L Takeback Notes, the "Contingent Consideration"). If certain regulatory approvals are obtained prior to the deadline described in the Restructuring Support Agreement and set forth in the Plan, Renesas will not be entitled to the Contingent Consideration and $10 million of the Reserve Cash will be remitted to or retained by the Company, $5 million of the Reserve Cash will be remitted to the holders of the Senior Secured Notes (on account of certain claims for commitment fees), the Additional New 2L Takeback Notes will not be issued, the 2.0% of the New Common Stock as of the Plan Effective Date will be distributed to the holders of existing equity interests (as described below), and the term of the warrants granted to Renesas will not be extended. Similar to the holders of existing Convertible Notes, Renesas will also be entitled to certain registration rights as set forth in the Restructuring Support Agreement.

- Unsecured Creditors. The Plan contemplates that all other general unsecured creditors are expected to be unimpaired and paid on the Plan Effective Date or in the ordinary course of business.

- Existing Equity Holders. Existing equity interests will be cancelled, and existing equity holders are expected to receive their pro rata share of 3.0% or 5.0% of New Common Stock as of the Plan Effective Date (depending on whether Renesas obtains certain regulatory approvals), subject to dilution from other equity issuances, including the conversion of the New 2L Convertible Notes, and the convertible notes and warrants provided to Renesas.

On June 30, 2025 (the "Petition Date"), the Debtors filed voluntary petitions (the "Chapter 11 Cases") under Chapter 11 of Title 11 of the United States Bankruptcy Code (the "Bankruptcy Code") in the United States Bankruptcy Court for the Southern District of Texas, Houston Division (the "Bankruptcy Court") to implement a Chapter 11 plan of reorganization (the "Plan"). The Plan embodies the terms of, and transactions contemplated by, the Restructuring Support Agreement. On June 27, 2025, prior to commencing the Chapter 11 Cases, the Company commenced solicitation for approval of the Plan by eligible claimholders by transmitting its disclosure statement. The deadline for eligible claimholders to submit votes on the Plan was August 22, 2025. The Debtors requested, and the Bankruptcy Court approved, that the Bankruptcy Court administer the Chapter 11 Cases jointly for administrative purposes only under the caption "In re Wolfspeed, Inc., et al."

The Debtors filed and received approval for first day motions with the Bankruptcy Court to ensure their ability to continue operating in the ordinary course of business both domestically and internationally, including their authority to pay employees, vendors, and customers. The Plan and the "first day" relief anticipate that vendors and other unsecured creditors will be paid in full and in the ordinary course of business. The Debtors will continue to operate their businesses as "debtors-in-possession" under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code and orders of the Bankruptcy Court.

Based on the facts and circumstances described above, including the defaults related to the missed interest payment on the 2029 Notes that were in grace periods as of June 29, 2025, the signing of the Restructuring Support Agreement on June 23, 2025 and subsequent events of default upon filing of the Chapter 11 Cases per the terms of the Restructuring Support Agreement on June 30, 2025, these amounts have been presented as "Current maturity on long-term borrowings" in our audited Consolidated Balance Sheet at June 29, 2025.

The filing of the Chapter 11 Cases constituted events of default that accelerated the Company's obligations under the indentures governing the following outstanding debt obligations:

- the Indenture, dated as of April 21, 2020, by and among the Company and CSC Delaware Trust Company (as successor in interest to U.S. Bank Trust Company, National Association (as successor to U.S. Bank National Association)), which governs the Company's 1.75% Convertible Senior Notes due 2026 (the "2026 Notes");

- the Indenture, dated as of February 3, 2022, by and among the Company and CSC Delaware Trust Company (as successor in interest to U.S. Bank Trust Company, National Association (as successor to U.S. Bank National Association)), which governs the Company's 0.25% Convertible Senior Notes due 2028 (the "2028 Notes");

- the Indenture, dated as of November 21, 2022, by and among the Company and CSC Delaware Trust Company (as successor in interest to U.S. Bank Trust Company, National Association (as successor to U.S. Bank National Association)), which governs the Company's 1.875% Convertible Senior Notes due 2029 (collectively with the 2026 Notes and the 2028 Notes, the "Convertible Notes");

- the Unsecured Customer Refundable Deposit Agreement, dated as of July 5, 2023, as amended to date, by and between the Company and Renesas (the "CRD Agreement"); and

- the Amended and Restated Indenture, dated as of October 11, 2024, as amended to date, by and among Wolfspeed, the subsidiary guarantors party from time to time thereto, and U.S. Bank Trust Company, National Association, as trustee and collateral agent, which governs the Company's Senior Secured Notes.

As a result of the events of default and acceleration of our obligations under certain of our debt instruments noted above, the principal and interest due under our outstanding Senior Secured Notes, Convertible Notes, and CRD Agreement became immediately due and payable.

We do not have sufficient cash on hand or available liquidity to repay such outstanding debt. However, any efforts to enforce such payment obligations are automatically stayed as a result of the filing of the Chapter 11 Cases, and the creditors' rights of enforcement are subject to the applicable provisions of the Bankruptcy Code.

Backstop Commitment Agreement

On June 22, 2025, the Company entered into a Rights Offering Backstop Commitment Agreement (the "Backstop Commitment Agreement") with the rights offering backstop parties (the "Backstop Parties") and the rights offering holdback parties (the "Holdback Parties") party thereto. Pursuant to the Backstop Commitment Agreement (and subject to the terms and conditions therein), the Company initiated a rights offering on August 14, 2025 as contemplated under the Restructuring Support Agreement through the issuance of the New 2L Convertible Notes in an aggregate principal amount of $301.13 million, which were or are being offered at a purchase price of 91.3242% of the principal amount thereof (the "Rights Offering"). Sixty percent of the Rights Offering ("Non-Holdback Rights Offering") is being offered pro rata to all holders of Convertible Notes (the "Subscription Rights") and the Backstop Parties have committed to purchase any unsubscribed portion of the Non-Holdback Rights Offering. The remaining 40% of the Rights Offering ("Holdback Rights Offering") has been reserved for the Holdback Parties that have committed to purchasing their respective portions set forth in the Backstop Commitment Agreement. As consideration for the commitments by the Backstop Parties and Holdback Parties, the Backstop Parties and the Holdback Parties will be issued on the Plan Effective Date additional New 2L Convertible Notes in an aggregate principal amount of $30.25 million (the "Backstop Premium), allocated ratably. If the Backstop Commitment Agreement is terminated under certain circumstances as set forth therein, the Backstop Commitment Agreement provides for a cash payment of the Backstop Premium to the Backstop Parties and Holdback Parties on the earlier of the four months following the Petition Date or the effective date of an "Alternative Transaction" (as defined in the Backstop Commitment Agreement).

The transactions contemplated by the Backstop Commitment Agreement are conditioned upon the satisfaction or waiver of certain conditions, including, among other things, that (i) the Bankruptcy Court shall have entered an order approving the Backstop Commitment Agreement and the disclosure statement relating to the Plan and confirming the Plan, (ii) the Plan Effective Date shall have occurred, and (iii) the Restructuring Support Agreement remains in full force and effect.

Going Concern and Liquidity

Based on the Company's evaluation of the circumstances described above, substantial doubt exists about the Company's ability to continue as a going concern. The consolidated financial statements included herein were prepared on a going concern basis of accounting, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. However, as a result of the Chapter 11 Cases, the realization of assets and the satisfaction of liabilities are subject to uncertainty. The Company's liquidity requirements, and the availability of adequate capital resources are difficult to predict at this time. Notwithstanding the protections available under the Bankruptcy Code, if future sources of liquidity are insufficient, the Company will face substantial liquidity constraints and will likely be required to significantly reduce, delay or eliminate capital expenditures, implement further cost reductions, seek other financing alternatives or cease operations as a going concern and liquidate. While operating as debtors-in-possession during the Chapter 11 Cases, the Debtors may sell or otherwise dispose of or liquidate assets or settle liabilities, subject to the approval of the Bankruptcy Court or as otherwise permitted in the ordinary course of business, for amounts other than those reflected in these consolidated financial statements. Further, approval of the Plan could materially change the amounts and classifications of assets and liabilities reported in these consolidated financial statements. As discussed herein, the Plan is not yet effective and the consummation of the Plan is subject to numerous conditions and there is no guarantee that the Plan will be consummated. The consolidated financial statements do not reflect any adjustments that might be necessary should we be unable to continue as a going concern.

Cash and Cash Equivalents

Cash and cash equivalents consist of unrestricted cash accounts and highly liquid investments with an original maturity of three months or less when purchased. Cash and cash equivalents are stated at cost, which approximates fair value. The Company holds cash and cash equivalents at several major financial institutions, which often exceed insurance limits set by the Federal Deposit Insurance Corporation (FDIC). The Company has not historically experienced any losses due to such concentration of credit risk.

Accounts Receivable

For product revenue, the Company typically invoices its customers at the time of shipment for the sales order value of products shipped. Accounts receivable are recognized at the invoiced amount and are not subject to any interest or finance charges. The Company does not have any off-balance sheet credit exposure related to any of its customers.

Accounts receivable, net consisted of the following:

(in millions of U.S. Dollars)	June 29, 2025	June 30, 2024
Billed trade receivables	$176.1	$143.3
Unbilled contract receivables	2.8	3.5
Royalties	0.7	1.3
	179.6	148.1
Allowance for bad debts	(0.8)	(0.7)
Accounts receivable, net	$178.8	$147.4

Allowance for Doubtful Accounts

Expected credit losses for the Company's receivables are evaluated on a collective (pool) basis and aggregated on the basis of similar risk characteristics. These aggregated risk pools are reassessed at each measurement date. A combination of factors is considered in determining the appropriate estimate of expected credit losses, including broad-based economic indicators as well as customers' financial strength, credit standing, payment history and any historical defaults.

Changes in the Company's allowance for bad debts were as follows:

(in millions of U.S. Dollars)	Fiscal Years Ended		
	June 29, 2025	June 30, 2024	June 25, 2023
Balance at beginning of period	$0.7	$0.7	$1.2
Current period provision change	0.1	0.3	(0.5)
Write-offs, net of recoveries	—	(0.3)	—
Balance at end of period	$0.8	$0.7	$0.7

Investments

Investments in certain securities may be classified into three categories:

- Held-to-Maturity – Debt securities that the entity has the positive intent and ability to hold to maturity, which are reported at amortized cost.
- Trading – Debt securities that are bought and held principally for the purpose of selling in the near term, which are reported at fair value, with unrealized gains and losses included in earnings.
- Available-for-Sale – Debt securities not classified as either held-to-maturity or trading securities, which are reported at fair value with unrealized gains or losses excluded from earnings and reported as a separate component of shareholders' equity. However, as explained further below, the Company evaluates each individual security in an unrealized loss position for expected credit losses and if it is evaluated as having an expected credit loss, unrealized losses of that security are included in earnings.

The Company reassesses the appropriateness of the classification (i.e., held-to-maturity, trading or available-for-sale) of its investments at the end of each reporting period.

Available-for-sale debt securities in an unrealized loss position at each measurement date are individually evaluated for expected credit losses. The Company evaluates whether the unrealized loss is due to market factors or changes in the investment holdings' credit rating. An expected credit loss will be recorded when an investment in an unrealized loss position is determined to have lost value from a decreased credit rating. The Company does not record an allowance for credit losses on receivables related to accrued interest. For the fiscal years ended June 29, 2025 and June 30, 2024, no allowance for credit losses was recorded.

The Company utilizes specific identification in computing realized gains and losses on the sale of investments. Realized gains and losses on the sale of investments are reported in non-operating income, net in the consolidated statements of operations. Unrealized gains and losses are included as a separate component of equity, net of tax, unless the Company determines there is an expected credit loss.

Investments with maturities beyond one year may be classified as short-term based on their highly liquid nature and because such securities represent the investment of cash that is available for current operations.

Fair Value of Financial Instruments

The Company performs recurring fair value measurements for its cash equivalents, and short-term and long-term investments, as discussed further in Note 7, "Fair Value of Financial Instruments." In addition, cash, accounts and interest receivable, accounts payable and other liabilities approximate their fair values at June 29, 2025 and June 30, 2024 due to the short-term nature of these instruments.

Other Current Assets

Other current assets consisted of the following:

(in millions of U.S. Dollars)	June 29, 2025	June 30, 2024
MACOM shares[1]	$102.0	$—
Reimbursement receivable on long-term incentive agreement	33.1	85.8
Assets held for sale[2]	24.4	—
Other	18.7	1.9
Inventory related to the RF Master Supply Agreement	15.8	17.6
VAT receivables	9.1	8.7
Insurance deposit	7.4	6.0
Accrued interest receivable	5.4	11.6
Receivable on RF Master Supply Agreement	5.3	4.6
Short-term deposit on long-term incentive agreement	0.8	10.0
Inventory related to the Wafer Supply Agreement	—	2.9
Non-trade receivables	—	30.6
Receivable on the Wafer Supply Agreement	—	0.6
Other current assets	$222.0	$180.3

(1) Refer to Note 7, "Fair Value of Financial Instruments," to the consolidated financial statements included herein for additional information.

(2) During the third quarter of fiscal 2025, the Company determined three facilities met the held-for-sale criteria under Accounting Standards Codification (ASC) 360, of which two were sold during the fourth quarter of fiscal 2025. The assets included in each of the disposal groups were measured at the lower of their carrying value or fair value less costs to sell.

Assets Held for Sale

The Company classifies an asset as held for sale when all of the criteria set forth in the Accounting Standards Codification ("ASC") 360, "Property, Plant and Equipment," have been met. The criteria are as follows: (i) management, having the authority to approve the action, commits to a plan to sell the property; (ii) the property is available for immediate sale in its present condition, subject only to terms that are usual and customary; (iii) an active program to locate a buyer and other actions required to complete the plan to sell have been initiated; (iv) the sale of the property is probable and is expected to be completed within one year; (v) the property is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and (vi) actions necessary to complete the plan of sale indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. At the time the Company classifies a property as held for sale, the Company ceases recording depreciation and amortization. A property classified as held for sale is measured and reported at the lower of its carrying amount or its estimated fair value less cost to sell.

As of June 29, 2025, the Company recorded $24.4 million in assets held for sale included within other current assets on the consolidated balance sheet. The assets held for sale consisted of one property including buildings, building improvements and land of idled property located in Durham, North Carolina in addition to machinery and equipment. The disposal of properties and equipment classified as held for sale does not represent a strategic shift that has (or will have) a major effect on our operations or financial results and therefore does not meet the criteria for classification as a discontinued operation. The sale of the assets is expected to occur within the next twelve months.

Inventories

Inventories are stated at the lower of cost or net realizable value, with cost determined on a first-in, first-out ("FIFO") method or an average cost method. The Company writes down its inventory for estimated obsolescence equal to the difference between the cost of the inventory and its net realizable value based upon an aging analysis of the inventory on hand utilizing specific reserve percentages, specifically known inventory-related risks (such as technological obsolescence), and assumptions about future demand. The Company also analyzes sales levels by product type, including historical and estimated future customer demand for those products to determine if any additional reserves are appropriate.

Inventories consisted of the following:

(in millions of U.S. Dollars)	June 29, 2025	June 30, 2024
Raw material	$144.5	$138.7
Work-in-progress	284.6	290.5
Finished goods	6.3	11.5
Inventories	$435.4	$440.7

Property and Equipment, net

Property and equipment, net is stated at cost and depreciated on a straight-line basis over the assets' estimated useful lives. Leasehold improvements are amortized over the lesser of the asset life or the term of the related lease. In general, the Company's policy for useful lives is as follows:

Buildings and building improvements	5 to 40 years
Machinery and equipment	3 to 10 years
Furniture and fixtures	5 years
Vehicles	5 years
Computer hardware/software	3 to 10 years
Leasehold improvements	Shorter of estimated useful life or lease term

Expenditures for repairs and maintenance are charged to expense as incurred. The costs for major renewals and improvements are capitalized and depreciated over their estimated useful lives. The cost and related accumulated depreciation of the assets are removed from the accounts upon disposition and any resulting gain or loss is reflected in operating income or loss.

The Company considers a long-lived asset to be abandoned after the Company has ceased use of such asset and there is no longer intent to use or repurpose the asset in the future. Abandoned long-lived assets are recorded at their salvage value, if any.

Property and equipment, net consisted of the following:

(in millions of U.S. Dollars)	June 29, 2025	June 30, 2024
Machinery and equipment	$1,614.8	$1,500.9
Land and buildings	1,080.5	997.3
Computer hardware/software	75.4	67.8
Furniture and fixtures	8.7	8.3
Leasehold improvements and other	139.1	148.9
Vehicles	0.5	0.7
Finance lease assets	8.3	9.1
Construction in progress	2,268.0	2,092.1
Property and equipment, gross	5,195.3	4,825.1
Accumulated depreciation	(1,278.8)	(1,172.8)
Property and equipment, net	$3,916.5	$3,652.3

Depreciation of property and equipment totaled $243.8 million, $175.5 million and $139.7 million for the years ended June 29, 2025, June 30, 2024 and June 25, 2023, respectively.

During the years ended June 29, 2025, June 30, 2024 and June 25, 2023, the Company recognized approximately $171.7 million, $0.8 million and $3.7 million, respectively, as Restructuring and other expenses in the consolidated statements of operations.

The majority of the Company's property and equipment, net is in the United States. As of June 29, 2025 and June 30, 2024, the Company held $142.9 million and $162.0 million, respectively, of property and equipment, net outside of the United States, primarily related to assets held at contract manufacturing space in Malaysia.

Government Assistance Programs and Incentives

The Company receives, or expects to receive in the future, various types of government assistance, primarily in the form of grants, refundable tax credits, property tax reimbursements and sales tax exemptions. Government assistance is recognized when there is reasonable assurance that: (1) the Company will comply with the relevant conditions and (2) the assistance will be received. Government assistance related to reimbursing fixed asset purchases, such as reimbursement grants and refundable federal investment tax credits, are recorded as a reduction to the related asset(s), which then reduces depreciation expense over the expected useful life of the asset on a straight-line basis. If some, or all, of the amount of government assistance becomes repayable (e.g. due to non-fulfillment of the grant conditions) or there is no longer reasonable assurance the amount will be received (e.g. due to additional interpretive guidance) then the adjustment is accounted for prospectively as a change in accounting estimate. The effect of the change in estimate is recognized in the period in which management concludes that it is no longer reasonably assured that all of the grant conditions will be met. A corresponding financial liability is recognized for the amount of the repayment, if any.

Investment Tax Credit Receivable

The Company is eligible for Advanced Manufacturing Investment Credit ("AMIC") in connection with ongoing expansion projects. The AMIC is a refundable federal tax credit provided under Internal Revenue Code Section 48D, which was enacted by the United States CHIPS and Science Act of 2022 (the "CHIPS Act"). In fiscal 2025, the Company received $189.1 million in cash tax refunds related to its fiscal 2023 and fiscal 2024 federal tax filings, inclusive of $2.6 million of interest income. As of June 29, 2025, the Company has recorded a short-term and long-term receivable of $653.4 million and $105.0 million, respectively, and the Company has reduced property and equipment, net by $944.9 million as a result of expected proceeds under the AMIC.

Silicon Carbide Device Facility in Marcy, New York

The Company receives government grants from the State of New York Urban Development Corporation to partially or fully reimburse the Company for certain property, plant and equipment purchases in connection with its construction of a new silicon carbide device fabrication facility in Marcy, New York. To receive these grants, the Company must comply with a number of objectives outlined in the related grant disbursement agreement, as outlined in Note 14, "Commitments and Contingencies". Grant amounts already received are subject to claw back provisions if the Company does not satisfy the agreement's outlined objectives.

As of June 29, 2025, the Company has reduced property and equipment, net by $503.4 million as a result of expected and received reimbursements from the State of New York Urban Development Corporation, of which $468.4 million has been received in cash and an additional $35.0 million in receivables are recorded in other current assets and in other assets in the consolidated balance sheet. The Company started receiving cash reimbursements in the fourth quarter of fiscal 2021.

Manufacturing Facility in Siler City, North Carolina

In connection with the construction of a new materials manufacturing facility in Siler City, North Carolina, the Company expects to receive incentives over the next 19 years from state, county and local governments, primarily in the form of property tax reimbursements and sales tax exemptions on purchased machinery and equipment. In order to receive property tax reimbursements, the Company is required to pay property taxes on time, comply with investment and job targets and meet the definition for continued operations.

As of June 29, 2025, the Company has reduced property and equipment, net by $67.3 million as a result of expected and received reimbursements from the North Carolina Department of Commerce and the Town of Siler City, of which $65.3 million has been received in cash and $2.0 million in receivables are recorded in other current assets in the consolidated balance sheet. The Company started receiving cash reimbursements in the third quarter of fiscal 2024.

Shipping and Handling Costs

Shipping and handling costs are included in cost of revenue, net in the consolidated statements of operations and are recognized as a period expense during the period in which they are incurred.

Long-Lived Assets

The Company reviews long-lived assets such as property and equipment for impairment based on changes in circumstances that indicate their carrying amounts may not be recoverable. In making these determinations, the Company uses certain assumptions, including but not limited to: (1) estimations of the fair market value of the assets and (2) estimations of future cash flows expected to be generated by these assets, which are based on additional assumptions such as asset utilization, length of service the asset will be used in the Company's operations and estimated salvage values.

As further described below under "Goodwill Impairment", the Company determined potential indicators of impairment existed during the fourth quarter of fiscal 2025, indicating the carrying amount of its single asset group may not be recoverable. As the carrying value of the asset group did not exceed the estimated undiscounted future cash flows, the asset group was deemed recoverable, and no impairment charges were recognized.

Goodwill and Intangible Assets

The Company recognizes assets acquired and liabilities assumed in business combinations at their respective fair values at the date of acquisition, with any excess purchase price recognized as goodwill. Valuation of intangible assets entails significant estimates and assumptions including, but not limited to, an estimate of future cash flows from product revenue, the use of appropriate discount rates, the continuation of customer relationships and the renewal of customer contracts, and the assessment of appropriate useful lives of intangible assets acquired.

Goodwill

The Company recognizes goodwill as an asset representing the future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recognized. The Company tests goodwill for impairment at least annually as of the first day of its fiscal fourth quarter, or when indications of potential impairment exist. The Company monitors for the existence of potential impairment indicators throughout the fiscal year.

The Company conducts impairment testing for goodwill at the reporting unit level. Reporting units may be operating segments as a whole, or an operation one level below an operating segment, referred to as a component. The Company has determined that it has one reporting unit.

The Company may initiate goodwill impairment testing by considering qualitative factors to determine whether it is more likely than not that a reporting unit's carrying value is greater than its fair value. Such factors may include the following, among others: a significant decline in the reporting unit's expected future cash flows; a sustained, significant decline in the Company's stock price and market capitalization; a significant adverse change in legal factors or in the business climate, such as unanticipated competition or slower growth rates; as well as changes in management, key personnel, strategy and customers. If the Company's qualitative assessment indicates it is more likely than not that the estimated fair value of a reporting unit exceeds its carrying value, no further analysis is required and goodwill is not impaired. Otherwise, the Company performs a quantitative goodwill impairment test to determine if goodwill is impaired. The quantitative test compares the fair value of a reporting unit with its carrying amount, including goodwill.

If the fair value of the reporting unit exceeds the carrying value of the net assets associated with the reporting unit, goodwill is not considered impaired. If the carrying value of the net assets associated with the reporting unit exceeds the fair value of the reporting unit, the Company recognizes an impairment loss in an amount equal to the excess, not to exceed the carrying value of the reporting unit's goodwill. Once an impairment loss is recognized, the adjusted carrying value of the goodwill becomes the new accounting basis of the goodwill for the reporting unit. As of the first day of its fourth quarter of fiscal 2025, the Company performed a qualitative impairment test on the goodwill balance and concluded there was no impairment.

2025 Goodwill Impairment

Subsequent to the completion of the annual goodwill impairment test, the Company determined potential indicators of impairment existed, due to the announcement of the Restructuring Support Agreement, declines in market capitalization, and ongoing macroeconomic challenges. As part of the interim assessment completed in the fourth quarter of fiscal 2025, the Company determined a market approach based on overall business enterprise value (determined by the fair of equity plus the fair value of debt) was a more appropriate method of estimating the reporting unit's fair value, given the negative carrying value of the Company's equity and the sustained decrease in the Company's market capitalization and observable market prices for the Company's long-term debt obligations, where available.

Under the market approach, the fair value of the reporting unit was calculated based on the implied equity value of the reporting unit (which included consideration of whether a reasonable range of control premiums would impact the measurement of any goodwill impairment loss, if applicable) plus the estimated fair value of the interest-bearing debt (based on market prices for its debt, where available, and/or observable inputs for certain debt instruments where market prices were not available). The indicated carrying value of the reporting unit, represented by the negative equity of the reporting unit adjusted for the book value of interest-bearing debt was compared to the calculated fair value of the reporting unit.

As a result of this analysis, the Company determined that goodwill for its single reporting unit was fully impaired, resulting in a $359.2 million impairment charge presented in "Goodwill impairment". A reconciliation of the beginning and ending carrying amounts of goodwill is as follows:

	Amount (In millions)
Balance as of June 30, 2024 and June 25, 2023	$359.2
Goodwill impairment	($359.2)
Balance as of June 29, 2025	$—

Finite-Lived Intangible Assets

U.S. GAAP requires that intangible assets, other than goodwill and indefinite-lived intangibles, must be amortized over their useful lives. The Company is currently amortizing its acquired intangible assets with finite lives over periods up to 10 years.

Patent rights reflect costs incurred by the Company in applying for and maintaining patents owned by the Company and costs incurred in purchasing patents and related rights from third parties. Licensing rights reflect costs incurred by the Company in acquiring licenses under patents owned by others. The Company amortizes both on a straight-line basis over the expected useful life of the associated patent rights, which is generally the lesser of 20 years from the date of the patent application or the license period. Royalties payable under licenses for patents owned by others are generally expensed as incurred. The Company reviews its capitalized patent portfolio and recognizes impairment charges when circumstances warrant, such as when patents have been abandoned or are no longer being pursued.

Other Assets

Other assets consisted of the following:

(in millions of U.S. Dollars)	June 29, 2025	June 30, 2024
Right-of-use assets	123.1	99.2
Long-term advances to suppliers	69.8	50.1
Long-term deposits	24.3	31.9
Cloud computing assets, net	10.4	13.5
Other	36.2	30.4
Other assets	$263.8	$225.1

Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consisted of the following:

(in millions of U.S. Dollars)	June 29, 2025	June 30, 2024
Accounts payable, trade	$30.6	$53.0
Accrued salaries and wages	79.2	64.2
Accrued property and equipment	124.7	366.0
Accrued expenses	45.7	40.4
Accounts payable and accrued expenses	$280.2	$523.6

Other Current Liabilities

Other current liabilities consisted of the following:

(in millions of U.S. Dollars)	June 29, 2025	June 30, 2024
Accrued interest	$90.7	$7.3
RF business divestiture liabilities[1]	76.9	47.0
Other	52.9	23.6
Other current liabilities	$220.5	$77.9

(1) Refer to Note 3, "Discontinued Operations," to the consolidated financial statements included herein for additional information.

Contingent Liabilities

The Company recognizes contingent liabilities when it is probable that an asset has been impaired or a liability has been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. Disclosure in the notes to the financial statements is required for loss contingencies that do not meet both these conditions if there is a reasonable possibility that a loss may have been incurred. See Note 14, "Commitments and Contingencies," for a discussion of loss contingencies in connection with pending and threatened litigation. The costs of defending legal claims against the Company are expensed as incurred.

Revenue Recognition

Revenue is recognized when control of a good or service promised in a contract (i.e., performance obligation) is transferred to a customer. Control is obtained when a customer has the ability to direct the use of and obtain substantially all of the remaining benefits from that good or service. Substantially all of the Company's revenue is derived from product sales. Revenue is recognized at a point in time based on the Company's evaluation of when the customer obtains control of the products, and all performance obligations under the terms of the contract are satisfied. Sales of products typically do not include more than one performance obligation.

A portion of the Company's products are sold through distributors. Distributors stock inventory and sell the Company's products to their own customer base, which may include: value added resellers; manufacturers who incorporate the Company's products into their own manufactured goods; or ultimate end users of the Company's products. The Company recognizes revenue upon shipment of its products to its distributors.

Master supply or distributor agreements are in place with some of the Company's customers and contain terms and conditions including, but not limited to, payment, delivery, incentives and warranty. These agreements sometimes require minimum purchase commitments and/or involve potential penalties to the Company if a defined supply schedule is not met. If a master supply, distributor or other similar agreement is not in place with a customer, the Company considers a purchase order, which is governed by the Company's standard terms and conditions, to be the contract governing the relationship with that customer.

Pricing terms are negotiated independently on a stand-alone basis. Revenue is measured based on the amount of net consideration to which the Company expects to be entitled to receive in exchange for products or services. Variable consideration is recognized as a reduction of net revenue with a corresponding reserve at the time of revenue recognition, and consists primarily of sales incentives, volume discounts, price concessions and return allowances. Variable consideration is estimated based on contractual terms, historical analysis of customer purchase volumes, or historical analysis using specific data for the type of consideration being assessed.

Some of the Company's distributors are provided limited rights that allow them to return a portion of inventory (product exchange rights or stock rotation rights) and receive credits for changes in selling prices (price protection rights) or customer pricing arrangements under the Company's "ship and debit" program or other targeted sales incentives. These estimates are calculated based upon historical experience, product shipment analysis, current economic conditions, on-hand inventory at the distributor, and customer contractual arrangements. The Company believes that it can reasonably and reliably estimate the allowance for distributor credits at the time of sale. Accordingly, estimates for these rights are recognized at the time of sale as a distributor reserve and a reduction of product revenue.

Under the ship and debit program, products are sold to distributors at negotiated prices and the distributors are required to pay for the products purchased within the Company's standard commercial terms. Subsequent to the initial product purchase, a distributor may request a price allowance for a particular part number(s) for certain target customers, prior to the distributor reselling the particular part to that customer. If the Company approves an allowance and the distributor resells the product to the target customer, the Company credits the distributor according to the allowance the Company approved. These credits are applied against the reserve that the Company establishes upon initial shipment of product to the distributor.

From time to time, the Company may enter into licensing arrangements related to its intellectual property. Revenue from licensing arrangements is recognized when earned and estimable. The timing of revenue recognition is dependent on the terms of each license agreement. Generally, the Company will recognize non-refundable upfront licensing fees related to patent licenses immediately upon receipt of the funds if the Company has no significant future obligations to perform under the arrangement. However, the Company will defer recognition for licensing fees when the Company has significant future performance requirements, the fee is not fixed (such as royalties earned as a percentage of future revenue), or the fees are otherwise contingent.

Leases

At lease inception, the Company determines an arrangement is a lease if the contract involves the use of a distinct identified asset, the lessor does not have substantive substitution rights, and the lessee obtains control of the asset throughout the period by obtaining substantially all of the economic benefit of the asset and the right to direct the use of the asset. Depending on the terms, leases are classified as either operating or finance leases, if the Company is the lessee, or as operating, sales-type or direct financing leases, if the Company is the lessor. The Company does not have any sales-type or direct financing leases. Lease agreements frequently include other services such as maintenance, electricity, security, janitorial and reception services. The Company accounts for the lease and non-lease components in its arrangements as a single lease component.

Accounting for Leases as a Lessee

Right-of-use ("ROU") assets represent the Company's right to use an underlying asset during the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. Assets and liabilities are recognized based on the present value of lease payments over the lease term. Most leases include one or more options to renew, with renewal terms that can extend the lease term from one to five years or more. The exercise of the renewal option is at the Company's sole discretion and the Company considers these options in determining the lease term used to establish its ROU assets and lease liabilities. The Company remeasures its lease liability and adjusts the related ROU asset upon the occurrence of the following: lease modifications not accounted for as a separate contract; a triggering event that changes the certainty of the lessee exercising an option to renew or terminate the lease, or purchase the underlying asset; a change to the amount probable of being owed by the Company under a residual value guarantee; or the resolution of a contingency upon which the variable lease payments are based such that those payments become fixed.

Because most of the Company's leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at the lease commencement date in determining the present value of lease payments. The Company uses the implicit rate when readily determinable. Operating lease expense is generally recognized on a straight-line basis over the lease term. Finance lease assets are generally amortized over the term of the lease. If the finance lease transfers ownership of the underlying asset to the Company, or the Company is reasonably certain it will exercise an option to purchase the underlying asset, the finance lease assets are amortized on a straight-line basis over the useful life of the asset. Interest expense on the finance lease liability is recognized using the effective interest rate method and is presented within interest expense on the Company's consolidated statements of operations.

Operating leases with a lease term of 12 months or less are not recorded on the balance sheet. The Company recognizes lease expense for these leases on a straight-line basis over the lease term. Variable lease payment amounts that cannot be determined at the commencement of the lease, such as increases in lease payments based on changes in index rates, are not included in the ROU assets or liabilities. These variable lease payments are expensed as incurred.

Accounting for Leases as a Lessor

Lease income is recognized on a straight-line basis over the lease term. Variable lease payments, if any, are recognized as income in the period received. The underlying asset in an operating lease is carried at depreciated cost and is included in property and equipment, net.

Gain on Sale of Disposal of Property

During fiscal 2025, the Company recognized a gain of $20.0 million primarily from the sale of two properties including buildings, building improvements and land of a 283,000 square foot idle property located in Farmer's Branch, Texas and the Company's 179,000 square foot property located in Research Triangle Park, North Carolina. Please refer to Note 3 - "Discontinued Operations" for more information regarding the sale of the RTP Fab (as defined below).

Restructuring and Other Expenses

The following table summarizes the components of Restructuring and other operating expenses:

	Fiscal Years Ended		
(in millions of U.S. Dollars)	**June 29, 2025**	**June 30, 2024**	**June 25, 2023**
Pre-petition charges	$ 55.8	$ —	$ —
Impairment losses on abandoned property and equipment	176.5	1.2	2.0
Legal settlements	17.0	—	—
Restructuring and other exit costs	134.9	—	—
Project, transformation and transaction costs	29.5	18.3	7.4
Executive severance costs	1.4	—	3.4
Other	2.5	1.1	1.7
Restructuring and other expenses	$417.6	$20.6	$14.5

Pre-Petition Charges

Pre-petition charges recognized during fiscal 2025 consist primarily of professional fees related to, but incurred prior to, the filing of the Chapter 11 Cases.

Non-Operating Income, net

The following table summarizes the components of non-operating income, net:

	Fiscal Years Ended		
(in millions of U.S. Dollars)	**June 29, 2025**	**June 30, 2024**	**June 25, 2023**
Interest income	($67.6)	($135.0)	($58.2)
Loss (gain) on legal proceedings [(1)]	—	—	(50.3)
Unrealized gain on equity investment	(22.6)	(18.5)	—
Loss on customs matter[(2)]	—	7.7	—
Loss on Wafer Supply Agreement	9.2	25.3	13.6
Write-off of deferred financing costs	54.7	—	—
Other expense, net	0.8	1.4	0.3
Non-operating income, net	($25.5)	($119.1)	($94.6)

[1] In fiscal 2023, the Company received an arbitration award in relation to a former customer failing to fulfill contractual obligations to purchase a certain amount of product over a period of time. The arbitration award is recognized as non-operating income, net of legal fees incurred.

[2] In fiscal 2024, the Company recognized customs duties totaling approximately $7.7 million for alleged undervaluation of duties related to transactions by the Company's former Lighting Products business unit from 2012 to 2017.

Advertising

The Company expenses the costs of producing advertisements at the time production occurs and expenses the cost of communicating the advertising in the period in which the advertising is used. Advertising costs are included in sales, general and administrative expenses in the consolidated statements of operations and amounted to approximately $11.6 million, $13.8 million, and $11.5 million for the years ended June 29, 2025, June 30, 2024 and June 25, 2023, respectively.

Retirement Savings Plan

The Company sponsors one employee benefit plan (the "401(k) Plan") pursuant to Section 401(k) of the Internal Revenue Code. All United States employees are eligible to participate under the 401(k) Plan on the first day of a new fiscal month after the date of hire. Under the 401(k) Plan, there is no fixed dollar amount of retirement benefits; rather, the Company matches a defined percentage of employee deferrals, and employees vest in these matching funds over time. Employees choose their investment elections from a list of available investment options. During the fiscal years ended June 29, 2025, June 30, 2024 and June 25, 2023, the Company contributed approximately $12.1 million, $13.3 million and $10.5 million to the 401(k) Plan, respectively. The Pension Benefit Guaranty Corporation does not insure the 401(k) Plan.

Research and Development

Research and development expenses consist primarily of employee salaries and related compensation costs, occupancy costs, consulting costs and the cost of development equipment and supplies. Research and development activities are expensed when incurred.

Earnings (Loss) Per Share

Basic earnings (loss) per share is computed by dividing net income (loss) by the weighted average shares of common stock outstanding. Diluted earnings per share is determined in the same manner as basic earnings per share except that the number of shares is increased to assume exercise of potentially dilutive stock options, nonvested restricted stock, contingently issuable shares using the treasury stock method and the potential issuance of shares in connection with the Company's convertible notes using the if-converted method, unless the effect of such increases would be anti-dilutive.

Stock-Based Compensation

The Company accounts for its employee stock-based compensation plans using the fair value method. The fair value method requires the Company to estimate the grant-date fair value of its stock-based awards and amortize this fair value to compensation expense over the requisite service period or vesting term.

The Company's stock-based awards can be either service-based or performance-based. Performance-based conditions may be tied to future financial and/or operating performance of the Company, external based market metrics or internal performance metrics.

For service-based restricted stock units ("RSUs") and performance-based RSUs with internal metrics, the grant-date fair value is based upon the market price of the Company's common stock on the date of the grant. For performance-based RSUs, the Company reassesses the probability of the achievement of the performance condition at each reporting period and adjusts the compensation expense for subsequent changes in the estimate or actual outcome. This fair value is then amortized to compensation expense over the requisite service period or vesting term.

For performance-based awards with market conditions, the Company estimates the grant date fair value using the Monte Carlo valuation model and expenses the awards over the vesting period regardless of whether the market condition is ultimately satisfied.

The Company uses the Black-Scholes option-pricing model to estimate the fair value of the Company's Employee Stock Purchase Plan ("ESPP") awards. The determination of the fair value of stock-based payment awards on the date of grant using an option-pricing model is affected by the Company's stock price as well as assumptions regarding a number of complex and subjective variables. These variables include the expected stock price volatility over the term of the awards, the risk-free interest rate and expected dividends. Due to the inherent limitations of option-valuation models, future events that are unpredictable and the estimation process utilized in determining the valuation of the stock-based awards, the ultimate value realized by award holders may vary significantly from the amounts expensed in the Company's financial statements. In April 2025, the Compensation Committee approved the termination of the ESPP, which was effective immediately.

Stock-based compensation expense is recognized net of estimated forfeitures such that expense is recognized only for those stock-based awards that are expected to vest. A forfeiture rate is estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from initial estimates.

See Note 12, "Stock-Based Compensation," for more information about the Company's stock-based compensation plans.

Taxes

The Company uses the asset and liability method to account for income taxes. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets are recognized for deductible temporary differences, along with net operating loss carryforwards and credit carryforwards, if it is more likely than not that the tax benefits will be realized. To the extent a deferred tax asset cannot be recognized under the preceding criteria, valuation allowances are established. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The transactions contemplated by the Chapter 11 Cases are expected to limit the Company's ability to utilize net operating loss carryforwards that have been generated before the Plan Effective Date.

Taxes payable, which are not based on income, are accrued ratably over the period to which they apply. For example, payroll taxes are accrued each period end based upon the amount of payroll taxes that are owed as of that date; whereas taxes such as property taxes and franchise taxes are accrued over the fiscal year to which they apply if paid at the end of a period, or they are amortized ratably over the fiscal year if they are paid in advance.

Foreign Currency Translation

All of the Company's operations have a U.S. Dollar functional currency and therefore no foreign currency translation adjustments are recognized in other comprehensive loss in the consolidated statements of comprehensive loss. The Company and its subsidiaries transact business in currencies other than the U.S. Dollar and as such, the Company experiences varying amounts of foreign currency exchange gains and losses.

Accumulated Other Comprehensive Loss net of taxes

Accumulated other comprehensive loss, net of taxes, consisted of $3.8 million and $11.6 million of net unrealized losses on available-for-sale securities as of June 29, 2025 and June 30, 2024, respectively. Amounts for both periods include a $2.4 million loss related to tax on unrealized loss on available-for-sale securities.

Supplemental Cash Flow Information

Cash paid for interest, net of capitalized interest, was $130.3 million, $213.5 million, and $28.7 million for the fiscal years ended June 29, 2025, June 30, 2024 and June 25, 2023, respectively.

Cash (received) paid for taxes, net of refunds received, was $0.8 million, $9.8 million and $2.9 million for the fiscal years ended June 29, 2025, June 30, 2024 and June 25, 2023, respectively.

Statements of Cash Flows - non-cash activities

	Fiscal Years Ended		
	June 29, 2025	June 30, 2024	June 25, 2023
Lease asset and liability additions	$35.2	$5.6	$63.8
Lease asset and liability modifications, net	3.2	4.4	0.4
Lease impairment	(4.8)	—	—
Receivables for property, plant and equipment related insurance proceeds	—	2.2	—
Proceeds from sale of business received in common stock	—	60.8	—
Decrease in property, plant and equipment from investment tax credit receivables	303.3	474.4	167.4
Receivable in connection with short-term investment maturities	—	25.0	—
Decrease in property, plant and equipment from long-term incentive related receivables	—	114.3	114.0
Accrued property and equipment as of the fiscal year end date	124.7	366.0	328.4

Recently Adopted Accounting Pronouncements

In December 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-07, Segment Reporting (Topic 280): Improvements to Segment Reporting Disclosures, to update reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses and information used to assess segment performance. In addition, this amendment will require annual disclosures to be provided on an interim basis. These disclosures are also required for entities with a single reportable segment. The amendments require retrospective application to all periods presented. The amendments are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. We adopted the new standard for the fiscal year ended June 29, 2025.

Recently Issued Accounting Pronouncements Pending Adoption

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Tax Disclosures, which requires disaggregated information about an entity's income tax rate reconciliation as well as information regarding cash taxes paid both in the United States and foreign jurisdictions. The amendments should be applied prospectively, with retrospective application permitted. The amendments are effective for annual periods beginning after December 15, 2024 with early adoption permitted. The Company is currently evaluating the impacts of adopting this guidance on its financial statement disclosures.

In November 2024, the FASB issued ASU 2024-03, Income Statement (Topic 220): Disaggregation of Income Statement Expenses, to require additional disclosures of certain amounts included in the expense captions presented on the Statement of Operations as well as disclosures about selling expenses. In January 2025, the FASB issued ASU 2025-01 to clarify the effective date of ASU 2024-03. The ASU is effective on a prospective basis, with the option for retrospective application, for annual periods beginning after December 15, 2026 and interim reporting periods beginning after December 15, 2027, and early adoption is permitted. The Company is currently evaluating the impacts of adopting this guidance on its financial statement disclosures.

Note 3 – Discontinued Operations

RF Business Divestiture

On December 2, 2023 (the RF Closing), the Company completed the sale of its RF product line (the "RF Business") to MACOM Technology Solutions Holdings, Inc. ("MACOM") pursuant to the terms of the Asset Purchase Agreement (the RF Purchase Agreement) dated August 22, 2023. Pursuant to the RF Purchase Agreement, the Company received approximately $75 million in cash and 711,528 shares of MACOM common stock (the "MACOM Shares").

In connection with the divestiture of the RF Business (the "RF Business Divestiture"), MACOM assumed operational control of the Company's 100mm GaN wafer fabrication facility in Research Triangle Park, North Carolina (the "RTP Fab") following the end of fiscal 2025. The transfer of control of the RTP Fab (the "RTP Fab Transfer") was originally delayed to a future date to accommodate the Company's relocation of certain production equipment currently located in the RTP Fab to its fabrication facility in Durham, North Carolina. Prior to the RTP Fab Transfer, the MACOM Shares were subject to restrictions on transfer and a risk of forfeiture of one-quarter of the MACOM Shares if the RTP Fab Transfer did not occur by the fourth anniversary of the RF Closing. Please refer to Note 17 - "Subsequent Events" for more information on the RTP Fab Transfer.

The Company and MACOM also entered into certain ancillary and related agreements, including (i) an Intellectual Property Assignment and License Agreement, which assigned to MACOM certain intellectual property owned by the Company and its affiliates and licensed to MACOM certain additional intellectual property owned by the Company, (ii) a Transition Services Agreement, pursuant to which the Company provides MACOM certain limited transition services following the RF Closing, (iii) a Master Supply Agreement, pursuant to which the Company continued to operate the RTP Fab and supply MACOM with Epi wafers and fabrication services (the "RF Master Supply Agreement") through the date the RTP Fab Transfer is completed (the "RTP Fab Transfer Date"), (iv) a Long-Term Epi Supply Agreement (the "Long-Term Epi Supply Agreement"), pursuant to which MACOM will purchase Epi wafers from the Company from the RTP Fab Transfer Date until the fifth anniversary of the RTP Fab Transfer Date, and (v) an Epi Research and Development Agreement, pursuant to which the Company will provide MACOM certain research and development activities and other technical manufacturing support services related to the RF Business during the period between the RF Closing and expiration of the Long-Term Epi Supply Agreement. In connection with the sale of the property and building of the RTP Fab, an affiliate of MACOM entered into a Lease Agreement with the purchaser of the RTP Fab property and the Company entered into a Sublease Agreement, with the MACOM lessee, under which the Company leased the premises of the RTP Fab until the RTP Fab Transfer Date (except for the portion covered by the real estate license agreement entered into in connection with the RF Business Divestiture, which MACOM retained).

Because the RF Business Divestiture represented a strategic shift that had and will continue to have a major effect on the Company's operations and financial results, the Company classified the results of the RF Business as discontinued operations in the Company's consolidated statements of operations for fiscal 2024 and 2023. The Company ceased recording depreciation and amortization of long-lived assets that conveyed in the RF Purchase Agreement upon classification as discontinued operations in August 2023.

The following table presents the financial results of the RF Business as loss from discontinued operations, net of income taxes in the Company's consolidated statements of operations:

	Fiscal Year Ended	
(in millions of U.S. Dollars)	June 30, 2024	June 25, 2023
Revenue, net	$59.6	$163.4
Cost of revenue, net	68.7	126.8
Gross (loss) profit	(9.1)	36.6
Operating expenses:		
Research and development	30.5	59.7
Sales, general and administrative	13.9	21.0
Amortization of intangibles	1.5	9.2
Loss on disposal of assets	0.3	—
Other operating expense	24.3	15.5
Operating loss	(79.6)	(68.8)
Non-operating expense	—	(0.1)
Loss before income taxes and loss on sale	(79.6)	(68.7)
Loss on sale	204.0	—
Loss before income taxes	(283.6)	(68.7)
Income tax expense	7.0	0.7
Net loss	($290.6)	($69.4)

During fiscal 2024, the Company recorded a total loss on sale of $204.0 million, which was net against the impairments and excess loss liability on assets held for sale. The total cost of selling the RF Business was $25.4 million, of which $12.2 million was recognized in fiscal 2024.

At the inception of the RF Master Supply Agreement, the Company recorded a supply agreement liability of $95.0 million, of which $25.4 million and $67.0 million was outstanding as of June 29, 2025 and June 30, 2024, respectively. The supply agreement liability is recognized in other current liabilities on the consolidated balance sheet as of June 29, 2025 and in other current liabilities and other long-term liabilities on the consolidated balance sheet as of June 30,2024. A receivable of $5.3 million and $4.6 million in connection with the RF Master Supply Agreement is included in other current assets on the consolidated balance sheet as of June 29, 2025 and June 30, 2024, respectively.

Additionally, the Company recorded a supply agreement liability of $58.0 million for the Long-Term Epi Supply Agreement, which is recognized in other current liabilities and other long-term liabilities on the consolidated balance sheet as of June 29, 2025 and in other long-term liabilities on the consolidated balance sheet as of June 30, 2024. The Company recorded a liability of $38.0 million for the future transfer of assets in connection with the RTP Fab Transfer, which is recognized in other current liabilities on the consolidated balance sheet as of June 29, 2025 and in other long-term liabilities on the consolidated balance sheet as of June 30, 2024.

LED Business Divestiture

On March 1, 2021, the Company completed the sale of certain assets and subsidiaries comprising its former LED Products segment to SMART Global Holdings, Inc. ("SGH") and its wholly owned subsidiary CreeLED, Inc. ("CreeLED", and collectively with SGH, "SMART") (the "LED Business Divestiture") pursuant to the terms of the Asset Purchase Agreement (the "LED Purchase Agreement"), dated October 18, 2020, as amended.

In connection with the closing of the LED Business Divestiture, the Company and CreeLED also entered into certain ancillary and related agreements, including a Wafer Supply and Fabrication Services Agreement (the "Wafer Supply Agreement"), pursuant to which the Company supplied CreeLED with certain silicon carbide materials and fabrication services. The Company terminated the Wafer Supply Agreement effective as of September 30, 2024.

In the fourth quarter of fiscal 2022, the Company received an unsecured promissory note from CreeLED as additional consideration to satisfy the earnout obligations pursuant to the LED Purchase Agreement (the "Earnout Note") with a principal amount of $101.8 million. As a result, the Company recorded a net gain of $94.2 million within discontinued operations, net in the consolidated statements of operations for fiscal year ended June 26, 2022. The gain recorded is net of $3.9 million in taxes and $1.2 million in transaction fees. Additionally, the amount is less a previously recorded gain of $2.5 million, which was recorded in fiscal 2021 as part of the total loss on sale to account for the minimum amount of the Earnout Note. In the first quarter of fiscal 2023, the Company received an early payment for the Earnout Note for the full principal amount of $101.8 million and the Company agreed to forgo payment by CreeLED of the outstanding accrued interest as of the payment date.

For the fiscal year ended June 25, 2023, the Company recognized $2.4 million in administrative fees related to the real estate license agreement entered into in connection with the LED Business Divestiture (the "LED RELA"). Fees related to the LED RELA were recorded as lease income. See Note 5, "Leases" below for additional information.

For the fiscal year ended June 25, 2023, the Company recognized $6.0 million in administrative fees related to the transition services agreement entered into in connection with the LED Business Divestiture (the "LED TSA"). Fees related to the LED TSA were recorded as a reduction in expense within the line item in the consolidated statements of operations in which costs were incurred.

At the inception of the Wafer Supply Agreement, the Company recorded a supply agreement liability of $31.0 million, none of which was outstanding as of June 29, 2025 and June 30, 2024.

The Company recognized a net loss of $9.2 million, $25.3 million and $13.6 million in non-operating income, net for the fiscal years ended June 29, 2025, June 30, 2024 and June 25, 2023, respectively, related to the Wafer Supply Agreement. There was no receivable included in the consolidated balance sheets as of June 29, 2025. A receivable of $0.6 million was included in other assets in the consolidated balance sheets as of June 30, 2024. In the fourth quarter of fiscal 2024, the Company entered into an amendment to the Wafer Supply Agreement to terminate the agreement as of September 30, 2024.

Note 4 – Revenue Recognition

Contract liabilities and distributor-related reserves were $65.6 million and $88.0 million as of June 29, 2025 and June 30, 2024, respectively. The decrease was primarily due to a decrease in customer reserve deposits and ship and debit reserves. Contract liabilities and distributor-related reserves are recorded within contract liabilities and distributor-related reserves and other long-term liabilities on the consolidated balance sheets.

Practical Expedients and Exemptions

The Company does not disclose the value of unsatisfied performance obligations for contracts with an original expected length of one year or less.

Incidental contract costs that are not material in context of the delivery of products are expensed as incurred. Sales commissions are expensed when the amortization period is less than one year. Contract assets, such as costs to obtain or fulfill contracts, are an insignificant component of the Company's revenue recognition process. The majority of the Company's fulfillment costs as a manufacturer consist of inventory, fixed assets, and intangible assets, all of which are accounted for under the respective guidance for those asset types.

The Company's accounts receivable balance represents the Company's unconditional right to receive consideration from its customers with contracts. Payments are typically due within 30 days of the completion of the performance obligation and invoicing and therefore do not contain significant financing components.

Sales tax, value-added tax, and other taxes the Company collects concurrent with revenue-producing activities are excluded from revenue, and shipping and handling costs are treated as fulfillment activities and are included in cost of revenue in the Company's consolidated statements of operations.

For the fiscal year ended June 29, 2025, the Company recognized $1.2 million in revenue from our contract liability balances and for the fiscal year ended June 30, 2024, the Company did not recognize any material revenue from contract liability balances.

Product Line Revenue

The Company sells products from within two product lines: Power Products and Materials Products. Revenue from these two product lines is as follows:

	Fiscal Years Ended		
(in millions of U.S. Dollars)	June 29, 2025	June 30, 2024	June 25, 2023
Power Products	$414.0	$415.6	$409.2
Materials Products	343.6	391.6	349.3
Total	$757.6	$807.2	$758.5

Geographic Information

The Company conducts business in several geographic areas. Revenue is attributed to a particular geographic region based on the shipping address for the products. Disaggregated revenue from external customers by geographic area is as follows:

	For the Years Ended					
	June 29, 2025		June 30, 2024		June 25, 2023	
(in millions of U.S. Dollars)	Revenue	%	Revenue	%	Revenue	%
Europe	$151.3	20.0 %	$295.2	36.6 %	$271.9	35.8 %
United States	135.5	17.9 %	115.0	14.2 %	137.0	18.1 %
Asia Pacific[1]	104.2	13.8 %	72.6	9.0 %	48.2	6.4 %
Singapore	104.1	13.7 %	101.6	12.6 %	81.7	10.7 %
Hong Kong	99.0	13.1 %	116.4	14.4 %	159.1	21.0 %
Japan	91.1	12.0 %	63.2	7.8 %	34.3	4.5 %
China	70.2	9.3 %	41.5	5.1 %	23.3	3.1 %
Other	2.2	0.3 %	1.7	0.3 %	3.0	0.4 %
Total	$757.6		$807.2		$758.5	

(1) Excluding China, Hong Kong, Japan and Singapore.

Note 5 – Leases

The Company primarily leases manufacturing and office spaces and bulk gas equipment. Lease agreements frequently include renewal provisions and require the Company to pay real estate taxes, insurance and maintenance costs. Variable costs include lease payments that are volume or usage-driven in accordance with the use of the underlying asset, as well as non-lease components incurred with respect to actual terms rather than contractually fixed amounts. For details on the Company's lease policies, see the significant accounting policy disclosures in Note 2, "Basis of Presentation and Summary of Significant Accounting Policies."

The Company's finance lease obligations primarily relate to contract manufacturing space in Malaysia and a 49-year ground lease on the Company's silicon carbide device fabrication facility in New York.

Balance Sheet

Lease assets and liabilities and the corresponding balance sheet classifications are as follows (in millions of U.S. Dollars):

Operating Leases:	**June 29, 2025**	**June 30, 2024**
Right-of-use assets [1]	$123.1	$99.2
Current lease liability [2]	9.9	6.9
Non-current lease liability [3]	139.5	114.0
Total operating lease liabilities	$149.4	$120.9
Finance Leases:		
Finance lease assets [4]	$8.3	$9.1
Current portion of finance lease liabilities	0.5	0.5
Finance lease liabilities, less current portion	8.4	8.9
Total finance lease liabilities	$8.9	$9.4

[1] Within other assets on the consolidated balance sheets.
[2] Within other current liabilities on the consolidated balance sheets.
[3] Within other long-term liabilities on the consolidated balance sheets.
[4] Within property and equipment, net on the consolidated balance sheets.

Statement of Operations

	Fiscal Years Ended		
(in millions of U.S. Dollars)	**June 29, 2025**	**June 30, 2024**	**June 25, 2023**
Operating lease expense	$16.7	$13.9	$9.3
Finance lease amortization	0.8	0.8	0.8

Interest expense for finance leases was immaterial for all periods presented.

Cash Flows

Cash flow information consisted of the following [1]:

	Fiscal Years Ended		
(in millions of U.S. Dollars)	**June 29, 2025**	**June 30, 2024**	**June 25, 2023**
Cash (used in) provided by operating activities:			
Cash paid for operating leases	($15.5)	($12.6)	($5.1)
Cash received for tenant allowance on operating leases	1.8	0.4	17.8
Cash paid for interest portion of financing leases	(0.2)	(0.3)	(0.3)
Cash used in financing activities:			
Cash paid for principal portion of finance leases	(0.5)	(0.4)	(0.5)

[1] See "Statements of Cash Flows - non-cash activities" in Note 2, "Basis of Presentation and Summary of Significant Accounting Policies," for non-cash activities related to leases.

Lease Liability Maturities

Maturities of operating and finance lease liabilities as of June 29, 2025 were as follows (in millions of U.S. Dollars):

Fiscal Year Ending	Operating Leases	Finance Leases	Total
June 28, 2026	$16.5	$0.8	$17.3
June 27, 2027	16.4	0.5	16.9
June 25, 2028	16.2	0.2	16.4
June 24, 2029	16.3	0.2	16.5
June 30, 2030	15.8	0.2	16.0
Thereafter	118.5	13.6	132.1
Total lease payments	199.7	15.5	215.2
Future tenant improvement allowances	—	—	—
Imputed lease interest	(50.3)	(6.6)	(56.9)
Total lease liabilities	$149.4	$8.9	$158.3

Supplemental Disclosures

	Operating Leases	Finance Leases
Weighted average remaining lease term (in months) [1]	151	484
Weighted average discount rate [2]	4.67 %	2.65 %

[1] Weighted average remaining lease term of finance leases without the 49-year ground lease is 17 months.
[2] Weighted average discount rate of finance leases without the 49-year ground lease is 3.87%.

As of June 29, 2025, the Company has entered into an agreement containing operating leases for bulk gas equipment. This arrangement contains approximately $35.0 million of additional ROU liability obligations that have not yet commenced. The Company expects these operating leases will commence in future periods with initial lease terms of 15 years.

Lease Income

On March 1, 2021 and in connection with the LED Business Divestiture, the Company entered into the LED RELA pursuant to which the Company leased to CreeLED approximately 58,000 square feet of the Company's property and certain facilities in Durham, North Carolina for a total of $3.6 million per year. The lease term was 24 months and expired on February 26, 2023.

In addition, the Company leases space to a third party at one of its owned facilities.

The Company recognized lease income of $0.7 million, $1.0 million and $2.5 million for the fiscal years ended June 29, 2025, June 30, 2024 and June 25, 2023, respectively.

The Company did not recognize any variable lease income for the fiscal years ended June 29, 2025, June 30, 2024 and June 25, 2023.

Lease Impairment

For the fiscal year ended June 29, 2025, the Company recorded $4.8 million of non-cash impairment charges for the abandonment of ROU assets as a result of the ongoing factory consolidation and optimization initiatives. The impairment of the ROU assets is included in "restructuring and other expenses" within the accompanying consolidated statement of operations. Refer to Note 16 - "Restructuring" for additional details.

Note 6 – Investments

Investments consist of municipal bonds, corporate bonds, U.S. agency securities, commercial paper and certificates of deposit. All short-term investments are classified as available-for-sale. Other long-term investments consist of the MACOM Shares.

Short-term investments as of June 29, 2025 consist of the following:

	June 29, 2025				
(in millions of U.S. Dollars)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Credit Loss Allowance	Estimated Fair Value
Corporate bonds	$196.8	$0.3	($1.5)	$—	$195.6
U.S. treasury securities	192.0	0.1	—	—	192.1
Municipal bonds	79.5	0.2	(0.5)	—	79.2
Certificates of deposit	5.0	—	—	—	5.0
Commercial paper	16.3	—	—	—	16.3
Total short-term investments	$489.6	$0.6	($2.0)	$—	$488.2

The following table presents the gross unrealized losses and estimated fair value of the Company's short-term investments, aggregated by investment type and the length of time that individual securities have been in a continuous unrealized loss position:

| | June 29, 2025 | | | | | |
| | Less than 12 Months | | Greater than 12 Months | | Total | |
(in millions of U.S. Dollars)	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
Corporate bonds	$28.7	$—	$65.2	($1.5)	$93.9	($1.5)
U.S. treasury securities	90.6	—	—	—	90.6	—
Municipal bonds	6.2	—	41.3	(0.5)	47.5	(0.5)
Total	$125.5	$—	$106.5	($2.0)	$232.0	($2.0)
Number of securities with an unrealized loss		54		25		79

Short-term investments as of June 30, 2024 consist of the following:

| | June 30, 2024 | | | | |
(in millions of U.S. Dollars)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Credit Loss Allowance	Estimated Fair Value
U.S. treasury securities	$ 553.3	$ —	$ (0.6)	$ —	$ 552.7
Corporate bonds	423.5	0.2	(6.7)	—	417.0
Municipal bonds	102.8	—	(2.0)	—	100.8
Certificates of deposit	31.5	—	—	—	31.5
Commercial paper	16.7	—	—	—	16.7
U.S. agency securities	10.0	—	—	—	10.0
Total short-term investments	$ 1,137.8	$ 0.2	$ (9.3)	$ —	$ 1,128.7

The following table presents the gross unrealized losses and estimated fair value of the Company's short-term investments, aggregated by investment type and the length of time that individual securities have been in a continuous unrealized loss position:

(in millions of U.S. Dollars)	June 30, 2024					
	Less than 12 Months		Greater than 12 Months		Total	
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
Corporate bonds	$135.2	($0.2)	$183.4	($6.5)	$318.6	($6.7)
Municipal bonds	9.0	—	74.3	(2.0)	83.3	(2.0)
U.S. treasury securities	507.4	(0.4)	35.9	(0.2)	543.3	(0.6)
U.S. agency securities	14.9	—	10.0	—	24.9	—
Total	$666.5	($0.6)	$303.6	($8.7)	$970.1	($9.3)
Number of securities with an unrealized loss		141		66		207

Additionally, the Company held 3 cash equivalent securities with an aggregate fair value of $19.8 million in unrealized loss positions as of June 29, 2025. The aggregate unrealized loss was less than $0.1 million.

The Company does not include accrued interest in estimated fair values of short-term investments and does not record an allowance for credit losses on receivables related to accrued interest. Accrued interest receivable was $5.4 million and $11.6 million as of June 29, 2025 and June 30, 2024, respectively, and is recorded in other current assets on the consolidated balance sheets. When necessary, write-offs of noncollectible interest income are recorded as a reversal to interest income. There were no write-offs of noncollectible interest income for the years ended June 29, 2025 and June 30, 2024.

The Company evaluates its investments for expected credit losses. The Company believes it is able to and intends to hold each of the investments held with an unrealized loss as of June 29, 2025 until the investments fully recover in market value. No allowance for credit losses was recorded as of June 29, 2025 and June 30, 2024.

The contractual maturities of short-term investments at June 29, 2025 were as follows:

(in millions of U.S. Dollars)	Within One Year	After One, Within Five Years	After Five, Within Ten Years	After Ten Years	Total
Corporate bonds	$137.0	$58.6	$—	$—	$195.6
U.S. treasury securities	176.4	15.7	—	—	192.1
Municipal bonds	53.0	23.8	—	2.4	79.2
Certificates of deposit	5.0	—	—	—	5.0
Commercial paper	16.3	—	—	—	16.3
Total short-term investments	$387.7	$98.1	$—	$2.4	$488.2

Note 7 – Fair Value of Financial Instruments

Under U.S. GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various valuation approaches, including quoted market prices and discounted cash flows. U.S. GAAP also establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are obtained from independent sources and can be validated by a third party, whereas unobservable inputs reflect assumptions regarding what a third party would use in pricing an asset or liability. The fair value hierarchy is categorized into three levels based on the reliability of inputs as follows:

- Level 1 - Valuations based on quoted prices in active markets for identical instruments that the Company is able to access. Because valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

- Level 2 - Valuations based on quoted prices in active markets for instruments that are similar or quoted prices in markets that are not active for identical or similar instruments, and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

- Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The Company did not have any financial assets requiring the use of Level 3 inputs as of June 29, 2025. There were no transfers between Level 1 and Level 2 during the fiscal year ended June 29, 2025.

Financial instruments carried at fair value were as follows:

(in millions of U.S. Dollars)	June 29, 2025			June 30, 2024		
	Level 1	Level 2	Total	Level 1	Level 2	Total
Assets:						
Cash equivalents:						
Money market funds	$ 61.8	$ —	$ 61.8	$ 87.3	$ —	$ 87.3
Corporate bonds	—	1.2	1.2	—	—	—
U.S. treasury securities	32.5	—	32.5	10.0	—	10.0
Commercial paper	—	12.0	12.0	—	—	—
Total cash equivalents	94.3	13.2	107.5	97.3	—	97.3
Short-term investments:						
Corporate bonds	—	195.6	195.6	—	417.0	417.0
U.S. treasury securities	192.1	—	192.1	552.7	—	552.7
Municipal bonds	—	79.2	79.2	—	100.8	100.8
Certificates of deposit	—	5.0	5.0	—	31.5	31.5
U.S. agency securities	—	—	—	—	10.0	10.0
Commercial paper	—	16.3	16.3	—	16.7	16.7
Total short-term investments	192.1	296.1	488.2	552.7	576.0	1,128.7
Other current assets:						
MACOM Shares	102.0	—	102.0	—	—	—
Total current assets	102.0	—	102.0	—	—	—
Other long-term investments:						
MACOM Shares	—	—	—	79.3	—	79.3
Total other long-term investments	—	—	—	79.3	—	79.3
Total assets	$388.4	$309.3	$697.7	$729.3	$576.0	$1,305.3

As of June 29, 2025, other current assets and as of June 30, 2024, other long-term investments consist of the MACOM Shares which the Company received as partial consideration in connection with the RF Business Divestiture. These shares are remeasured to fair value each period with changes in the fair value of the shares recognized in non-operating income, net.

Note 8 – Intangible Assets

Intangible assets, net included the following:

(in millions of U.S. Dollars)	June 29, 2025			June 30, 2024		
	Gross	Accumulated Amortization	Net	Gross	Accumulated Amortization	Net
Intangible assets:						
Developed technology	$ —	$ —	$ —	$ 24.0	$ (22.8)	$ 1.2
Acquisition related intangible assets	—	—	—	24.0	(22.8)	1.2
Patent and licensing rights	50.5	(26.7)	23.8	49.8	(27.1)	22.7
Total intangible assets	$50.5	($26.7)	$23.8	$73.8	($49.9)	$23.9

Total amortization of acquisition-related intangible assets was $1.2 million, $1.1 million and $1.7 million and total amortization of patents and licensing rights was $4.2 million, $4.4 million and $4.2 million for the years ended June 29, 2025, June 30, 2024 and June 25, 2023, respectively.

The Company invested $5.3 million, $5.9 million and $4.9 million for the years ended June 29, 2025, June 30, 2024 and June 25, 2023, respectively, for patent and licensing rights. For the fiscal years ended June 29, 2025, June 30, 2024 and June 25, 2023, the Company recognized $0.0 million, $0.2 million and $0.1 million, respectively, in impairment charges related to its patent portfolio.

Total future amortization expense of intangible assets is estimated to be as follows:

(in millions of U.S. Dollars)

Fiscal Year Ending	Patents
June 28, 2026	$3.4
June 27, 2027	2.7
June 25, 2028	2.3
June 24, 2029	2.1
June 30, 2030	1.9
Thereafter	11.4
Total future amortization expense	$23.8

Note 9 – Debt

(in millions of U.S. Dollars)	Effective Interest Rate	June 29, 2025[1] Principal	Unamortized Discount	Net	June 30, 2024[2] Principal	Unamortized Discount	Net
1.75% Convertible Notes	2.2%	$ 575.0	$ (2.0)	$ 573.0	$ 575.0	$ (4.3)	$ 570.7
0.25% Convertible Notes	0.6%	750.0	(7.9)	742.1	750.0	(10.9)	739.1
1.875% Convertible Notes	2.1%	1,750.0	(20.7)	1,729.3	1,750.0	($24.9)	1,725.1
Senior Secured Notes	16.3%	1,521.2	(52.3)	1,468.9	1,250.0	($80.3)	1,169.7
CRD Agreement Deposits	6.8%	2,062.0	(37.3)	2,024.7	2,000.0	($43.5)	1,956.5
		$6,658.2	($120.2)	$6,538.0	$6,325.0	($163.9)	$6,161.1

(1): Presented in "Current maturity on long-term borrowings" in the consolidated balance sheets.

(2): Presented in "Long-term debt" and "Convertible notes, net" in the consolidated balance sheets.

Recent Events

As of June 29, 2025, the Company was in default under the 2029 Convertible Notes and the CRD Agreement, due to its previously announced decision to enter the 30 day grace period for the 2029 Convertible Note interest payment due June 2, 2025.

On June 23, 2025, the Company announced its entry into the Restructuring Support Agreement and subsequent to the end of fiscal 2025, on June 30, 2025, Debtors filed the Chapter 11 Cases. Please refer to Note 2, "Basis of Presentation and Summary of Significant Accounting Policies", for more information regarding the terms of the Restructuring Support Agreement. If and when the Plan Effective Date occurs, except as otherwise set forth in the Plan, all notes, instruments, certificates, and other documents evidencing claims against, or interests in, the Debtors are expected to be canceled and/or updated to record such cancellation and the obligations of the Company thereunder or in any way related thereto will be deemed satisfied in full and discharged. As discussed herein, the Plan is not yet effective and the consummation of the Plan is subject to numerous conditions and there is no guarantee that the Plan will be consummated.

As discussed in Note 2, "Basis of Presentation and Summary of Significant Accounting Policies", the filing of the Chapter 11 Cases constituted events of default under our outstanding Secured Notes, Convertible Notes and the CRD Agreement. As a result, the principal and interest due under the Company's outstanding Senior Secured Notes, Convertible Notes, and CRD Agreement became immediately due and payable. However, any efforts to enforce such payment obligations are automatically stayed as a result of the filing of the Chapter 11 Cases, and the creditors' rights of enforcement are subject to the applicable provisions of the Bankruptcy Code. Based on the facts and circumstances described above, including the defaults related to the missed interest payment on the 2029 Notes that were in grace periods as of June 29, 2025, the signing of the Restructuring Support Agreement on June 23, 2025 and subsequent event of default upon filing of the Chapter 11 Cases per the terms of the Restructuring Support Agreement on June 30, 2025, these amounts have been presented as "Current maturity on long-term borrowings" in the Company's audited Consolidated Balance Sheet at June 29, 2025.

The following sections describe the terms of the Company's outstanding debt obligations as of June 29, 2025, prior to the commencement of the Chapter 11 Cases. The capped call transactions further described below were terminated by the counterparties subsequent to the end of fiscal 2025, as the filing of the Chapter 11 Cases constituted an event of default.

2026 Convertible Notes

On April 21, 2020, the Company sold $500.0 million aggregate principal amount of the 2026 Notes to qualified institutional buyers pursuant to Rule 144A under the Securities Act and an additional $75.0 million aggregate principal amount of the 2026 Notes pursuant to the exercise in full of the over-allotment options of the underwriters. The total net proceeds from the 2026 Notes offering was approximately $561.4 million.

The conversion rate will initially be 21.1346 shares of common stock per one thousand dollars in principal amount of 2026 Notes (equivalent to an initial conversion price of approximately $47.32 per share of common stock). The conversion rate will be subject to adjustment for some events but will not be adjusted for any accrued and unpaid interest. In addition, following certain corporate events that occur prior to the maturity date, or following the Company's issuance of a notice of redemption, the Company will increase the conversion rate for a holder who elects to convert its 2026 Notes in connection with such a corporate event, or who elects to convert any 2026 Notes called for redemption during the related redemption period in certain circumstances. The Company may redeem for cash all or any portion of the 2026 Notes, at its option, on a redemption date occurring on or after May 1, 2023 and on or before the 40th scheduled trading day immediately before the maturity date, if the last reported sales price of its common stock has been at least 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive), including the trading day immediately preceding the date on which the Company provides a notice of redemption, during any 30 consecutive trading day period ending on, and including, the trading day immediately preceding the date on which the Company provides notice of redemption. The redemption price will be 100% of the principal amount of the 2026 Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date. If the Company undergoes certain fundamental changes related to the Company's common stock, holders may require the Company to repurchase for cash all or any portions of their 2026 Notes at a fundamental change repurchase price equal to 100% of the principal amount of the 2026 Notes to be repurchased, plus accrued and unpaid interest to, but excluding, the fundamental change repurchase date.

Holders may convert their 2026 Notes at their option at any time prior to the close of business on the business day immediately preceding November 3, 2025 only under the following circumstances: (1) during any calendar quarter commencing after the calendar quarter ending June 30, 2020 (and only during such calendar quarter), if the last reported sale price of the common stock for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price on each applicable trading day; (2) during the five business day period after any ten consecutive trading day period in which the trading price per $1.0 thousand principal amount of 2026 Notes for each trading day of the measurement period was less than 98% of the product of the last reported sale price of its common stock and the conversion rate on each such trading day; (3) if the Company calls such 2026 Notes for redemption, at any time prior to the close of business on the second business day immediately preceding the redemption date; or (4) upon the occurrence of specified corporate events. On or after November 3, 2025 until the close of business on the second scheduled trading day immediately preceding the maturity date, holders may convert their 2026 Notes at any time, regardless of the foregoing circumstances. Upon conversion, the Company will pay or deliver cash, shares of its common stock, or a combination of cash and shares of its common stock, at the Company's election.

2028 Convertible Notes

On February 3, 2022, the Company sold $650.0 million aggregate principal amount of the 2028 Notes to qualified institutional buyers pursuant to Rule 144A under the Securities Act and an additional $100.0 million aggregate principal amount of the 2028 Notes pursuant to the exercise in full of the over-allotment options of the underwriters. The total net proceeds from the 2028 Notes offering was approximately $732.3 million.

The Company used approximately $108.2 million of the net proceeds from the 2028 Notes to fund the cost of entering into capped call transactions.

The conversion rate will initially be 7.8602 shares of common stock per one thousand dollars in principal amount of 2028 Notes (equivalent to an initial conversion price of approximately $127.22 per share of common stock). The conversion rate will be subject to adjustment for some events but will not be adjusted for any accrued and unpaid interest. In addition, following certain corporate events that occur prior to the maturity date, or following the Company's issuance of a notice of redemption, the Company will increase the conversion rate for a holder who elects to convert its 2028 Notes in connection with such a corporate event, or who elects to convert any 2028 Notes called for redemption during the related redemption period in certain circumstances. The Company may not redeem the 2028 Notes prior to February 18, 2025. The Company may redeem for cash all or any portion of the 2028 Notes, at its option, on a redemption date occurring on or after February 18, 2025 and on or before the 40th scheduled trading day immediately before the maturity date, if the last reported sales price of its common stock has been at least 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive), including the trading day immediately preceding the date on which the Company provides a notice of redemption, during any 30 consecutive trading day period ending on, and including, the trading day immediately preceding the date on which the Company provides notice of redemption. The redemption price will be 100% of the principal amount of the 2028 Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date. If the Company undergoes certain fundamental changes related to the Company's common stock, holders may require the Company to repurchase for cash all or any portions of their 2028 Notes at a fundamental change repurchase price equal to 100% of the principal amount of the 2028 Notes to be repurchased, plus accrued and unpaid interest to, but excluding, the fundamental change repurchase date.

Holders may convert their 2028 Notes at their option at any time prior to the close of business on the business day immediately preceding August 16, 2027 only under the following circumstances: (1) during any calendar quarter commencing after the calendar quarter ending March 31, 2022 (and only during such calendar quarter), if the last reported sale price of the common stock for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price on each applicable trading day; (2) during the five business day period after any ten consecutive trading day period in which the trading price per $1.0 thousand principal amount of 2028 Notes for each trading day of the measurement period was less than 98% of the product of the last reported sale price of its common stock and the conversion rate on each such trading day; (3) if the Company calls such 2028 Notes for redemption, at any time prior to the close of business on the second business day immediately preceding the redemption date; or (4) upon the occurrence of specified corporate events. On or after August 16, 2027 until the close of business on the second scheduled trading day immediately preceding the maturity date, holders may convert their 2028 Notes at any time, regardless of the foregoing circumstances. Upon conversion, the Company will pay or deliver cash, shares of its common stock, or a combination of cash and shares of its common stock, at the Company's election.

Capped Call Transactions in relation to the 2028 Notes

On January 31, 2022, in connection with the pricing of the 2028 Notes, the Company entered into privately negotiated capped call transactions with certain of the initial purchasers or affiliates thereof (the "2028 Notes Capped Call Counterparties"). In connection with the exercise by the initial purchasers of their option to purchase additional notes, the Company entered into additional privately negotiated capped call transactions (such transactions, collectively, the "2028 Notes Capped Call Transactions") with each of the 2028 Notes Capped Call Counterparties. The 2028 Notes Capped Call Transactions initially cover, subject to customary anti-dilution adjustments, the aggregate number of shares of the Company's common stock that initially underlie the 2028 Notes. The 2028 Capped Call Transactions are expected generally to reduce the potential dilutive effect on the common stock upon any conversion of 2028 Notes and/or offset any potential cash payments the Company is required to make in excess of the principal amount of converted 2028 Notes, as the case may be, with such reduction and/or offset subject to a cap which initially is $212.04 per share, representing a premium of 125% over the last reported sale price per share of the Company's common stock on January 31, 2022, subject to certain adjustments under the terms of the 2028 Notes Capped Call Transactions.

The 2028 Notes Capped Call Transactions are separate transactions entered into by the Company with each of the 2028 Notes Capped Call Counterparties, are not part of the terms of the 2028 Notes, and do not affect any holder's rights under the 2028 Notes. Holders of the 2028 Notes do not have any rights with respect to the 2028 Notes Capped Call Transactions.

2029 Convertible Notes

On November 21, 2022, the Company sold $1,525.0 million aggregate principal amount of the 2029 Notes to qualified institutional buyers pursuant to Rule 144A under the Securities Act and an additional $225.0 million aggregate principal amount of the 2029 Notes pursuant to the exercise in full of the over-allotment options of the underwriters. The total net proceeds from the 2029 Notes offering was approximately $1,718.6 million.

The Company used approximately $273.9 million of the net proceeds from the 2029 Notes to fund the cost of entering into capped call transactions described below.

The conversion rate will initially be 8.4118 shares of common stock per one thousand dollars in principal amount of 2029 Notes (equivalent to an initial conversion price of approximately $118.88 per share of common stock). The conversion rate will be subject to adjustment for some events but will not be adjusted for any accrued and unpaid interest. In addition, following certain corporate events that occur prior to the maturity date, or following the Company's issuance of a notice of redemption, the Company will increase the conversion rate for a holder who elects to convert its 2029 Notes in connection with such a corporate event, or who elects to convert any 2029 Notes called for redemption during the related redemption period in certain circumstances. The Company may not redeem the 2029 Notes prior to December 4, 2026. The Company may redeem for cash all or any portion of the 2029 Notes, at its option, on a redemption date occurring on or after December 4, 2026 and on or before the 40th scheduled trading day immediately before the maturity date, if the last reported sales price of its common stock has been at least 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive), including the trading day immediately preceding the date on which the Company provides a notice of redemption, during any 30 consecutive trading day period ending on, and including, the trading day immediately preceding the date on which the Company provides notice of redemption. The redemption price will be 100% of the principal amount of the 2029 Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date. If the Company undergoes certain fundamental changes related to the Company's common stock, holders may require the Company to repurchase for cash all or any portions of their 2029 Notes at a fundamental change repurchase price equal to 100% of the principal amount of the 2029 Notes to be repurchased, plus accrued and unpaid interest to, but excluding, the fundamental change repurchase date.

Holders may convert their 2029 Notes at their option at any time prior to the close of business on the business day immediately preceding June 1, 2029 only under the following circumstances: (1) during any calendar quarter commencing after the calendar quarter ended March 31, 2023 (and only during such calendar quarter), if the last reported sale price of the common stock for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price on each applicable trading day; (2) during the five business day period after any ten consecutive trading day period in which the trading price per $1.0 thousand principal amount of 2029 Notes for each trading day of the measurement period was less than 98% of the product of the last reported sale price of its common stock and the conversion rate on each such trading day; (3) if the Company calls such 2029 Notes for redemption, at any time prior to the close of business on the second business day immediately preceding the redemption date; or (4) upon the occurrence of specified corporate events. On or after June 1, 2029 until the close of business on the second scheduled trading day immediately preceding the maturity date, holders may convert their 2029 Notes at any time, regardless of the foregoing circumstances. Upon conversion, the Company will pay or deliver cash, shares of its common stock, or a combination of cash and shares of its common stock, at the Company's election.

Capped Call Transactions in relation to the 2029 Notes

On November 16, 2022, in connection with the pricing of the 2029 Notes, the Company entered into privately negotiated capped call transactions with certain of the initial purchasers or their affiliates and another financial institution (the "2029 Notes Capped Call Counterparties"). In connection with the exercise by the initial purchasers of their option to purchase additional notes, the Company entered into additional privately negotiated capped call transactions (such transactions, collectively, the "2029 Notes Capped Call Transactions") with each of the 2029 Notes Capped Call Counterparties. The 2029 Notes Capped Call Transactions initially cover, subject to customary anti-dilution adjustments, the aggregate number of shares of the Company's common stock that initially underlie the 2029 Notes. The 2029 Notes Capped Call Transactions are expected generally to reduce the potential dilutive effect on the common stock upon any conversion of 2029 Notes and/or offset any potential cash payments the Company is required to make in excess of the principal amount of converted 2029 Notes, as the case may be, with such reduction and/or offset subject to a cap which initially is $202.538 per share, representing a premium of 130% over the last reported sale price per share of our common stock on November 16, 2022, subject to certain adjustments under the terms of the 2029 Notes Capped Call Transactions.

The 2029 Notes Capped Call Transactions are separate transactions entered into by the Company with each of the 2029 Notes Capped Call Counterparties, are not part of the terms of the 2029 Notes, and do not affect any holder's rights under the 2029 Notes. Holders of the 2029 Notes do not have any rights with respect to the 2029 Notes Capped Call Transactions.

Accounting for the Convertible Notes

In accounting for the initial issuance of the 2026 Notes and 2028 Notes, the Company separated such notes into liability and equity components. The carrying amount of the equity component representing the conversion option was $145.2 million and $185.6 million for the 2026 Notes and 2028 Notes, respectively. The amounts were determined by deducting the fair value of the liability component from the par value of each of the 2026 Notes and 2028 Notes. Upon adoption of ASU 2020-06 on June 27, 2022, as of the first day of fiscal 2023, the unamortized discounts on the 2026 Notes and 2028 Notes were eliminated and the liability and equity components relating to the debt issuance costs for the 2026 Notes and 2028 Notes are now presented as a single liability. Debt issuance costs for the 2026 Notes, 2028 Notes and 2029 Notes are amortized to interest expense over their respective terms at an effective annual interest rate of 2.2%, 0.6% and 2.1% respectively.

The last reported sale price of the Company's common stock was not greater than or equal to 130% of the applicable conversion price for any of the Convertible Notes for at least 20 trading days in the 30 consecutive trading days ended on June 29, 2025. As a result, none of the Convertible Notes are convertible at the option of the holders through June 29, 2025.

Senior Secured Notes Amended and Restated Indenture

On June 23, 2023 (the "Issue Date"), the Company sold $1,250 million aggregate principal amount of the Senior Secured Notes. The total net proceeds from the Senior Secured Notes was approximately $1,149.3 million. The total net proceeds are net of debt issuance costs and an original issue discount of $50.0 million.

On October 11, 2024, the Company entered into the Amended and Restated Indenture (the "2030 Senior Notes Indenture"), which amends certain terms and conditions of the Senior Secured Notes and permits the Company to issue and sell $750.0 million of additional notes, subject to the fulfillment of certain conditions precedent.

On June 23, 2025, the Company entered into the Second Supplemental Indenture (the "Second Supplemental Indenture") to the Amended and Restated Indenture, dated as of October 11, 2024, which released Wolfspeed Germany GmbH, from its obligations and any related liens under the Senior Secured Notes and excludes net proceeds of the sale of "Building 21" from the offer to repurchase requirement under the 2030 Senior Notes Indenture.

Pursuant to the 2030 Senior Notes Indenture, the Senior Secured Notes bear interest (a) for the period from the effectiveness of the original Indenture related to the Senior Secured Notes entered into on June 23, 2023 to October 11, 2024 at a rate of 9.875% per annum; (b) for the period from October 11, 2024 through and including June 22, 2025 at a rate of 9.875% per annum (payable in cash), plus 2% per annum (payable at the Company's option, in cash or in-kind); (c) for the period commencing on June 23, 2025 through June 22, 2026 (i) if the Interest Rate Step-Down Condition (as defined below) is satisfied as of June 23, 2025, at a rate of 10.875% per annum (payable in cash) plus 2% per annum (payable at the Company's option in cash or in-kind) and (ii) if the Interest Rate Step-Down Condition is not satisfied as of June 23, 2025 at a rate of 11.875% per annum (payable in cash), plus 2% per annum (payable at the Company's option, in cash or in-kind); and (d) for the period commencing on June 23, 2026 and at all times thereafter, (i) if the Interest Rate Step-Down Condition is satisfied as of June 23 of the most recent year, at a rate of 13.875% per annum (payable in cash) and (ii) if the Interest Rate Step-Down Condition is not satisfied, at a rate of 15.875% per annum (payable in cash). The Interest Rate Step-Down Condition is met if (a)(i) the Company redeems or repurchases (other than redemptions or repurchases with the proceeds of dispositions) the Senior Secured Notes, resulting in the aggregate principal amount of Senior Secured Notes outstanding being less than $1.0 billion and (ii) the Company receives at least $450.0 million of awards under the CHIPS Act or (b) as of the most recent June 23rd, the ratio of outstanding principal amount of the Senior Secured Notes to EBITDA (as defined in the 2030 Senior Notes Indenture) for the most recently ended four fiscal quarter period for which financial statements have been or are required to have been delivered under the 2030 Senior Notes Indenture is less than or equal to 2:1. The Senior Secured Notes will mature on the earlier of (x) June 23, 2030 and (y) September 1, 2029, if more than $175 million in aggregate principal amount of the Company's 1.875% convertible senior notes due December 1, 2029 remains outstanding on such date.

The 2030 Senior Notes Indenture requires the Company to make an offer to repurchase the Senior Secured Notes with 100% of the net cash proceeds of (x) certain core asset sales and casualty events and (y) certain non-core asset sales and casualty events, in either case in excess of $25.0 million since the Issue Date, subject to the ability to (so long as no default or event of default exists under the 2030 Senior Notes Indenture), reinvest the proceeds of such casualty events and asset sales (other than the proceeds of sales of certain core assets of the Company), at a price equal to the lesser of (i) 109.875% of the principal amount of the Senior Secured Notes being repurchased and (ii) if such disposition or casualty event occurred (x) during the fourth year after the Issue Date, 109.40625% of the principal amount of such Senior Secured Notes being repurchased, (y) during the fifth year after the Issue Date, 104.9375% of the principal amount of such Senior Secured Notes being repurchased and (z) during and after the sixth year after the Issue Date, 100% of the principal amount of such Senior Secured Notes being repurchased (this clause (ii), the Applicable Redemption Price). The Company is also required to offer to repurchase the Senior Secured Notes upon a change in control, at a price equal to, (i) if the change of control occurs during the first three years after the Issue Date, a customary make-whole redemption price minus 3.00% of the principal amount of Senior Notes being purchased and (ii) if such change of control occurs after the third anniversary of the Issue Date, the Applicable Redemption Price. The Company may prepay the Senior Secured Notes at any time, subject to: (i) if the prepayment occurs prior to the third anniversary of the Issue Date, by paying a customary make-whole premium and (ii) if the prepayment occurs on or after the third anniversary of the Issue Date, by paying the Applicable Redemption Price. Further, the Company has the right, prior to the third anniversary of the Issue Date, to make an optional redemption of up to 35% of the aggregate principal amount of the Senior Secured Notes with the proceeds of qualified equity issuances, at a redemption price equal to 109.875%.

The 2030 Senior Notes Indenture contains certain customary affirmative covenants, negative covenants and events of default, including a liquidity maintenance financial covenant requiring the Company to have an aggregate amount of unrestricted cash and cash equivalents maintained in accounts over which the trustee and collateral agent has been granted a perfected first lien security interest of at least $750.0 million as of the last day of any calendar month ending after April 1, 2025. Upon the Company having received at least $450.0 million of award disbursements pursuant to governmental grants under the CHIPS Act, the level of minimum liquidity will be permanently reduced to $500.0 million. Upon the Company having received at least $750.0 million of award disbursements pursuant to governmental grants under the CHIPS Act, the level of minimum liquidity will be permanently reduced to $250.0 million.

On October 22, 2024, the Company issued $250.0 million in aggregate principal amount of Senior Secured Notes pursuant to the 2030 Senior Notes Indenture and the total net proceeds were approximately $231.3 million. The total net proceeds are net of debt issuance costs and an original discount of $10.0 million.

The Senior Secured Notes are superior in right of payment to the Company's unsecured indebtedness to the extent of the collateral securing the Senior Secured Notes. Beyond the value of the collateral securing the Senior Secured Notes, the 2026 Notes, 2028 Notes, 2029 Notes and Senior Secured Notes (collectively, the "Corporate Debt Holdings") are equal in right of payment to any of the Company's unsecured indebtedness; senior in right of payment to the Company's existing and future indebtedness that is expressly subordinated in right of payment to the Corporate Debt Holdings; effectively subordinated in right of payment of any of the Company's secured indebtedness to the extent of the value of the assets securing such indebtedness; and structurally subordinated to all indebtedness and other liabilities (including trade payables) of the Company's subsidiaries.

As of June 29, 2025, the Company was in compliance with all covenants relating to the Senior Secured Notes.

2033 CRD Agreement Amendment

In July 2023, the Company entered into the CRD Agreement with a customer, pursuant to which the customer agreed to provide the Company up to $2.0 billion in unsecured deposits. Under the CRD Agreement, the Company received an initial deposit of $1.0 billion in the first quarter of fiscal 2024 with the option to receive additional deposits up to $1.0 billion at the Company's request, subject to certain conditions during the 2024 calendar year. On February 27, 2024, the Company received an additional deposit of $500.0 million (the second draw), and on June 26, 2024, the Company received the final deposit of $500.0 million (the third draw). Unless previously terminated in accordance with its terms, the CRD Agreement will mature on July 5, 2033, and the amount of the deposits, together with accrued and unpaid interest, will be required to be repaid to the customer at such time.

The deposits under the CRD Agreement bear interest, payable on a semi-annual basis, at a base rate of 6% per annum, with the potential for an increased variable rate of either 10% or 15% in connection with any inability of the Company to satisfy supply targets under a ten-year wafer supply agreement with the same customer. The Company may voluntarily prepay the deposits, in whole or in part, at any time at a price equal to 106% of the principal amount of the deposits prepaid. Upon the occurrence of a change of control, the customer may require the Company to prepay the deposits in whole at a variable prepayment price depending on the day of prepayment.

On October 15, 2024, the Company entered into Amendment No. 1 to the CRD Agreement, which amended the existing agreement to, among other things, permit the Company to pay the accrued interest on the outstanding loans payable under the existing agreement on the last business day of each of December 2024 and June 2025 (together, the "PIK Amounts") by adding the PIK Amounts to the then outstanding principal amount of the loans rather than in cash. The interest rate on the PIK Amounts will accrue at a rate of 15.0% per annum. The amendment also permits the Company to grant liens on additional assets in Siler City, North Carolina in connection with disbursements pursuant to governmental grants or awards under the CHIPS Act, and permits the Company to pay a portion of interest on the Senior Secured Notes in-kind subject to the limitations set forth in the amendment to the CRD Agreement.

The CRD Agreement contains certain customary affirmative covenants, negative covenants and events of default.

Interest Expense

The interest expense, net recognized is as follows:

	Fiscal Years Ended		
(in millions of U.S. Dollars)	**June 29, 2025**	**June 30, 2024**	**June 25, 2023**
Interest expense, net of capitalized interest	$263.3	$214.7	$32.3
Amortization of discount and issuance costs, net of capitalized interest	48.8	28.4	7.5
Total interest expense, net	$312.1	$243.1	$39.8

The Company capitalizes interest in connection with ongoing capacity expansions.

(in millions of U.S. Dollars)	Fiscal Years Ended		
	June 29, 2025	June 30, 2024	June 25, 2023
Interest expense capitalized	$72.4	$28.3	$0.8
Amortization of discount and debt issuance costs capitalized	13.5	3.6	0.2
Total interest expense capitalized	$85.9	$31.9	$1.0

Fair Value

The estimated fair value of the Convertible Notes is $0.8 billion as of June 29, 2025, as determined by a Level 2 valuation. The estimated fair value of the Senior Secured Notes is $1.3 billion and the estimated fair value of the deposits under the CRD Agreement is $0.6 billion as of June 29, 2025, as determined by Level 3 valuations.

Note 10 – Shareholders' Equity

On December 9, 2024, the Company established an "at-the-market" offering program (the "ATM Program") pursuant to which the Company could offer and sell, from time to time through sales agents, up to $200.0 million of the Company's common stock. The ATM Program was conducted pursuant to an equity distribution agreement (the "Equity Distribution Agreement") entered into by the Company and J.P. Morgan Securities LLC and Wells Fargo Securities, LLC (the "Managers").

The ATM Program concluded on January 14, 2025 and the Company completed the sale of approximately $200.0 million of common stock and, as such, the ATM Program automatically terminated in accordance with the terms of the Equity Distribution Agreement. In total, the Company sold and received payment for 27.8 million additional shares of common stock at a weighted average price of $7.20 per share through the ATM Program for total gross proceeds of approximately $200.0 million and net proceeds of approximately $195.2 million, after $4 million in commissions to the Mangers and $0.8 million in other offering costs. The Company intends to use the net proceeds for general corporate purposes.

At June 29, 2025, the Company had reserved a total of approximately 54.5 million shares of its common stock for future issuance as follows (in thousands):

	Number of Shares
For vesting of outstanding stock units	4,627
For future equity awards under the 2023 Long-Term Incentive Compensation Plan	3,917
For future issuance under the Non-Employee Director Stock Compensation and Deferral Program	28
For future equity awards under the Inducement Plan	2,000
For future issuance upon conversion of the 2026 Notes	16,102
For future issuance upon conversion of the 2028 Notes	7,958
For future issuance upon conversion of the 2029 Notes	19,873
Total common shares reserved	54,505

Refer to Note 2, "Basis of Presentation and Summary of Significant Accounting Policies" for additional discussion of the Restructuring Support Agreement and Chapter 11 Cases and the potential implications of these matters on the Company's post-emergence capital structure.

Note 11 – Loss Per Share

The details of the computation of basic and diluted (loss) earnings per share are as follows:

	Fiscal Years Ended		
(in millions of U.S. Dollars, except share data)	June 29, 2025	June 30, 2024	June 25, 2023
Net loss from continuing operations	$ (1,609.2)	$ (573.6)	$ (260.5)
Net loss from discontinued operations	—	(290.6)	(69.4)
Weighted average number of common shares - basic and diluted (in thousands)	141,320	125,693	124,374
Loss per share - basic and diluted:			
Continuing operations	$ (11.39)	$ (4.56)	$ (2.09)
Discontinued operations	$ —	$ (2.31)	$ (0.56)

Diluted net (loss) earnings per share is the same as basic net (loss) earnings per share for the periods presented due to potentially dilutive items being anti-dilutive given the Company's net loss from continuing operations.

For the fiscal years ended June 29, 2025, June 30, 2024 and June 25, 2023, 5.6 million, 4.4 million and 2.7 million, respectively, of dilutive shares were excluded from the calculation of diluted (loss) earnings per share because their effect would be anti-dilutive.

Future earnings per share of the Company are also subject to dilution from conversion of its convertible notes under certain conditions as described in Note 9, "Debt."

Note 12 – Stock-Based Compensation

Overview of Employee Stock-Based Compensation Plans

The Company currently has two equity-based compensation plans, the 2023 Long-Term Incentive Compensation Plan (the "2023 LTIP") and the 2025 Inducement Award Plan (the "Inducement Plan"), from which stock-based compensation awards can be granted to employees and, in the case of the 2023 LTIP, directors. The terms of the Inducement Plan are substantially similar to the 2023 LTIP but with such other terms and conditions intended to comply with Section 303A.08 of the New York Stock Exchange Company Listed Manual. At June 29, 2025, there were 6.5 million shares authorized for issuance under the 2023 LTIP and 3.9 million shares remaining for future grants. At June 29, 2025, there were 2.0 million shares authorized for issuance under the Inducement Plan. all of which are remaining for future grants. The 2023 LTIP and the Inducement Plan provide for awards in the form of incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares, performance units and other awards.

The Company also previously had an Employee Stock Purchase Plan ("ESPP") that provided employees with the opportunity to purchase common stock at a discount. In April 2025, the Compensation Committee approved the termination of the ESPP, which was effective immediately. The ESPP limited employee contributions to 15% of each employee's compensation (as defined in the plan) and allowed employees to purchase shares at a 15% discount, subject to IRS limitations. The ESPP provided for a twelve-month participation period, divided into two equal six-month purchase periods, and also provided a look-back feature. At the end of each six-month period in April and October, participants could purchase the Company's common stock through the ESPP at a 15% discount to the fair market value of the common stock on the first day of the twelve-month participation period or the purchase date, whichever is lower. The ESPP also provided an automatic reset feature to start participants on a new twelve-month participation period if the fair market value of common stock declines during the first six-month purchase period.

Restricted Stock Units

A summary of nonvested restricted stock units (RSUs) outstanding as of June 29, 2025 and changes during the year then ended is as follows (shares in thousands):

	Number of RSUs	Weighted Average Grant-Date Fair Value
Nonvested at June 30, 2024	3,038	$72.33
Granted	4,879	16.42
Vested	(908)	66.59
Forfeited	(2,382)	37.85
Nonvested at June 29, 2025	4,627	$32.41

The aggregate fair value of awards vested in fiscal years ended June 29, 2025, June 30, 2024 and June 25, 2023, based on the market price of the Company's common stock on the vesting date, was $13.1 million, $55.2 million and $61.6 million, respectively.

As of June 29, 2025, there was $74.6 million of unrecognized compensation cost related to nonvested awards, which is expected to be recognized over a weighted average period of 2.48 years.

Stock-Based Compensation Valuation and Expense

Total stock-based compensation expense was classified in the consolidated statements of operations as follows:

	Fiscal Years Ended		
(in millions of U.S. Dollars)	June 29, 2025	June 30, 2024	June 25, 2023
Cost of revenue, net	$36.9	$28.5	$20.3
Research and development	11.6	11.4	11.2
Sales, general and administrative	24.8	45.0	41.2
Total stock-based compensation expense	$73.3	$84.9	$72.7

Stock-based compensation expense may differ from the impact of stock-based compensation to additional paid in capital due to manufacturing related stock-based compensation capitalized within inventory.

The Black-Scholes and Monte Carlo option pricing models require the input of highly subjective assumptions. The assumptions listed below represent management's best estimates, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if other assumptions had been used, recorded share-based compensation expense could have been materially different from that depicted above.

The range of assumptions used to value stock issued under the ESPP were as follows:

	Fiscal Years Ended		
	June 29, 2025	June 30, 2024	June 25, 2023
Risk-free interest rate	4.28 - 5.21%	5.44 - 5.54%	4.57 - 5.06%
Expected life, in years	0.5 - 1.0	0.5 - 1.0	0.5 - 1.0
Volatility	73.7 - 100.2%	73.5 - 74.4%	66.8 - 86.2%
Dividend yield	—	—	—

The range of assumptions used for performance-based awards with market conditions were as follows:

	Fiscal Years Ended		
	June 29, 2025	June 30, 2024	June 25, 2023
Risk-free interest rate	3.92%	4.52%	2.80%
Expected life, in years	3.0	3.0	3.0
Average volatility of peer companies	67.4%	65.9%	68.8%
Average correlation coefficient of peer companies	0.41	0.44	0.48
Dividend yield	—	—	—

Awards are valued using the Monte Carlo model. All performance-based awards with market conditions for each fiscal year presented were issued on a single date each year and therefore no range is shown.

The following describes each of these assumptions and the Company's methodology for determining each assumption:

Risk-Free Interest Rate

The Company estimates the risk-free interest rate using the United States Treasury bill rate with a remaining term equal to the expected life of the award.

Expected Life

The expected life represents the period the awards are expected to be outstanding. In determining the appropriate expected life of its stock options, the Company segregates its grantees into categories based upon employee levels that are expected to be indicative of similar option-related behavior. The expected useful lives for each of these categories are then estimated giving consideration to (1) the weighted average vesting periods, (2) the contractual lives of the stock options, (3) the relationship between the exercise price and the fair market value of the Company's common stock, (4) expected employee turnover, (5) the expected future volatility of the Company's common stock, and (6) past and expected exercise behavior, among other factors.

Expected Volatility

The Company estimates expected volatility for the options and ESPP awards. giving consideration to the expected life of the respective award, the Company's current expected growth rate, implied volatility in traded options for its common stock, and the historical volatility of its common stock. For purposes of estimating volatility for use in the Monte Carlo model for the market-based awards, the Company utilizes historical volatilities of the Company and the members of the defined peer group.

Expected Dividend Yield

The Company estimates the expected dividend yield by giving consideration to its current dividend policies as well as those anticipated in the future considering the Company's current plans and projections. The Company has not historically issued dividends.

Correlation Coefficient

The correlation coefficients are calculated based upon the price data used to calculate the historical volatilities and are used to model the way in which each entity tends to move in relation to its peers.

Note 13 – Income Taxes

The following were the components of loss before income taxes:

	Fiscal Years Ended		
(in millions of U.S. Dollars)	June 29, 2025	June 30, 2024	June 25, 2023
Domestic	($1,619.2)	($572.2)	($262.6)
Foreign	0.3	(0.3)	2.8
Loss before income taxes	($1,618.9)	($572.5)	($259.8)

The following were the components of income tax (benefit) expense:

	Fiscal Years Ended		
(in millions of U.S. Dollars)	June 29, 2025	June 30, 2024	June 25, 2023
Current:			
Federal	$—	$—	$0.3
Foreign	0.6	0.9	0.5
State	—	0.2	0.1
Total current	0.6	1.1	0.9
Deferred:			
Federal	(10.5)	—	—
Foreign	0.5	—	(0.2)
State	(0.3)	—	—
Total deferred	(10.3)	—	(0.2)
Income tax expense	($9.7)	$1.1	$0.7

Actual income tax (benefit) expense differed from the amount computed by applying each period's United States federal statutory tax rate to pre-tax earnings as a result of the following:

	Fiscal Years Ended					
(in millions of U.S. Dollars)	June 29, 2025	% of Loss	June 30, 2024	% of Loss	June 25, 2023	% of Loss
Federal income tax provision at statutory rate	($340.0)	21 %	($120.2)	21 %	($54.6)	21 %
(Decrease) increase in income tax expense resulting from:						
State tax provision, net of federal benefit	(13.8)	1 %	(5.0)	1 %	(0.7)	— %
Tax exempt interest	(0.1)	— %	(0.4)	— %	(0.5)	— %
(Decrease) increase in tax reserve	(0.4)	— %	(2.0)	— %	(0.4)	— %
Research and development credits	(7.3)	1 %	(9.7)	2 %	(8.7)	3 %
Increase (decrease) in valuation allowance	309.1	(19)%	127.0	(22)%	62.0	(24)%
Stock-based compensation	14.2	(1)%	8.8	(2)%	3.0	(1)%
Statutory rate differences	0.1	— %	—	— %	0.1	— %
Foreign earnings taxed in U.S.	3.5	— %	0.4	— %	(0.4)	— %
Goodwill Impairment	23.1	(1)%	—	— %	—	— %
Provision to return adjustments	0.9	— %	(0.4)	— %	0.1	— %
Impact of rate changes	(3.4)	— %	0.4	— %	—	— %
Expiration of attributes	0.1	— %	2.0	— %	0.2	— %
Pre-petition charges	4.1	— %	—	— %	—	— %
Other	0.2	— %	0.2	— %	0.6	— %
Income tax expense	($9.7)	1 %	$1.1	— %	$0.7	— %

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities were as follows:

(in millions of U.S. Dollars)	June 29, 2025	June 30, 2024
Deferred tax assets:		
Compensation	$8.3	$5.4
Inventories	45.3	45.4
Sales return reserve and allowance for bad debts	8.1	11.2
Federal and state net operating loss carryforwards	691.0	506.8
Federal income tax credits	77.0	69.7
State income tax credits	0.7	0.7
48C investment tax credits	35.7	35.7
Investments	0.6	2.3
Stock-based compensation	9.0	10.7
Deferred revenue	25.0	35.0
Lease liabilities	35.1	28.7
Capitalized research and development	120.1	101.6
Convertible notes	58.5	62.6
Nondeductible interest carryforward	95.3	27.7
Other	14.1	3.0
Total gross deferred assets	1,223.8	946.5
Less valuation allowance	(1,041.4)	(734.1)
Deferred tax assets, net	182.4	212.4
Deferred tax liabilities:		
Property and equipment	(122.4)	(123.8)
Intangible assets	(5.0)	(58.6)
Other long-term investments	(9.0)	(4.0)
Prepaid taxes	(0.5)	(0.5)
Foreign earnings recapture	(4.2)	(4.2)
Taxes on unremitted foreign earnings	(7.0)	(6.9)
Lease assets	(29.1)	(23.8)
Other	(4.6)	(0.3)
Total gross deferred liability	(181.8)	(222.1)
Deferred tax liability, net	$0.6	($9.7)

The components giving rise to the net deferred tax assets (liabilities) have been included in the consolidated balance sheets as follows:

	Balance at June 29, 2025	
(in millions of U.S. Dollars)	**Assets**	**Liabilities**
U.S. federal income taxes	$—	($0.5)
Foreign income taxes	1.1	—
Total	$1.1	($0.5)

	Balance at June 30, 2024	
(in millions of U.S. Dollars)	**Assets**	**Liabilities**
U.S. federal income taxes	$—	($10.8)
Foreign income taxes	1.1	—
Total	$1.1	($10.8)

The Company weighs all available evidence, both positive and negative, to estimate if sufficient future taxable income will be generated to utilize the existing deferred tax assets by jurisdiction. The Company has concluded that it is necessary to recognize a full valuation allowance against its United States deferred tax assets as of June 29, 2025. As of June 30, 2024, the United States valuation allowance was $734.1 million. For the fiscal year ended June 29, 2025, the Company increased the United States valuation allowance by $307.3 million due to increases in deferred tax assets related to the current year domestic loss and interest carryforwards and decreases in deferred tax liabilities related to property, equipment, and intangibles. The Company has immaterial valuation allowances against deferred tax assets in international jurisdictions which decreased immaterially during the fiscal year ended June 29, 2025.

As of June 29, 2025, the Company had approximately $3.2 billion of federal net operating loss carryovers which are fully offset by liabilities for unrecognized tax benefits and valuation allowance. Of the Company's federal net operating loss carryovers, $145.0 million begin to expire in fiscal 2038 while the remaining carryovers have no carry forward limitation. The Company has $734.7 million of state net operating loss carryovers which are fully offset due to a valuation allowance. The Company's state net operating loss carryovers begin to expire in fiscal 2026. Additionally, the Company had $116.6 million of federal credit carryforwards, which are fully offset by liabilities for unrecognized tax benefits and a valuation allowance, and $0.7 million of state income tax credit carryforwards, which are fully offset by a valuation allowance. The federal and state income tax credit carryforwards will begin to expire in fiscal 2031 and fiscal 2026, respectively. As of June 29, 2025, the Company had approximately $1.8 million of foreign net operating loss carryovers, of which $0.3 million are offset by a valuation allowance. The Company's foreign net operating loss carryovers have no carry forward limitation. As discussed in Note 2 - Basis of Presentation and Summary of Significant Accounting Policies, the transactions contemplated by the Chapter 11 Cases are expected to limit the Company's ability to utilize net operating loss and credit carryforwards that are generated before the Plan Effective Date.

U.S. GAAP requires a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is cumulatively more than 50% likely to be realized upon ultimate settlement.

As of June 30, 2024, the Company's liability for unrecognized tax benefits was $9.4 million. During the fiscal year ended June 29, 2025, the liability for unrecognized tax benefits decreased by $1.1 million, which was related to prior year tax positions. In addition, there was a decrease of $0.4 million for expiration of statute of limitations, offset by an increase of $0.4 million for generated research and development credits. As a result, the total liability for unrecognized tax benefits as of June 29, 2025 was $8.3 million. If any portion of this $8.3 million is recognized, the Company will then include that portion in the computation of its effective tax rate. Although the ultimate timing of the resolution and/or closure of audits is highly uncertain, the Company believes it is reasonably possible that $0.3 million of gross unrecognized tax benefits will change in the next 12 months as a result of statute requirements or settlement with tax authorities.

The following is a tabular reconciliation of the Company's change in uncertain tax positions:

(in millions of U.S. Dollars)	Fiscal Years Ended		
	June 29, 2025	June 30, 2024	June 25, 2023
Balance at beginning of period	$9.4	$9.8	$7.2
Increases related to prior year tax positions	—	—	1.7
Decreases related to prior year tax positions	(1.1)	(0.1)	—
Settlements with tax authorities	—	—	(0.2)
Expiration of statute of limitations for assessment of taxes	(0.4)	(2.0)	(0.1)
Increases related to current year positions	0.4	1.7	1.2
Balance at end of period	$8.3	$9.4	$9.8

The Company's policy is to include interest and penalties related to unrecognized tax benefits within the income tax expense (benefit) line item in the consolidated statements of operations. Interest and penalties relating to unrecognized tax benefits recognized in the consolidated statements of operations totaled less than $0.1 million for the fiscal years ended June 29, 2025, June 30, 2024, and June 25, 2023. The Company accrued less than $0.1 million for interest and penalties relating to unrecognized tax benefits in the consolidated balance sheets as of June 29, 2025 and June 30, 2024.

The Company files United States federal, United States state and foreign tax returns. For United States federal purposes, the Company is generally no longer subject to tax examinations for fiscal years prior to 2022. For United States state tax returns, the Company is generally no longer subject to tax examinations for fiscal years prior to 2021. For foreign purposes, the Company is generally no longer subject to examination for tax periods prior to 2015. Certain carryforward tax attributes generated in prior years remain subject to examination, adjustment and recapture.

The Company provides for income taxes on the earnings of foreign subsidiaries unless the subsidiaries' earnings are considered indefinitely reinvested outside the United States. As of June 29, 2025, the Company has approximately $49.0 million of undistributed earnings for certain non-United States subsidiaries. As of June 29, 2025, the Company cannot assert an intention to permanently reinvest $42.2 million of the $49.0 million undistributed foreign earnings. The Company would incur $6.8 million of foreign income taxes if the $42.2 million of foreign earnings were repatriated. As of June 29, 2025, the Company has not provided income taxes on the remaining undistributed foreign earnings of $6.8 million as the Company continues to maintain its intention to reinvest these earnings in foreign operations indefinitely. If, at a later date, these earnings were repatriated to the United States, the Company would be required to pay approximately $1.2 million in taxes on these amounts.

Note 14 – Commitments and Contingencies

The Company is currently a party to various legal proceedings, including the cases described below. As a result of the Chapter 11 Cases, substantially all non-bankruptcy proceedings pending against the Company have been stayed on account of the automatic stay. While management presently believes that the ultimate outcome of such proceedings, individually and in the aggregate, will not materially harm the Company's financial position, cash flows, or overall trends in results of operations, legal proceedings are subject to inherent uncertainties, and unfavorable rulings could occur. An unfavorable ruling could include monetary damages or, in matters for which injunctive relief or other conduct remedies may be sought, an injunction prohibiting the Company from selling one or more products at all or in particular ways. Were unfavorable final outcomes to occur, there exists the possibility of a material adverse impact on the Company's business, results of operations, financial position and overall trends. The outcomes in these matters are not reasonably estimable.

In October 2021, The Trustees of Purdue University ("Purdue") filed a complaint against the Company in the U.S. District Court for the Middle District of North Carolina, alleging infringement of U.S. Patent Nos. 7,498,633 (the "'633 Patent"), entitled "High-voltage power semiconductor device," and 8,035,112 (the "'112 Patent"), entitled "SIC power DMOSFET with self-aligned source contact." In the complaint, Purdue also alleged willful infringement and sought unspecified monetary damages and attorneys' fees. In August 2022, Purdue voluntarily withdrew all allegations as to the '112 Patent after having disclaimed all rights to that patent. On February 25, 2025, the Company entered into a confidential settlement agreement with Purdue resolving all remaining claims against the Company. A stipulation for dismissal was filed with the court, and the court dismissed the case with prejudice on March 17, 2025. The Company recorded the entire financial impact of the settlement during the third quarter of fiscal 2025 as the loss became probable and estimable when the settlement was made.

On November 15, 2024, the Company and certain of its former executive officers were named as defendants ("Defendants") in a securities class action lawsuit captioned Gary Zagami v Wolfspeed, Inc., et al., Case No. 6:24-cv-01395, which was filed in the United States District Court for the Northern District of New York. The complaint alleges that Defendants violated Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended, and Rule 10b-5 promulgated thereunder by making false and/or misleading statements between August 16, 2023 and November 6, 2024 in connection with the operational status, profitability, and growth potential of the Mohawk Valley fabrication facility, among other things. The complaint seeks unspecified compensatory damages and other relief. On January 8, 2025 and January 13, 2025, respectively, two additional lawsuits captioned Maizner v. Wolfspeed, Inc., et al., Case No. 6:25-cv-00046 and Ferreira v. Wolfspeed, Inc., et al., Case No. 6:25-CV-00062 were filed in the United States District Court for the Northern District of New York by shareholders regarding these same matters and naming the same Defendants. On February 24, 2025, the Court consolidated the Zagami, Maizner, and Ferreira actions and appointed co-lead plaintiffs and co-lead counsel. On May 5, 2025, co-lead plaintiffs filed an amended complaint. On June 4, 2025, Defendants filed a motion to transfer the consolidated action to the US. District Court for the Middle District of North Carolina and as of July 22, 2025, briefing on the motion to transfer was complete. Pursuant to section 362 of title 11 of the United States Code (the "Bankruptcy Code"), the class action was stayed upon the filing of the Company's voluntary petition for relief under chapter 11 of the Bankruptcy Code on June 30, 2025 in the United States Bankruptcy Court for the Southern District of Texas (the "Bankruptcy Court") as to the Company but not as to the individual defendants.

On April 21, 2025, a derivative action was filed by a putative shareholder purportedly on behalf of the Company in the United States District Court for the Middle District of North Carolina against certain current and former directors and officers of the Company (collectively, "Derivative Action Defendants") for breach of fiduciary duty, waste, unjust enrichment, aiding and abetting, insider trading, and a violation of Section 14(a) of the Exchange Act. The complaint seeks to implement reforms to the Company's corporate governance and internal procedures and to recover on behalf of the Company for any liability the Company might incur as a result of the Derivative Action Defendants' alleged misconduct, as well as declaratory and other monetary relief, including attorneys' fees and other costs. The derivative action is based substantially on the same facts alleged in the consolidated securities class action described above. Pursuant to section 362 of the Bankruptcy Code, the derivative action was stayed upon the filing of the Company's voluntary petition for relief under chapter 11 of the Bankruptcy Code on June 30, 2025 in the Bankruptcy Court.

The Company intends to vigorously defend against the claims in the above-referenced actions.

Grant Disbursement Agreement ("GDA") with the State of New York

The Company currently has a GDA with the State of New York Urban Development Corporation (doing business as Empire State Development). The GDA provides a potential total grant amount of $500.0 million to partially and fully reimburse the Company for certain property, plant and equipment costs related to the Company's construction of its silicon carbide device fabrication facility in Marcy, New York.

The GDA was signed in the fourth quarter of fiscal 2020 and requires the Company to satisfy a number of objectives for the Company to receive reimbursements through the span of the 13-year agreement. These objectives include maintaining a certain level of local employment, investing a certain amount in locally administered research and development activities and the payment of an annual commitment fee for the first six years. Additionally, the Company has agreed, under a separate agreement (the SUNY Agreement), to sponsor the creation of two endowed faculty chairs and fund a scholarship program at SUNY Polytechnic Institute.

As of June 29, 2025, the annual cost of satisfying the objectives of the GDA and the SUNY Agreement, excluding the direct and indirect costs associated with employment, varies from $2.2 million to $5.2 million per year through fiscal 2031.

As of June 29, 2025, the Company has reduced property and equipment, net by a total of $500.0 million as a result of GDA reimbursements, of which $467.3 has been received in cash and an additional $32.7 million in receivables has been recorded in other current assets in the consolidated balance sheet.

Supply Commitments

From time to time, the Company may enter into agreements with its suppliers which require the Company to commit to a minimum of product purchases or make capacity reservation deposits.

In fiscal 2023, the Company entered into an agreement with a supplier which requires a minimum commitment of product purchases on a take-or-pay basis of $200.0 million over the life of the contract. During the third quarter of fiscal 2025, the Company amended the agreement to extend the term of the contract through December 2029 and modify the remaining minimum annual purchase commitments. During the fiscal years ended June 29, 2025 and June 30, 2024, the Company purchased $20.0 million and $36.7 million of product under this agreement. As of June 29, 2025, minimum future product purchases for fiscal years 2026, 2027, 2028 and 2029 are $41.3 million, $38.0 million, $40.0 million and $42.0 million, respectively.

In addition, the Company will pay quarterly capacity reservation deposits through the second quarter of fiscal 2026. The capacity reservation deposits will total $60.0 million and are refundable through credits on future product purchases. The Company paid $18.1 million in fiscal 2025, $32.9 million in fiscal 2024 and $5.5 million in fiscal 2023 in connection with the agreement, which is recognized in prepaid expenses and other long-term assets on the consolidated balance sheet.

In the second quarter of fiscal 2024, the Company entered into an agreement with another supplier which requires a minimum commitment of product purchases on a take-or-pay basis of $86.4 million over the life of the contract. During the fiscal years ended June 29, 2025 and June 30, 2024, the Company purchased $26.4 million and $19.2 million, respectively, of product under this agreement which satisfied the minimum future product purchases for the period. Minimum future product purchases for fiscal years 2026 and 2027 are $31.2 million and $9.6 million, respectively.

The Company will also be required to purchase electricity for its facility in Siler City, North Carolina and Durham, North Carolina under a long-term electricity supply agreement with minimum volume and spend requirements of approximately $62.4 million over the next 5 years and approximately $25.7 million over the next 8 years, respectively.

The Company reviews the terms of all its long-term supply agreements and assesses the need for any accruals for estimated losses on adverse purchase commitments, such as lower of cost or net realizable value adjustments that will not be recovered by future sales prices and the recoverability of assets related to capacity deposits, as necessary.

Note 15 – Concentrations of Risk

Financial instruments, which may subject the Company to a concentration of risk, consist principally of short-term investments, cash equivalents, accounts receivable and long-term receivables. Short-term investments consist primarily of municipal bonds, corporate bonds, U.S. agency securities, U.S. treasury securities, commercial paper and certificates of deposit. The Company's cash equivalents consist primarily of money market funds. Certain bank deposits may at times be in excess of the FDIC insurance limits.

The Company sells its products on account to manufacturers, distributors and others worldwide and generally requires no collateral.

For the fiscal year ended June 29, 2025, two customers represented 19% and 18% of revenue, respectively. For the fiscal year ended June 30, 2024, two customers represented 24% and 13% of revenue, respectively. For the fiscal year ended June 25, 2023, two customers represented 22% and 14% of revenue, respectively. No other customers individually accounted for more than 10% of revenue for the fiscal years ended June 29, 2025, June 30, 2024 and June 25, 2023.

Two customers accounted for 26% and 12% of the accounts receivable balance as of June 29, 2025, respectively. Three customers accounted for 20%, 14% and 11% of the accounts receivable balance as of June 30, 2024, respectively. No other customers accounted for more than 10% of the accounts receivable balance as of June 29, 2025 and June 30, 2024.

Note 16 - Restructuring

During the first quarter of fiscal 2025, the Company initiated a headcount reduction and facility closure and consolidation plan intended to optimize its cost structure as the Company accelerates its transition from 150mm to 200mm silicon carbide devices (collectively with the subsequent updates described below, the 2025 Restructuring Plan).

The actions taken under the 2025 Restructuring Plan are expected to ultimately result in the closure of the Company's 150mm device fabrication facility in Durham, North Carolina as well as a realignment of related activities across the geographic regions in which the Company operates. The Company also initiated plans to consolidate its manufacturing footprint for epitaxy products by closing operations at its facility in Farmers Branch, Texas and impairing assets associated with the Saarland, Germany site during fiscal 2025. In addition, the Company is taking steps to optimize the allocation of resources across various functional groups. The Company also implemented a voluntary separation program for a limited number of eligible employees based on their age and years of service. During the third and fourth quarters of fiscal 2025, the Company increased the scope of the planned headcount reductions, primarily in its Materials Products operations and supporting roles.

The 2025 Restructuring Plan is expected to result in a cumulative total headcount reduction of approximately 25%. As of June 29, 2025, the 2025 Restructuring Plan resulted in a cumulative total headcount reduction of approximately 23%, and the remainder is expected to occur over the next six months.

The costs that will be incurred as a result of the 2025 Restructuring Plan primarily include severance and employee benefit costs, voluntary termination benefits, and other exit costs that qualify as exit and disposal costs under ASC 420, "Exit or Disposal Cost Obligations". The involuntary severance costs incurred were provided under an ongoing benefit arrangement and were therefore recorded once they were both probable and reasonably estimable in accordance with the provisions of ASC 712-10, "Nonretirement Postemployment Benefits". Additionally, the Company has incurred, and over the next six months will continue to incur, additional facility closure-related costs related to these activities, including asset-related charges, fixed manufacturing costs that will be eliminated as a result of this plan, and other incremental costs related to the exit of certain facilities.

Including these additional facility closure-related costs, the Company expects to incur approximately $450 million to $500 million of total costs, including approximately $75 million of involuntary and voluntary severance costs, approximately $160 million of other closure-related cash costs, and approximately $265 million of charges related to long-lived assets and other non-cash costs, including accelerated depreciation and impairments upon abandonment or disposal of machinery and equipment.

A summary of the charges recognized in the consolidated statements of operations through the fourth quarter of fiscal 2025 resulting from these restructuring activities is shown below:

(in millions of U.S. Dollars)	Fiscal Year Ended June 29, 2025
Accelerated depreciation	33.6
Other closure-related costs	63.5
Total cost of revenue, net	97.1
Impairments on abandoned assets	170.2
Severance[1]	72.9
Accelerated depreciation	11.4
Contract termination costs	18.6
Other closure-related costs	32.0
Restructuring and other expenses	305.1
Total	402.2

[1]Employee severance and benefit costs include the early exit program activity.

A summary of the balance sheet activity during fiscal 2025 related to the 2025 Restructuring Plan is shown below:

(in millions of U.S. Dollars)	As of June 30, 2024	Charges	Usage	June 29, 2025
Employee severance and benefit costs[1]	$—	$72.9	($47.7)	$25.2
Contract termination liability	—	18.6	(13.1)	5.5
Total	$—	$91.5	($60.8)	$30.7

[1]Employee severance and benefit costs includes the early exit program activity.

The restructuring liability of $30.7 million at June 29, 2025, relating to severance payments and contract terminations, is recorded in the "accounts payable and accrued expenses" and "other current liabilities" and "other long-term liabilities" line items of the consolidated balance sheets, respectively.

Note 17 - Subsequent Events

Chapter 11 Bankruptcy

On the Petition Date, the Debtors filed the Chapter 11 Cases in the Bankruptcy Court seeking relief under Chapter 11 of the Bankruptcy Code. The Chapter 11 Cases are being jointly administered under the caption In re Wolfspeed Inc., et. al. Case No. 25-90163. Please refer to Note 2, "Basis of Presentation and Summary of Significant Accounting Policies", for more information regarding the Chapter 11 Cases.

RTP Transfer

On July 25, 2025, the Company and MACOM completed the RTP Fab Transfer. At such time, the transfer restrictions and risk of forfeiture for the MACOM Shares lapsed and the RF Master Supply Agreement terminated pursuant to its terms.

One Big Beautiful Bill Act

On July 4, 2025, the U.S. government enacted the One Big Beautiful Bill Act ("OBBBA"). The OBBBA includes changes to U.S. tax law including increasing the AMIC to 35 percent from 25 percent for property placed in service after December 31, 2025 and providing for the immediate expensing of U.S. research expenditures and eligible capital expenditures. The effects of the OBBBA become effective to the Company beginning in fiscal 2026. The Company is currently evaluating the effect of the legislation on our financial statements.

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None.

Item 9A. *Controls and Procedures*

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this Annual Report. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this Annual Report, our disclosure controls and procedures are effective in that they provide reasonable assurances that the information we are required to disclose in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods required by the SEC's rules and forms and that such information is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Changes to Internal Control Over Financial Reporting

There have been no changes to our internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, during the fourth quarter of fiscal 2025 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

In the course of our ongoing preparations for making management's report on internal control over financial reporting as required by Section 404 of the Sarbanes-Oxley Act of 2002, from time to time we have identified areas in need of improvement and have taken remedial actions to strengthen the affected controls as appropriate. We make these and other changes to enhance the effectiveness of our internal controls over financial reporting, which do not have a material effect on our overall internal control.

We will continue to evaluate the effectiveness of our disclosure controls and procedures and internal control over financial reporting on an ongoing basis and will take action as appropriate.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Our internal control system was designed to provide reasonable assurance to our management and board of directors regarding the preparation and fair presentation of published financial statements.

Our internal control over financial reporting includes those policies and procedures that:

  (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

  (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

  (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In making the assessment of internal control over financial reporting, our management used the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control-Integrated Framework* (2013 framework). Based on that assessment and those criteria, management has concluded that our internal control over financial reporting was effective as of June 29, 2025.

The effectiveness of our internal control over financial reporting as of June 29, 2025 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report in Part II, Item 8 of this Annual Report.

Item 9B. *Other Information*

Rule 10b5-1 Trading Plans

During the fiscal quarter ended June 29, 2025, no director or officer of the Company adopted or terminated a "Rule 10b5-1 trading arrangement" or a "non-Rule 10b5-1 trading arrangement" (in each case, as defined in Item 408 of Regulation S-K).

2025 Annual Meeting of Shareholders

We currently plan to hold our 2025 Annual Meeting of Shareholders (the "2025 Annual Meeting") on or about December 16, 2025. The time and location of the 2025 Annual Meeting, and the matters to be considered, will be as set forth in our definitive proxy statement for the 2025 Annual Meeting to be filed with the SEC.

Because the expected date of the 2025 Annual Meeting represents a change of more than 30 calendar days from the date that was included in the proxy statement for the 2024 Annual Meeting of Shareholders as the expected date for the 2025 Annual Meeting, we are informing shareholders of this change and the updated deadline for shareholders to submit proposals intended for inclusion in our proxy statement for consideration at the 2025 Annual Meeting in accordance with the rules and regulations of the SEC. Accordingly, to be timely, shareholders wishing to submit proposals intended to be considered for inclusion in our proxy statement relating to the 2025 Annual Meeting must ensure that proper notice is received by us at our offices no later than the close of business on October 10, 2025, which we consider a reasonable time before we will begin printing and mailing proxy materials. Any proposal intended to be considered for inclusion in our proxy statement and form of proxy must comply with Rule 14a-8 of Regulation 14A under the Exchange Act. The submission of a shareholder proposal does not guarantee that it will be included in our proxy materials.

Item 9C. *Disclosure Regarding Foreign Jurisdictions that Prevent Inspections*

Not applicable.

Certain information called for in Items 10, 11, 12, 13 and 14 is incorporated by reference from our definitive proxy statement relating to our annual meeting of shareholders (the "2025 Proxy Statement"), which will be filed with the SEC within 120 days after the end of fiscal 2025.

Item 10. *Directors, Executive Officers and Corporate Governance*

The information required by this Item is incorporated by reference to the 2025 Proxy Statement.

Item 11. *Executive Compensation*

The information required by this Item is incorporated by reference to the 2025 Proxy Statement.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The information required by this Item is incorporated by reference to the 2025 Proxy Statement.

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

The information required by this Item is incorporated by reference to the 2025 Proxy Statement.

Item 14. *Principal Accountant Fees and Services*

The information required by this Item is incorporated by reference to the 2025 Proxy Statement.

Item 15. *Exhibits and Financial Statement Schedules*

(a)(1) and (2) The financial statements and reports of independent registered public accounting firm are filed as part of this Annual Report (see "Index to Consolidated Financial Statements" at Item 8). The financial statement schedules are not included in this item as they are either not applicable or are included as part of the consolidated financial statements.

(a)(3) The following exhibits have been or are being filed herewith and are numbered in accordance with Item 601 of Regulation S-K:

Exhibit No.	Description	Filed Herewith	Incorporated by Reference		
			Form	Exhibit	Filing Date
2.1^	Purchase Agreement, dated March 14, 2019, by and between Cree, Inc. and IDEAL Industries, Inc., as amended		8-K	2.1	5/16/2019
2.2^	Asset Purchase Agreement, dated October 18, 2020, between Cree, Inc., SMART Global Holdings, Inc. and Chili Acquisition, Inc., as amended		8-K	2.1	3/2/2021
2.3^	Asset Purchase Agreement, dated August 22, 2023, between Wolfspeed, Inc. and MACOM Technology Solutions Holdings Inc.		8-K/A	2.1	8/28/2023
3.1	Amended and Restated Articles of Incorporation		8-K	3.1	10/24/2023
3.2	Amended and Restated Bylaws, dated January 23, 2023		10-Q	3.1	1/26/2023
4.1	Description of the Registered Securities		10-Q	4.3	11/2/2023
4.2	Indenture, dated as of April 21, 2020, between Cree, Inc. and U.S. Bank National Association		8-K	4.1	4/21/2020
4.3	Form of 1.75% Convertible Senior Note due 2026 (included in Exhibit 4.2)		8-K	4.2	4/21/2020
4.4	Indenture, dated as of February 3, 2022, between Wolfspeed, Inc. and U.S. Bank National Association		8-K	4.1	2/3/2022
4.5	Form of 0.25% Convertible Senior Note due 2028 (included in Exhibit 4.4)		8-K	4.2	2/3/2022
4.6	Indenture, dated as of November 21, 2022, between Wolfspeed, Inc. and U.S. Bank Trust Company, National Association		8-K	4.1	11/21/2022
4.7	Form of 1.875% Convertible Senior Note due 2029 (included in Exhibit 4.6)		8-K	4.2	11/21/2022
4.8	Form of certificate representing the Senior Secured Notes due 2030 (included as Exhibit A to Exhibit 10.36)		8-K	4.1	6/26/2023
4.9	Form of certificate representing the Senior Secured Notes due 2030 for the Initial Note (included as Exhibit A to Exhibit 10.36)		8-K	4.1	10/15/2024
4.10	Form of certificate representing the Global Notes due 2030 for the Notes (included as Exhibit B to Exhibit 10.36)		8-K	4.2	10/15/2024
4.11	Unsecured Customer Refundable Deposit Agreement, dated as of July 5, 2023, between Wolfspeed, Inc. and Renesas Electronics America Inc.		8-K	4.1	7/5/2023
4.12	Amendment No. 1 to Unsecured Customer Refundable Deposit Agreement, dated as of October 15, 2024, by and between Wolfspeed, Inc. and Renesas Electronics America Inc.		8-K	4.1	10/16/2024
10.1*	2013 Long-Term Incentive Compensation Plan, as amended ("2013 LTIP")		10-Q	10.3	10/28/2021
10.2*	Form of Stock Unit Award Agreement (Performance-Based) under the 2013 LTIP		10-K	10.41	8/20/2018
10.3*	Form of Stock Unit Award Agreement (Time-Based) under the 2013 LTIP		10-K	10.42	8/20/2018
10.4*	Form of Performance Share Award Agreement under the 2013 LTIP for Gregg A. Lowe		8-K	10.1	9/8/2020

10.5*	Form of Restricted Stock Unit Award Agreement under the 2013 LTIP for Gregg Lowe	10-Q	10.4	10/28/2021
10.6*	Form of Restricted Stock Unit Award Agreement under the 2013 LTIP for Executive Officers other than the Chief Executive Officer	10-Q	10.5	10/28/2021
10.7*	Form of Restricted Stock Unit Award Agreement under the 2013 LTIP for Non-Employee Directors	10-Q	10.6	10/28/2021
10.8*	Form of Performance Share Award Agreement under the 2013 LTIP for Gregg Lowe	10-Q	10.7	10/28/2021
10.9*	Form of Performance Share Award Agreement under the 2013 LTIP for Executive Officers other than the Chief Executive Officer	10-Q	10.8	10/28/2021
10.10*	Form of Performance Share Award Agreement under the 2013 LTIP for Gregg Lowe (fiscal 2024 award)	10-K	10.13	8/23/2023
10.11*	Form of Performance Share Award Agreement under the 2013 LTIP for Executive Officers other than the Chief Executive Officer (fiscal 2024 award)	10-K	10.14	8/23/2023
10.12*	2023 Long-Term Incentive Compensation Plan ("2023 LTIP")	8-K	10.1	10/24/2023
10.13*	Form of Restricted Stock Unit Award Agreement under the 2023 LTIP for Gregg Lowe	10-Q	10.3	2/1/2024
10.14*	Form of Restricted Stock Unit Award Agreement under the 2023 LTIP for Executive Officers other than the Chief Executive Officer	10-Q	10.4	2/1/2024
10.15*	Form of Restricted Stock Unit Award Agreement under the 2023 LTIP for Non-Employee Directors	10-Q	10.5	2/1/2024
10.16*	Form of Performance Stock Unit Award Agreement under the 2023 LTIP for Gregg Lowe	10-Q	10.6	2/1/2024
10.17*	Form of Performance Stock Unit Award Agreement under the 2023 LTIP for Executive Officers other than the Chief Executive Officer	10-Q	10.7	2/1/2024
10.18*	Wolfspeed, Inc. 2025 Inducement Award Plan	8-K	10.1	5/7/2025
10.19*	Wolfspeed Bonus Plan for Fiscal Year 2025	10-Q	10.2	5/9/2025
10.20*	Change in Control Agreement for Chief Executive Officer between Cree, Inc. and Gregg A. Lowe, dated September 22, 2017	8-K	10.1	9/28/2017
10.21*	First Amendment to Change in Control Agreement (for Chief Executive Officer), dated May 4, 2018	8-K	10.3	5/4/2018
10.22*	Separation, Consulting and General Release Agreement, dated as of December 16, 2024, by and between Wolfspeed, Inc. and Gregg Lowe	10-Q	10.4	1/30/2025
10.23*	Wolfspeed Severance Plan - Senior Leadership Team, Plan Document and Summary Plan Description, as amended and restated	10-K	10.22	8/22/2024
10.24*	Form of Participation Agreement Under Cree Severance Plan - Senior Leadership Team	8-K	10.2	5/4/2018
10.25*	Offer Letter between Wolfspeed, Inc. and Thomas H. Werner, dated November 19, 2024	8-K	10.1	11/21/2024
10.26*	Employment Agreement, dated March 27, 2025, between Wolfspeed, Inc. and Robert Feurle	8-K	10.1	3/27/2025
10.27*	Employment Agreement, dated May 22, 2025, between Wolfspeed, Inc. and David Emerson	8-K	10.1	5/23/2025
10.28*	Executive Transition and Separation Agreement, dated May 19, 2025, between Wolfspeed, Inc. and Neill Reynolds	X		
10.29*	Separation Agreement and Release of Claims, dated June 1, 2025, between Wolfspeed, Inc. and Neill Reynolds	X		
10.30*	Retention Agreement with Kevin Speirits effective May 23, 2025	8-K	10.1	5/28/2025
10.31*	Employment Agreement, dated July 6, 2025, between Wolfspeed Europe GmbH and Gregor van Issum	8-K	10.1	7/7/2025
10.32*	Schedule of Compensation of Non-Employee Directors	8-K	10.1	5/9/2025

10.33*	Non-Employee Director Stock Compensation and Deferral Program, as amended and restated		10-Q	10.10	10/28/2021
10.34*	Form of Cree, Inc. Indemnification Agreement for Directors and Officers		8-K	10.1	10/29/2010
10.35†	Amended and Restated Indenture, dated as of October 11, 2024, by and among Wolfspeed, Inc., Wolfspeed Germany GmbH, as a subsidiary guarantor, and U.S. Bank Trust Company, National Association, as the trustee and collateral agent		8-K	10.1	10/15/2024
10.36	First Supplemental Indenture, dated as of October 22, 2024, by and among Wolfspeed, Inc., Wolfspeed Germany GmbH, as a subsidiary guarantor, and U.S. Bank Trust Company, National Association, as the trustee and collateral agent		10-Q	10.2	11/7/2024
10.37	Second Supplemental Indenture, dated as of June 23, 2025, by and among Wolfspeed, Inc., the Subsidiary Guarantors and U.S. Bank Trust Company, National Association, as trustee and collateral agent		8-K	10.3	6/23/2025
10.38**	Restructuring Support Agreement, dated as of June 22, 2025, by and among Wolfspeed, Inc., Wolfspeed Texas LLC, the Consenting Noteholders and Renesas		8-K	10.1	6/23/2025
10.39**	Rights Offering Backstop Commitment Agreement, dated as of June 22, 2025, by and among Wolfspeed, Inc., Wolfspeed Texas LLC, and the Commitment Parties		8-K	10.2	6/23/2025
19.1	Securities Trading Policy		10-K	19.1	8/22/2024
21.1	Subsidiaries of the Company	X			
23.1	Consent of PricewaterhouseCoopers LLP	X			
31.1	Certification by Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	X			
31.2	Certification by Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	X			
32.1	Certification by Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	X			
32.2	Certification by Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	X			
97.1	Wolfspeed, Inc. Compensation Recovery Policy		10-K	19.1	8/22/2024
101	The following materials from Wolfspeed, Inc.'s Annual Report on Form 10-K for the fiscal year ended June 29, 2025 formatted in Inline XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheets; (ii) Consolidated Statements of Operations; (iii) Consolidated Statements of Comprehensive Loss; (iv) Consolidated Statements of Cash Flows; (v) Consolidated Statements of Shareholders' Equity; and (vi) Notes to Consolidated Financial Statements	X			
104	The cover page from the Wolfspeed, Inc.'s Annual Report on Form 10-K for the fiscal year ended June 29, 2025 formatted in Inline XBRL (included in Exhibit 101)				

* Management contract or compensatory plan or arrangement.

** Portions of this exhibit have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The registrant undertakes to furnish a copy of all omitted schedules and exhibits to the U.S. Securities and Exchange Commission upon its request.

^ Portions of this exhibit have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The omitted information is not material and is the type of information that the Company customarily and actually treats as private and confidential. The registrant under undertakes to furnish an unredacted copy of the exhibits to the U.S. Securities and Exchange Commission upon its request.

† Portions of this exhibit have been omitted pursuant to Item 601(b)(10) of Regulation S-K because they are both not material and are the type that the registrant treats as private or confidential. The registrant undertakes to furnish an unredacted copy of the exhibit to the U.S. Securities and Exchange Commission upon its request.

Item 16. *Form 10-K Summary*

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WOLFSPEED, INC.

Date: August 26, 2025

By: /s/ Robert Feurle

Robert Feurle

Chief Executive Officer

(Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ ROBERT FEURLE **Robert Feurle**	Chief Executive Officer (Principal Executive Officer)	August 26, 2025
/s/ KEVIN SPEIRITS **Kevin Speirits**	Interim Chief Financial Officer (Principal Financial and Principal Accounting Officer)	August 26, 2025
/s/ THOMAS H. WERNER **Thomas H. Werner**	Chairman and Director	August 26, 2025
/s/ GLENDA DORCHAK **Glenda Dorchak**	Director	August 26, 2025
/s/ JOHN C. HODGE **John C. Hodge**	Director	August 26, 2025
/s/ MARVIN A. RILEY **Marvin A. Riley**	Director	August 26, 2025
/s/ DARREN R. JACKSON **Darren R. Jackson**	Director	August 26, 2025
/s/ DUY-LOAN T. LE **Duy-Loan T. Le**	Director	August 26, 2025
/s/ Paul Walsh **Paul Walsh**	Director	August 26, 2025
/s/ STACY J. SMITH **Stacy J. Smith**	Director	August 26, 2025
/s/ MARK JENSEN **Mark Jensen**	Director	August 26, 2025

NOTES

FISCAL 2025 CORPORATE INFORMATION



Corporate Headquarters
Wolfspeed, Inc.
4600 Silicon Drive
Durham, NC 27703-8475
Phone: 919.407.5300
Fax: 919.407.5615
www.wolfspeed.com

Independent Auditor
PricewaterhouseCoopers LLP
Raleigh, NC

Transfer Agent and Registrar
Equiniti Trust Company, LLC
1110 Centre Point Curve, Suite 101
Mendota Heights, MN 55120
Phone: 800.937.5449
www.equiniti.com

Investor Relations
Tyler Gronbach
919.407.4820
Additional investor materials may be obtained without
charge by contacting Investor Relations

Annual Meeting of Shareholders
The annual meeting of shareholders will be held on
Dec. 16th, 2025 at 12 p.m. virtually at
www.virtualshareholdermeeting.com/WOLF2025

Additional Information
The company's stock is traded on the New York Stock
Exchange and is quoted under the symbol "WOLF"

Executive Officers
Robert A. Feurle
Chief Executive Officer

Gregor van Issum
Executive Vice President and Chief Financial Officer

David T. Emerson, Ph.D.
Executive Vice President and Chief Operating Officer

Board of Directors
Anthony M. Abate
Executive Chairman
GTT Communications, Inc.

Michael W. Bokan
Retired Senior VP
Micron Technology

Robert A. Feurle
CEO
Wolfspeed, Inc.

Hong Q. Hou
President and CEO
Semtech Corporation

Mark E. Jensen
Director
Lattice Semiconductor Corporation

Eric S. Musser
Former President and COO
Corning Incorporated

Paul V. Walsh, Jr.
Former CFO
Allegro Microsystems, Inc.







THE POWER TO
MAKE IT REAL™



